Exhibit 2.1

Certain identified information in this Agreement denoted with “[***]” has been excluded from this exhibit pursuant to Item 601(b)(2)(ii) of Regulation S-K because it is both not material and of the type that the registrant treats as private and confidential.

MEMBERSHIP INTEREST PURCHASE AGREEMENT

BY AND AMONG

Pilot OFS Holdings LLC and Minerva Infrastructure IA LLC,

as Sellers,

Select Water Solutions, LLC,

as Buyer,

Pilot Travel Centers LLC,

as Seller Parent solely for purposes of Section 6.4 and Section 9.4,

and

Pilot OFS Holdings LLC,

also in its capacity as the Sellers’ Representative

Dated as of September 24, 2026

i

(continued)

(continued)

(continued)

(continued)

v

(continued)

EXHIBITS

Exhibit A	—	Definitions
Exhibit B	—	Form of Assignment of Interests
Exhibit C	—	Form of Mutual Release
Exhibit D	—	Form of Escrow Agreement
Exhibit E	—	Form of Estimated Settlement Statement

SELLER DISCLOSURE SCHEDULES

Schedule SA	Seller Agreement
Schedule SM	Sellers Marks
Schedule SK	Sellers Knowledge Persons
Schedule 1.1(a)	Accounting Rules
Schedule 1.1(b)	Accrued STI
Schedule 1.1(c)	Net Working Capital Example
Schedule 1.1(d)	Permitted Liens
Schedule 1.1(e)	Closing Compensation
Schedule 3.3	Non-Contravention (Seller)
Schedule 3.4	Governmental Approvals (Seller)
Schedule 4.2	Non-Contravention (Company Group)
Schedule 4.3	Governmental Approvals (Company Group)
Schedule 4.4(a)	Capitalization
Schedule 4.4(b)	Acquired Interests
Schedule 4.5(a)	Subsidiaries
Schedule 4.5(c)	Subsidiary Securities
Schedule 4.6	Compliance with Laws
Schedule 4.8(a)	Owned Real Property
Schedule 4.8(b)	Leased Real Property
Schedule 4.8(c)	Rights-of-Way
Schedule 4.8(d)	Real Property Matters
Schedule 4.8(e)	Real Property Contracts
Schedule 4.9(a)	Financial Statements
Schedule 4.9(b)	Financial Statement Matters
Schedule 4.9(c)	Disclosed Liabilities
Schedule 4.9(d)	Disclosure Controls
Schedule 4.10	Indebtedness
Schedule 4.11	Absence of Certain Changes
Schedule 4.12	Environmental Matters
Schedule 4.13	Regulatory Matters
Schedule 4.14	Outstanding Capital Commitments
Schedule 4.15(a)	Material Contracts
Schedule 4.15(b)	Material Contract Items
Schedule 4.15(c)	Material Contract Status
Schedule 4.16	Legal Proceedings (Company Group)
Schedule 4.17	Permits
Schedule 4.18	Taxes

i

(continued)

Schedule 4.18(w)	Tax Group Member Treatment
Schedule 4.19	Employee Benefits
Schedule 4.19(f)	Employee Benefits Plans
Schedule 4.19(q)(ii)	Independent Contractor List
Schedule 4.20(a)	Owned Intellectual Property
Schedule 4.20(b)	Intellectual Property Matters
Schedule 4.21(a)	Insurance
Schedule 4.21(b)	Insurance Exceptions
Schedule 4.22	Affiliate Transactions
Schedule 4.23	Bank Accounts; Powers of Attorney
Schedule 4.24	Directors and Officers
Schedule 4.26(a)	Top Customers
Schedule 4.26(b)	Top Suppliers
Schedule 4.30(a)	Company Assets
Schedule 4.30(b)	Disposal Wells
Schedule 4.31	Business of the Company Group
Schedule 4.33	Security Arrangements; Surety Bonds
Schedule 6.1	Conduct of Business
Schedule 6.1(b)(viii)	Current Proposals
Schedule 6.1(b)(ix)	Capital Expenditure Budget
Schedule 6.14(a)	Affiliate Contracts; Intercompany Balances
Schedule 8.3(c)	Resignations

BUYER DISCLOSURE SCHEDULES

Schedule BK	Buyer Knowledge Persons
Schedule 5.3	Non-Contravention
Schedule 5.4	Governmental Approvals

ii

MEMBERSHIP INTEREST PURCHASE AGREEMENT

This MEMBERSHIP INTEREST PURCHASE AGREEMENT (this “Agreement”), dated as of September 24, 2026 (the “Execution Date”), is made and entered into by and among Pilot OFS Holdings LLC, a Delaware limited liability company (“Pilot OFS”), Minerva Infrastructure IA LLC, a Delaware limited liability company (“Minerva” and, together with Pilot OFS, each a “Seller” and collectively the “Sellers”), Select Water Solutions, LLC, a Delaware limited liability company (the “Buyer”), solely for purposes of Section 6.4 and Section 9.4, Pilot Travel Centers LLC, a Delaware limited liability company (“Seller Parent”), and Pilot OFS, also in its capacity as the “Sellers’ Representative” under Section 6.21 (the “Sellers’ Representative”).

Each of the parties to this Agreement is sometimes referred to individually in this Agreement as a “Party” and all of the parties to this Agreement are sometimes collectively referred to in this Agreement as the “Parties.”

R E C I T A L S

WHEREAS, Pilot OFS owns seventy-nine and one-half percent (79.5%) and Minerva owns twenty and one-half percent (20.5%) of the issued and outstanding membership interests of Pilot Water Solutions LLC, a Delaware limited liability company (the “Company”), collectively representing one hundred percent (100%) of the issued and outstanding membership interests of the Company (the “Acquired Interests”);

WHEREAS, the Company owns, directly or indirectly, all of the issued and outstanding interests in the Persons required to be set forth on Schedule 4.5(a) of the Seller Disclosure Schedules (the “Company Subsidiaries” and collectively with the Company, the “Company Group”); and

WHEREAS, subject to the terms and conditions of this Agreement, Sellers desire to sell, and Buyer desires to purchase, the Acquired Interests in exchange for payment of the consideration specified in this Agreement.

A G R E E M E N T S

NOW, THEREFORE, in consideration of the representations, warranties, agreements and covenants contained in this Agreement, and other good and valuable consideration, the receipt and legal sufficiency of which are hereby acknowledged, the Parties undertake and agree as follows:

Article I
Definitions; Interpretations

Section 1.1            Definitions. Capitalized terms used in this Agreement but not defined in the body of this Agreement shall have the meanings ascribed to them in Exhibit A. Capitalized terms defined in the body of this Agreement are listed in Exhibit A with reference to the location of the definitions of such terms in the body of this Agreement.

Section 1.2            Interpretations. The rules of construction set forth in this Section 1.2 shall apply to the interpretation of this Agreement. All references in this Agreement to Exhibits, Schedules, Articles, Sections, subsections, and other subdivisions of or to this Agreement refer to the corresponding Exhibits, Schedules, Articles, Sections, subsections and other subdivisions of or to this Agreement unless expressly provided otherwise. Any capitalized terms used in any Exhibit or Schedule attached hereto and not otherwise defined therein shall have the meaning set forth in this Agreement. Headings, captions and titles appearing at the beginning of any Articles, Sections, subsections and other subdivisions of or to this Agreement are for convenience only, do not constitute any part of this Agreement, and shall be disregarded in construing the language hereof. The words “this Agreement,” “herein,” “hereby,” “hereunder,” and “hereof” and words of similar import, refer to this Agreement as a whole (including all Exhibits and Schedules attached hereto) and not to any particular Article, Section, subsection or other subdivision of or to this Agreement unless expressly so limited. The words “this Article,” “this Section,” and “this subsection,” and words of similar import, refer only to the Article, Section or subsection hereof in which such words occur. Wherever the words “including” and “excluding” (in their various forms) are used in this Agreement, they shall be deemed to be followed by the words “without limiting the foregoing in any respect.” The word “or” has the inclusive meaning represented by the phrase “and/or.” Unless expressly provided to the contrary, if a word or phrase is defined, its other grammatical forms have a corresponding meaning. The words “shall” and “will” have the equal force and effect. All references to “$” or “Dollars” shall be deemed references to United States Dollars. Each accounting term not defined herein will have the meaning given to it under GAAP as interpreted as of the Execution Date. Pronouns in masculine, feminine, or neuter genders shall be construed to state and include any other gender, and words, terms, and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise requires. Reference herein to any Contract or Law shall be deemed to refer to such Contract or Law as amended, restated, supplemented or otherwise modified from time to time (and in the case of any Contract, in accordance with the terms hereof or thereof, as applicable), and in effect at any given time (and in the case of any Law, to any successor provisions, rules and regulations promulgated thereunder, unless the context shall otherwise require). Any reference to any “day” or any number of “days” without explicit reference to “Business Days” shall be deemed to refer to a calendar day or number of calendar days. If any period of days referred to in this Agreement shall end on a day that is not a Business Day, then the expiration of such period shall automatically be extended until the end of the first succeeding Business Day. References to a Person are also to its permitted successors and permitted assigns. The phrases “delivered,” “provided,” “furnished,” “made available” or words of similar import when used with respect to information or documents means that such information or documents have been made available to Buyer in the Data Room created for the purposes of the transactions contemplated hereunder two (2) Business Days prior to the Execution Date.

Article II
Purchase and Sale of the Acquired Interests; Closing

Section 2.1            Purchase and Sale of the Acquired Interests. Subject to the terms and conditions of this Agreement, at the Closing, Sellers shall sell, assign, convey, transfer and deliver the Acquired Interests to Buyer, and Buyer shall purchase and accept the Acquired Interests from Sellers, free and clear of all Liens, other than the Permitted Equity Liens.

Section 2.2            Purchase Price; Closing Payments.

(a)            The aggregate unadjusted purchase price to be delivered by Buyer to Sellers in exchange for the sale, assignment, conveyance, transfer and delivery of the Acquired Interests by Sellers to Buyer shall consist of:

(i)             Six Hundred Million Dollars ($600,000,000.00) in cash (the “Cash Consideration”), as such amount may be adjusted in accordance with Section 2.3 (as adjusted, the “Adjusted Cash Consideration”); and

(ii)            a number of shares of Class A common stock, $0.01 par value per share, such class having been registered under Section 12(b) of the Exchange Act, of Parent (the “Parent Class A Common Stock”) (rounded up to the nearest whole share), equal to (A) One Hundred Million Dollars ($100,000,000.00) divided by (B) the Closing Share Price (such shares of Parent Class A Common Stock, the “Equity Consideration” and together with the Adjusted Cash Consideration, the “Adjusted Purchase Price”); provided, however, that in no event shall Parent issue any shares of Parent Class A Common Stock as Equity Consideration if such issuance, together with any other shares of Parent Class A Common Stock issued in connection with any other related transactions that may be considered part of the same series of transactions, would exceed 19.99% of the outstanding shares of Parent Class A Common Stock as of the date of this Agreement in accordance with the rules and regulations of the NYSE (the “Exchange Cap”), unless Parent stockholder approval for issuances in excess of the Exchange Cap has been obtained.

(b)            At Closing, Buyer shall pay and deliver (or cause to be paid and delivered) to (A) each Seller such Seller’s Seller Share of the Closing Payment; provided that, solely for payment of the Closing Payment, the amount of Minerva’s Seller Share shall be increased by (x) Three Million Seventy-Five Thousand Dollars ($3,075,000) (the “Prepaid Contingent Amount”) and (y) Twenty Million Five Hundred Thousand Dollars ($20,500,000) (the “Equity Consideration Replacement Amount”) and the amount of Pilot OFS’s Seller Share shall be reduced by the Prepaid Contingent Amount and the Equity Consideration Replacement Amount; provided, further, that the Escrow Amount shall be funded solely from Pilot OFS’s portion of the Closing Payment and Minerva’s Seller Share of the Closing Payment shall not be reduced by the Escrow Amount or any portion thereof; and (B) to Pilot OFS, the Equity Consideration, which Equity Consideration shall contain customary legends restricting transfer under applicable securities Laws and Section 6.19.

(c)            Notwithstanding anything in this Agreement to the contrary, Buyer and its Affiliates shall be entitled to conclusively rely on (i) the definition of Seller Share and the allocation in this Section 2.2 and (ii) any clarification or direction provided by the Sellers’ Representative at Buyer’s written request with respect to any ambiguity in the definition or usage of the term Seller Share (which the Sellers’ Representative agrees to provide within one (1) Business Day of any such request), in each case without any obligation to investigate or verify the accuracy or correctness thereof, and in no event shall Buyer or any of its Affiliates (including, following the Closing, the Company Group) have any responsibility or liability to any Seller or any other Person in connection with any claims relating to the misallocation of the Adjusted Purchase Price set forth in the Estimated Settlement Statement among the Sellers, so long as the allocation is made based on the definition of Seller Share. For the avoidance of doubt, Buyer shall have no responsibility or liability in connection with the allocation of the Adjusted Purchase Price or any claims relating thereto between the Sellers, such allocation being solely an agreement about allocation of proceeds among the Sellers. Notwithstanding anything to the contrary in this Agreement, in no event will any disagreement among the Sellers as to the allocation of the Adjusted Purchase Price delay, impact or hinder the consummation of the Closing in accordance with this Agreement.

(d)            Notwithstanding anything to the contrary in this Agreement, (i) Minerva shall not be entitled to any Equity Consideration nor any Contingent Payment, (ii) Minerva shall not be a party to, or have any obligations or rights under, the Escrow Agreement, (iii) Minerva shall not be subject to any post-Closing adjustment obligations under Section 2.3(c) and Section 2.3(d) (including any obligation to pay any portion of the Excess Amount or any right to receive any portion of the Shortfall Amount or Escrow Funds) and (iv) in no event will Buyer be obligated at Closing to pay an aggregate amount in excess of the Closing Payment.

(e)            In the event of any change between the Execution Date and prior to the Closing in the number of shares of Parent Class A Common Stock or securities convertible or exchangeable into or exercisable for shares of Parent Class A Common Stock issued and outstanding after the Execution Date and prior to the Closing by reason of any stock split, reverse stock split, stock dividend, subdivision, reclassification, recapitalization, combination, exchange of shares or the like, the Equity Consideration shall be equitably adjusted to reflect the effect of such change, subject to further adjustment in accordance with this Section 2.2(e).

Section 2.3            Purchase Price Adjustments.

(a)            The Adjusted Cash Consideration shall be equal to:

(i)             the Cash Consideration;

(ii)            less, the Estimated Debt Amount;

(iii)           less, the Estimated Transaction Expenses;

(iv)           less, the amount, if any, by which the Target Working Capital exceeds the Estimated Net Working Capital Amount;

(v)            plus, the amount, if any, by which the Estimated Net Working Capital Amount exceeds the Target Working Capital; and

(vi)           plus, the Estimated Cash Amount.

(b)            Not later than five (5) Business Days prior to the Closing Date, the Sellers’ Representative shall prepare and deliver to Buyer a preliminary settlement statement substantially in the form attached hereto as Exhibit E (the “Estimated Settlement Statement”) setting forth a good faith estimate of the Closing Debt Amount (“Estimated Debt Amount”), Closing Transaction Expenses (“Estimated Transaction Expenses”), Closing Net Working Capital Amount (“Estimated Net Working Capital Amount”), Closing Cash Amount (“Estimated Cash Amount”), and the resulting Adjusted Cash Consideration, in each case, providing reasonably detailed calculations and reasonable supporting documentation, together with wiring instructions for each Seller. Within three (3) Business Days after Buyer’s receipt of the Estimated Settlement Statement, Buyer shall have the right but not the obligation to deliver to the Sellers’ Representative a written report containing all changes that Buyer proposes in good faith to be made to the Estimated Settlement Statement, together with a reasonably detailed explanation and reasonable supporting documents. The Sellers’ Representative shall consider in good faith any comments made by Buyer with respect to the foregoing calculations and shall correct any clear and manifest errors with respect to the calculation of any amount set forth in the Estimated Settlement Statement. Subject to the proviso in the final sentence of this Section 2.3(b), the Sellers’ Representative and Buyer shall attempt to agree in writing on the Estimated Settlement Statement as soon as possible after the Sellers’ Representative receipt of Buyer’s written report. The Estimated Settlement Statement, as agreed upon in writing by the Sellers’ Representative and Buyer, shall control for purposes of all payments to be made at Closing; provided that, if the Sellers’ Representative and Buyer do not agree in writing upon any or all of the components of the Adjusted Cash Consideration set forth in the Estimated Settlement Statement, then the amount of such adjustment or adjustments used to calculate the Adjusted Cash Consideration at Closing shall be that amount set forth in the draft Estimated Settlement Statement delivered by the Sellers’ Representative to Buyer pursuant to this Section 2.3(b). Notwithstanding anything to the contrary in this Agreement, if the Sellers’ Representative fails to timely deliver the Estimated Settlement Statement in accordance with this Section 2.3(b), the “Estimated Settlement Statement” for all purposes of this Agreement shall be a preliminary settlement statement prepared by Buyer.

(c)            Not later than one hundred twenty (120) days following the Closing Date, Buyer shall prepare and deliver to Pilot OFS a settlement statement (the “Final Settlement Statement”) setting forth Buyer’s good faith estimate of the final calculations of the actual Debt Amount (“Actual Debt Amount”), actual Transaction Expenses (“Actual Transaction Expenses”), actual amount of Net Working Capital (“Actual Net Working Capital Amount”), actual Cash Amount (“Actual Cash Amount”), and the resulting Adjusted Cash Consideration, in each case, providing reasonably detailed calculations and reasonable supporting documentation. Buyer shall provide to Pilot OFS access to the books and records of the Company Group, supporting documentation and other data, as reasonably requested and necessary, and access to its officers, employees, agents and other personnel during normal business hours and upon reasonable advance notice and as is reasonably necessary to enable Pilot OFS to review the Final Settlement Statement and the determinations to be contained therein; provided, however, that (i) any such access shall be conducted in such a manner as not to unreasonably interfere with the normal operations of the Company or Buyer and (ii) the Company and Buyer shall not be required to provide such access or disclose any information to Pilot OFS if such access or disclosure would (x) compromise any attorney-client or other legal privilege or (y) contravene any Laws to which the Company, its Subsidiaries or Buyer are subject or Contract to which the Company, its Subsidiaries or Buyer are a party. At any time during the thirty (30)-day period following Pilot OFS’s receipt of the Final Settlement Statement (the “Review Period”), Pilot OFS may deliver to Buyer a written report containing any changes that Pilot OFS proposes in good faith to be made to the Final Settlement Statement setting forth in reasonable detail the dollar amount, nature and business of such items that Pilot OFS disputes (such written report, an “Objection Notice”). If the Review Period expires without Pilot OFS delivering an Objection Notice, then the Final Settlement Statement as delivered by Buyer and the calculation of the Actual Debt Amount shall be the “Final Debt Amount”, the calculation of the Actual Transaction Expenses shall be the “Final Transaction Expenses”, the calculation of the Actual Net Working Capital Amount shall be the “Final Net Working Capital Amount” and the calculation of the Actual Cash Amount shall be the “Final Cash Amount” which, in each case, shall become final and binding for all purposes of this Agreement. If Pilot OFS delivers an Objection Notice to Buyer during the Review Period, then Buyer and Pilot OFS shall undertake to agree in good faith on the final Adjusted Cash Consideration no later than thirty (30) days after the date on which Pilot OFS delivered such Objection Notice to Buyer. In the event that such Parties cannot reach agreement within such thirty (30)-day period, either Pilot OFS or Buyer may, following the end of such thirty (30)-day period but no later than ten (10) Business Days thereafter, deliver written notice to engage and refer the remaining disputed matters to the Accounting Firm. Within ten (10) days after the other Parties’ receipt of the first Party’s notice pursuant to the foregoing sentence, the Parties shall mutually engage PricewaterhouseCoopers LLP, or if PricewaterhouseCoopers LLP is unable or unwilling to perform its obligations under this Section 2.3(c), such other nationally-recognized independent accounting firm as is mutually agreed on by Pilot OFS and Buyer or if Buyer and Pilot OFS cannot so agree within such time period then such other nationally-recognized independent accounting firm appointed by the Houston office of the American Arbitration Association as requested by Buyer or Pilot OFS (such firm that agrees to serve hereunder, the “Accounting Firm”) to resolve the disputed matters. Within ten (10) days following the agreement of the Accounting Firm to serve hereunder, Buyer and Pilot OFS shall deliver to the Accounting Firm and the other Parties, as applicable, (i) the Final Settlement Statement, the Objection Notice and such work papers, invoices and other reports and information relating to the disputed matters as the Accounting Firm may request and (ii) Buyer’s or Pilot OFS as applicable, proposed resolution of the disputed matters and any materials it wishes to present to justify the resolution it so presents (the foregoing items (i) and (ii) together forming Buyer’s or Pilot OFS as applicable, “Submission”). Buyer and Pilot OFS shall be afforded the opportunity to discuss the disputed matters and both Submissions with the Accounting Firm, but the Accounting Firm shall not conduct a formal evidentiary hearing. The Accounting Firm shall act as an arbitrator for the limited purpose of determining the specific disputed matters submitted by either Pilot OFS, on the one hand, or Buyer, on the other, in their respective Submissions to the Accounting Firm, and whether and to what extent, if any, the Adjusted Cash Consideration requires adjustment as a result of the resolution of those disputed matters; provided, however, that if any of the disputed matters relate to the interpretation of the Parties’ legal rights or obligations under this Agreement or the other Transaction Documents, including any rights to indemnification under Article IX, rather than financial or accounting matters pertinent to the calculation of the Adjusted Cash Consideration (including any components thereof), such disputed matter shall instead be resolved in the manner set forth in Section 11.1 (with any dispute as to whether a disputed matter is legal or financial, or accounting-related in nature to be resolved solely by the Accounting Firm in its capacity as an arbitrator). The Accounting Firm may not award interest, damages or penalties. The Accounting Firm’s determination shall be made within thirty (30) days after the date that the Submissions are required to be submitted to the Accounting Firm and, absent manifest error, shall be final and binding on Buyer and Sellers, without right of appeal, and shall constitute an arbitral award upon which a judgment may be entered in any court having jurisdiction thereof. In determining the proper amount of each disputed item, the Accounting Firm shall not increase such disputed item more than the increase proposed by Buyer or Pilot OFS nor decrease such disputed item more than the decrease proposed by Buyer or Pilot OFS, as set forth in their respective Submissions, as applicable. The Accounting Firm’s final calculation of the Actual Debt Amount shall be deemed the “Final Debt Amount”, the Accounting Firm’s final calculation of the Actual Transaction Expenses shall be deemed the “Final Transaction Expenses”, the Accounting Firm’s final calculation of the Actual Net Working Capital Amount shall be deemed the “Final Net Working Capital Amount” and the Accounting Firm’s final calculation of the Actual Cash Amount shall be deemed the “Final Cash Amount”. The costs and expenses of the Accounting Firm in connection with resolving such disputed matters will be borne by Buyer, on the one hand, and Pilot OFS, on the other hand, in such proportion as is appropriate to reflect the relative benefits received by Sellers and Buyer from the resolution of such dispute. For instance, if Pilot OFS challenges the calculation of the Adjusted Cash Consideration in the Final Settlement Statement by an amount of $100,000, but the Accounting Firm determines that Pilot OFS has a valid claim for only $40,000, Buyer shall bear forty percent (40%) of the fees and expenses of the Accounting Firm and Pilot OFS shall bear the other sixty percent (60%) of such fees and expenses.

(d)            Within ten (10) Business Days after either (x) the expiration of the Review Period if no Objection Notice is delivered prior to such expiration or (y) the date on which Pilot OFS and Buyer, or the Accounting Firm, as applicable, finally determine the Final Debt Amount, the Final Transaction Expenses, the Final Net Working Capital Amount and the Final Cash Amount in accordance with Section 2.3(c), the Adjusted Cash Consideration shall be recalculated by substituting (1) the Final Debt Amount for the Estimated Debt Amount, (2) the Final Transaction Expenses for the Estimated Transaction Expenses, (3) the Final Net Working Capital Amount for the Estimated Net Working Capital Amount and (4) the Final Cash Amount for the Estimated Cash Amount (such recalculated Adjusted Cash Consideration, the “Final Cash Consideration”):

(i)             if the Final Cash Consideration is greater than the Adjusted Cash Consideration on the Closing Date (such difference, the “Shortfall Amount”), then (A) Buyer shall pay to Pilot OFS the Shortfall Amount and (B) Pilot OFS and Buyer shall deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to deliver to Pilot OFS the entire amount of the Escrow Funds;

(ii)            if the Adjusted Cash Consideration on the Closing Date is greater than the Final Cash Consideration (such difference, the “Excess Amount”), then (A) if the Excess Amount is greater than or equal to the amount of Escrow Funds, (I) Pilot OFS and Buyer shall deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to deliver to Buyer the entire amount of Escrow Funds and (II) Pilot OFS shall pay to Buyer an amount equal to the Excess Amount less the Escrow Funds by wire transfer of immediately available funds within ten (10) Business Days following the determination of the Final Cash Consideration and (B) if the Excess Amount is less than the Escrow Funds, Pilot OFS and Buyer shall deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to deliver to Buyer an amount equal to the Excess Amount (plus a pro rata portion of the remaining amounts of income (including interest) included in the Escrow Funds based on the portion of the Escrow Amount released to Buyer from the Escrow Funds and distribute the remaining balance of the Escrow Funds to Pilot OFS; and

(iii)           if the Adjusted Cash Consideration on the Closing Date is equal to the Final Cash Consideration, Pilot OFS and Buyer shall deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to deliver to Pilot OFS the entire amount of the Escrow Funds.

(iv)           For the avoidance of doubt, (i) after giving effect to any such payment made in accordance with this Section 2.3(d), Pilot OFS and Buyer shall be in the same position they would have been in had payments at the Closing been based on the Final Cash Consideration (without any interest on such true-up payment as long as it is timely made in accordance with this Section 2.3(d)), (ii) the Escrow Funds are intended to serve as a source of, but not as the sole or exclusive source of, recovery in respect of any amounts owed by Pilot OFS to Buyer under this Section 2.3, (iii) no Party’s right to recover the Excess Amount or Shortfall Amount (as applicable) (including any portion thereof in excess of the Escrow Funds) shall be conditioned upon, or limited by the availability or release of, any Escrow Funds and (iv) Minerva shall have no obligation to pay any portion of the Excess Amount and no right to receive any portion of the Shortfall Amount or any Escrow Funds, it being understood and agreed that the post-Closing adjustment mechanics set forth in this Section 2.3 apply solely as between Pilot OFS and Buyer.

(e)            Except to the extent otherwise required pursuant to a “determination” (within the meaning of Section 1313(a) of the Code or any similar provision of U.S. state or local Law), each of the Sellers and Buyer shall (and shall cause its respective Affiliates to) treat any and all payments made pursuant to this Section 2.3, Section 2.4, Section 2.7 and any and all payments for indemnification under Section 9.4 as purchase price adjustments for U.S. federal (and applicable state and local) income Tax purposes; provided, however, that any amount that is required for income Tax purposes to be treated as imputed interest under Section 483 or any other applicable provision of the Code or any similar provision of U.S. state or local Law or shall be treated accordingly for applicable Tax purposes.

Section 2.4            Contingent Payment.

(a)            If, at any time following the Execution Date, the Contingent Event Trigger occurs, on the later of (a) the Closing Date or (b) five (5) Business Days following the date on which the Contingent Event Trigger occurs, Buyer shall pay to Pilot OFS the Contingent Payment by wire transfer of cash in immediately available funds to an account or accounts designated by Pilot OFS; provided, that for the avoidance of doubt, in no event shall the Contingent Payment become due or payable hereunder if the Closing does not occur. Notwithstanding anything to the contrary in this Agreement, if [***] has not been achieved on or prior to [***] but the Contingent Event Trigger still occurs at a later date, the Contingent Payment shall be reduced on a dollar-for-dollar basis in an amount equal to any out-of-pocket amounts paid by Buyer or any of its Subsidiaries (including the Company Group) under any amendment or waiver to the Contingent Contract executed as a result of a failure to achieve [***] as of [***] or the net present value of any loss of revenue at the Company Group that is agreed to in such amendment or waiver.

(b)            Minerva acknowledges and agrees that the Prepaid Contingent Amount is the full and final compensation due to Minerva with regard to the Contingent Payment. In no event shall Minerva have any right, title, interest in or claim to any portion of the Contingent Payment, if any, paid by Buyer pursuant to Section 2.4.

Section 2.5            Intended Tax Treatment; Allocation of Purchase Price.

(a)            The Parties agree that for U.S. federal (and applicable state and local) income Tax purposes, the purchase and sale of the Acquired Interests will be treated as a transaction described in Revenue Ruling 99-6, 1999-1 C.B. 432, Situation 2, including (a) with respect to Sellers, as a taxable sale of the Acquired Interests to Buyer in a transaction described in Section 741 of the Code which shall, for the avoidance of doubt, cause the Company’s taxable year as a partnership to close as of the end of the Closing Date for U.S. federal income Tax purposes, and (b) with respect to Buyer, as a taxable purchase of all the assets of the Company in a transaction described in Section 1001 of the Code (the “Intended Tax Treatment”). The Parties shall, and shall cause each of their respective Affiliates to, prepare and file all Tax Returns in a manner consistent with the Intended Tax Treatment, and none of the Parties or their respective Affiliates shall take any position for Tax purposes (whether in any Tax Proceeding, on any Tax Return, or otherwise) with any Governmental Authority that is inconsistent with the Intended Tax Treatment, except as required pursuant to a “determination” (within the meaning of Section 1313(a) of the Code or any similar provision of U.S. state or local Law); provided that nothing contained herein shall prevent a Party (or any of its Affiliates) from settling any proposed tax deficiency or adjustment by any Governmental Authority based upon or arising out of the Intended Tax Treatment, and no Party shall be required to litigate before any court any proposed tax deficiency or adjustment by any Governmental Authority challenging the Intended Tax Treatment.

(b)            Each of Sellers’ Representative and Buyer shall use commercially reasonable efforts to agree upon an allocation of the Closing Date value of the Adjusted Purchase Price and any other items properly treated as consideration for U.S. federal income Tax purposes among the assets of the Tax Group Members consistent with the six (6) categories of assets specified in Part II of IRS Form 8594 (Asset Acquisition Statement under Section 1060), in accordance with Sections 751, 755 and 1060 of the Code and the Treasury Regulations promulgated thereunder within thirty (30) days after the final determination of the Adjusted Purchase Price pursuant to Section 2.3(c) (the “Allocation”). If Sellers’ Representative and Buyer reach an agreement with respect to the Allocation, (i) Sellers’ Representative and Buyer shall use commercially reasonable efforts to update the Allocation in a manner consistent with Sections 751, 755 and 1060 of the Code following any adjustment to the purchase consideration for Tax purposes pursuant to this Agreement (including pursuant to Section 2.4 or Section 2.7), (ii) each of the Sellers and Buyer shall, and shall cause its respective Affiliates to, report for income Tax purposes (including, as applicable, any statements required under Treasury Regulations Section 1.751-1(a)(3), any allocation required under Section 755 of the Code and any IRS Form 8594 (Asset Acquisition Statement under Section 1060)) consistently with the Allocation, as adjusted, and neither any Seller nor Buyer shall take any position on any Tax Return that is inconsistent with the Allocation, as adjusted, unless otherwise required by a change in applicable Law occurring after the date the Parties agree to the allocation; provided, however, that (A) if Sellers’ Representative and Buyer cannot mutually agree on the Allocation, each Party shall be entitled to determine its own allocation and file its Tax Returns, including, if applicable, IRS Form 8594, consistent therewith and (B) no Party shall be unreasonably impeded in its ability and discretion to negotiate, compromise and/or settle any Tax audit, claim or similar proceedings in connection with such allocation.

Section 2.6            Withholding. Each of Buyer, Sellers, each member of the Company Group and each of their respective Affiliates shall be entitled to deduct or withhold, or cause to be deducted or withheld, from any amounts otherwise payable in connection with the transactions contemplated by this Agreement such amounts as it determines are required to be deducted or withheld under applicable Law. Any such amounts deducted or withheld and that are properly paid over to the applicable Governmental Authority shall be treated as having been paid to the Person in respect of which such deduction or withholding was made. If either of the Sellers or Buyer determines any withholding is required with respect to any payment to Buyer or Sellers, as applicable, under this Agreement, such Party shall promptly notify the other Party of any such proposed withholding and shall cooperate in good faith to provide such Party with a reasonable opportunity to demonstrate that such withholding is not applicable or to reduce the amount of, or eliminate the necessity for, such withholding to the extent allowed by applicable Law. The Parties acknowledge that if a properly executed IRS Form W-9 is provided by a Seller or Buyer, as applicable, no deduction or withholding would be expected to apply to any amount paid to such Party under this Agreement absent a change in applicable Law following the date hereof. Notwithstanding any other provision of this Agreement, all amounts payable pursuant to or as contemplated by this Agreement that are subject to payroll reporting and withholding shall be paid through the payroll of the applicable Company Group entity in accordance with applicable payroll procedures.

Section 2.7            Equity Consideration True-Up.

(a)            If the Measurement Date Share Price is less than the Closing Share Price, then, no later than ten (10) Business Days following the Measurement Date, Buyer shall pay (or cause to be paid) to Pilot OFS, in cash by wire transfer of immediately available funds to an account designated in writing by Pilot OFS, an amount (the “Equity True-Up Amount”) equal to (x) the product of (a) (I) the Closing Share Price less (II) the Measurement Date Share Price, multiplied by (b) the number of shares of Parent Class A Common Stock delivered to Pilot OFS at Closing as part of the Equity Consideration (as adjusted for any stock split, reverse stock split, stock dividend, subdivision, combination, reclassification, recapitalization or similar transaction affecting the Parent Class A Common Stock after the Closing and on or prior to the Measurement Date), less (y) any cash dividends received or declared (if the record date occurs prior to the Measurement Date) on the Equity Consideration from the Closing through the Measurement Date (the “Accrued Dividends”); provided, however, in no event will the Equity True-Up Amount be less than $0. For the avoidance of doubt, if the Measurement Date Share Price is equal to or greater than the Closing Share Price or the Equity True-Up Amount is $0, no payment shall be due from Buyer under this Section 2.7(a).

(b)            If the sum of (x) the aggregate value of the shares of Parent Class A Common Stock delivered to Pilot OFS as Equity Consideration at Closing (valued at the Measurement Date Share Price, as adjusted for any stock split, reverse stock split, stock dividend, subdivision, combination, reclassification, recapitalization or similar transaction affecting the Parent Class A Common Stock after the Closing and on or prior to the Measurement Date) plus (y) the Equity True-Up Amount, plus (z) any Accrued Dividends (such sum, the “Aggregate Equity Value”), is less than One Hundred Million Dollars ($100,000,000.00), then, no later than ten (10) Business Days following the Measurement Date, Buyer shall pay (or cause to be paid) to Pilot OFS, in cash by wire transfer of immediately available funds to an account designated in writing by Pilot OFS, an amount equal to (1) One Hundred Million Dollars ($100,000,000.00) less (2) the Aggregate Equity Value.

(c)            If the Aggregate Equity Value is equal to or greater than One Hundred Million Dollars ($100,000,000.00), Buyer’s obligations under Section 2.7(b) shall not apply.

Article III
Representations and Warranties of SellerS

Except as set forth on the Seller Disclosure Schedules, each Seller, severally and not jointly, or Pilot OFS, as applicable, represents and warrants to Buyer solely as to itself and the Acquired Interests owned by such Seller (unless otherwise indicated below) as of the Execution Date and the Closing Date as follows:

Section 3.1            Organization; Qualification. Such Seller is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Delaware. Such Seller has all requisite organizational power and organizational authority to own the Acquired Interests and to carry on its business as it is now being conducted, and is duly qualified, registered or licensed to do business and is in good standing in each jurisdiction in which such qualification is required by applicable Laws, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Seller.

Section 3.2            Authority; Enforceability.

(a)            Such Seller has the requisite power and authority to execute and deliver the Transaction Documents to which it is, or will be, a party, and to consummate the transactions contemplated hereby and thereby. The execution and delivery by such Seller of the Transaction Documents to which it is, or will be, a party, and the consummation by it of the transactions contemplated hereby and thereby, have been duly and validly authorized by such Seller, and no other proceedings on the part of such Seller are necessary to authorize the Transaction Documents to which it is, or will be, a party or to consummate the transactions contemplated by the Transaction Documents to which it is, or will be, a party.

(b)            The Transaction Documents to which such Seller is, or will be, a party have been (or will be, when executed and delivered at the Closing) duly and validly executed and delivered by such Seller, and, assuming the due authorization, execution and delivery by the other parties thereto, each Transaction Document to which such Seller is, or will be, a party constitutes (or will constitute, when executed and delivered at the Closing) the valid and binding agreement of such Seller, including all obligations herein and therein, enforceable against such Seller in accordance with its terms, except as such enforceability may be limited by any Creditors’ Rights.

Section 3.3            Non-Contravention. Except as set forth on Schedule 3.3 of the Seller Disclosure Schedules, the execution, delivery and performance of the Transaction Documents by such Seller to which such Seller is, or will be, a party and the consummation by such Seller of the transactions contemplated hereby or thereby does not and will not: (a) conflict with, contravene, violate or result in any breach of any provision of the Organizational Documents of such Seller; (b) require consent, constitute a default (or an event that with notice or passage of time or both would give rise to a default) under, or give rise to any termination or right of termination, modification, cancellation, amendment, acceleration or loss of any material benefit, right of first offer, right of first refusal, tag-along right, drag-along right or other similar preferential right (with or without the giving of notice, or the passage of time or both) under any of the terms, conditions or provisions of any Contract to which such Seller is a party; or (c) except for the Governmental Consents set forth on Schedule 3.4 of the Seller Disclosure Schedules, violate any Law to which such Seller is subject or by which any of such Seller’s properties or assets are bound, except, in the cases of clauses (b) and (c), as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on such Seller; provided that the representation in clause (c) is made by Pilot OFS on behalf of itself and, to the Knowledge of Pilot OFS, Minerva.

Section 3.4            Governmental Approvals. Except as set forth on Schedule 3.4 of the Seller Disclosure Schedules, no declaration, filing or registration with, or notice to, or authorization, consent or approval of, any Governmental Authority (collectively, “Governmental Consents”) is necessary for the consummation by such Seller of the transactions contemplated by the Transaction Documents to which it is a party, other than (a) filings and expirations or terminations of the applicable waiting periods under the HSR Act, (b) such other declarations, filings, registrations, notices or Consents which if not obtained or made, would not, individually or in the aggregate, reasonably be expected to be material to such Seller, and (c) requirements applicable solely as a result of the legal or regulatory status of Buyer or any of its Affiliates (excluding, for the avoidance of doubt, the Company and its Subsidiaries).

Section 3.5            Legal Proceedings. Pilot OFS represents and warrants that there are no, and during the past three (3) years there have been no, Proceedings pending, threatened in writing or, to the Knowledge of Pilot OFS, orally threatened by or against any Seller that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on any Seller.

Section 3.6            Ownership of Acquired Interests.

(a)            Such Seller has good and valid title to, and owns of record and beneficially, the Acquired Interests free and clear of all Liens, other than Permitted Equity Liens. Immediately following the consummation of the transactions contemplated hereby, Buyer will be the beneficial owner of the Acquired Interests, free and clear of all Liens, other than Permitted Equity Liens.

(b)            Such Seller is not a party to any option, warrant, purchase right, agreements, arrangements or commitments obligating such Seller to transfer, dispose, acquire, grant, deliver or sell, or cause to be transferred, disposed, acquired, granted, delivered or sold, the Acquired Interests, by sale, lease, license or otherwise, other than this Agreement and Article IX of the Company LLCA.

(c)            Except as set forth in the Company LLCA, there are no voting trusts, proxies or other agreements or understandings to which such Seller is bound with respect to the voting of the Acquired Interests.

Section 3.7            Brokers’ Fee. Pilot OFS represents and warrants that no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement or the other Transaction Documents based upon arrangements made by or on behalf of Pilot OFS or its Affiliates for which Buyer or any of its Affiliates (including the Company Group from and after the Closing) shall have any responsibility.

Section 3.8            Bankruptcy. Pilot OFS represents and warrants that there are no bankruptcy, insolvency, reorganization or receivership Proceedings pending against or threatened against Pilot OFS.

Section 3.9            Accredited Investor. Pilot OFS represents and warrants that Pilot OFS is an “accredited investor” as defined under Rule 501(a) promulgated under the Securities Act.

Section 3.10          Ownership of Parent Class A Common Stock. Pilot OFS represents and warrants that neither it nor any of its Affiliates Beneficially Owns any shares of Parent Class A Common Stock or any other Equity Securities of Parent.

Article IV
Representations and Warranties Regarding the Company Group

Except as set forth on the Seller Disclosure Schedules, Pilot OFS represents and warrants to Buyer, as of the Execution Date and the Closing Date as follows:

Section 4.1            Organization; Qualification. Each member of the Company Group is a limited liability company duly formed, validly existing and in good standing under the Laws of the state of its formation. Each member of the Company Group has all requisite organizational power and authority to own, lease and operate its assets and to carry on its respective business as it is now being conducted, and is duly qualified, registered or licensed to do business and is in good standing in each jurisdiction in which such qualification is required by applicable Laws, except where the failure to be so duly qualified, registered or licensed and in good standing would not reasonably be expected to have a Material Adverse Effect. The Organizational Documents of each member of the Company Group are in full force and effect, and no member of the Company Group is in material breach or violation of any provision contained in its respective Organizational Documents. Pilot OFS has made available to Buyer true, correct and complete copies of the Organizational Documents of each member of the Company Group, as in effect on the Execution Date.

Section 4.2            Non-Contravention. Except as set forth on Schedule 4.2 of the Seller Disclosure Schedules and assuming the accuracy of the representations and warranties set forth in Article V and that Buyer has complied with its obligations under this Agreement, the execution, delivery and performance of the Transaction Documents by any Seller to which such Seller is, or will be, a party and the consummation of the transactions contemplated hereby or thereby, does not and will not: (a) conflict with, contravene, violate or result in any breach of any provision of the Organizational Documents of any member of the Company Group; (b) require consent, constitute a default (or an event that with notice or passage of time or both would give rise to a default) under, or give rise to any termination or right of termination, modification, cancellation, amendment, acceleration or loss of any material benefit, right of first offer, right of first refusal, tag-along right, drag-along right or other similar preferential right (with or without the giving of notice, or the passage of time or both), under any of the terms, conditions or provisions of any Contract to which a member of the Company Group is a party or Permit which is held by a member of the Company Group or used in the Business, or by which any asset of any member of the Company Group is bound; (c) except for the Governmental Consents set forth on Schedule 4.3 of the Seller Disclosure Schedules, violate any Law to which any member of the Company Group is subject or by which any of their properties or assets are bound; or (d) constitute (with or without the giving of notice or the passage of time or both) an event which would result in the creation of any Lien (other than Permitted Liens) on any asset of any member of the Company Group, except, in the cases of clauses (b) and (c), for such defaults or rights of termination, modification, cancellation, amendment or acceleration, violations or Liens, as would not, individually or in the aggregate, be material to the Company Group, taken as a whole.

Section 4.3            Governmental Approvals. Except as set forth on Schedule 4.3 of the Seller Disclosure Schedules, no Governmental Consent needs to be obtained by any member of the Company Group for the consummation of the transactions contemplated by the Transaction Documents, other than (a) filings and expirations or terminations of the applicable waiting periods under the HSR Act, and (b) requirements applicable solely as a result of the legal or regulatory status of Buyer or any of its Affiliates (excluding, for the avoidance of doubt, the Company and its Subsidiaries), except for such Governmental Consents, which if not obtained, would not, individually or in the aggregate, reasonably be expected to be material to the Company Group, taken as a whole.

Section 4.4            Acquired Interests.

(a)            Schedule 4.4(a) of the Seller Disclosure Schedules sets forth a true, correct and complete description of the issued and outstanding Equity Interests of the Company and the owner thereof. The Acquired Interests: (i) constitute one hundred percent (100%) of the issued and outstanding Equity Securities in the Company, (ii) have been duly authorized and are validly issued, fully paid and non-assessable, (iii) were not issued in violation of applicable Law or the Company’s Organizational Documents and (iv) are free and clear of any Liens other than Permitted Equity Liens.

(b)            Except for the Acquired Interests or as set forth in the Organizational Documents of the Company or on Schedule 4.4(b) of the Seller Disclosure Schedules there (i) are no other equity, voting or other securities of the Company, including any profits interests, equity appreciation, phantom equity, or other similar rights with respect to the Company’s authorized, issued or outstanding Equity Interests, (ii) are no Options, or privilege capable of becoming an Option, or other rights, Contracts, arrangements, understandings or commitments of any character related to the equity interests of the Company, obligating the Company to issue, transfer or sell or cause to be issued, transferred or sold, any equity interest or other security of the Company, including any profits interest, or obligating the Company to grant, extend or enter into any such Option or other right, commitment, arrangement or Contract, and (iii) is no outstanding contractual obligation of the Company to repurchase, redeem or otherwise acquire any equity interest or other security of the Company or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any other Person. Other than the Organizational Documents of the Company, there are no Contracts or understandings governing the rights, responsibilities or relationships of the holders of the Company’s equity interests, including, without limitation, voting trusts, proxies, or partnership or stockholder agreements. There are no declared and unpaid distributions on any of the Acquired Interests.

Section 4.5            Subsidiaries.

(a)            Schedule 4.5(a) of the Seller Disclosure Schedules sets forth a true, correct and complete list of all direct and indirect Subsidiaries of the Company as of the Execution Date, listing for each such Company Subsidiary (i) its legal name, (ii) its jurisdiction of formation, (iii) the number and type of its issued and outstanding Equity Interests (including each series or class), (iv) the record and beneficial owners of such Equity Interests and the number and type of Equity Interests owned by each such Person, (v) whether or not such Equity Interests are certificated, (vi) its legal form and (vii) any jurisdictions for which it is qualified to transact business. The Company has no (and has never had any) other Subsidiaries or direct or indirect ownership interests in any other entity other than the Company Subsidiaries. Except for the Company Subsidiaries, no member of the Company Group owns or holds the right to acquire any capital stock, partnership interest, joint venture interest or other equity ownership interest in any other Person.

(b)            All of the issued and outstanding Equity Interests of each Company Subsidiary owned by any member of the Company Group: (i) have been duly authorized and are validly issued, fully paid and non-assessable, (ii) were not issued in violation of applicable Law, such Company Subsidiary’s Organizational Documents or any preemptive rights and (iii) are free and clear of any Liens other than Permitted Equity Liens.

(c)            Except as set forth on Schedule 4.5(c) of the Seller Disclosure Schedules, there (i) are no other equity, voting or other securities of any Company Subsidiary, including any profits interests, equity appreciation, phantom equity, or similar rights with respect to such Company Subsidiary’s authorized, issued or outstanding Equity Interests, (ii) are no Options, or privilege capable of becoming an Option, or other rights, Contracts, arrangements, understandings or commitments of any character related to the Equity Interests of any Company Subsidiary, obligating any such Company Subsidiary to issue, transfer or sell or cause to be issued, transferred or sold, any equity interest or other security of such Company Subsidiary, including any profits interest, or obligating such Company Subsidiary to grant, extend or enter into any such Option or other right, commitment, arrangement or Contract, and (iii) is no outstanding contractual obligation of any Company Subsidiary to repurchase, redeem or otherwise acquire any equity interest or other security of such Company Subsidiary or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any other Person. Other than the Organizational Documents of any Company Subsidiaries, there are no Contracts or understandings governing the rights, responsibilities or relationships of the holders of such Company Subsidiary’s Equity Interests, including, without limitation, voting trusts, proxies, or partnership or stockholder agreements. There are no declared and unpaid distributions on any of the Equity Interests of such Company Subsidiary.

(d)            No Company Subsidiary has any outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or are convertible into or exercisable for securities having the right to vote) with the holders of such Company Subsidiary’s equity.

Section 4.6            Compliance with Law. Except as set forth on Schedule 4.6 of the Seller Disclosure Schedules, each member of the Company Group is, and during the past three (3) years, has been in compliance with all Laws applicable to such member of the Company Group and its assets in all material respects. No member of the Company Group has received any written notice from any Governmental Authority or any other Person alleging, nor has any Governmental Authority or any other Person, threatened in writing that any member of the Company Group or any of their respective properties or assets is in material violation with respect to any Laws applicable to it or under investigation with respect thereto. Each member of the Company Group has implemented, maintained and complied with adequate internal controls and has implemented, maintained and complied with its policies and procedures to detect and prevent any material misconduct or violation of applicable Laws in all material respects. No member of the Company Group is a party to, or subject to the terms of, any Governmental Order, consent decree, settlement agreement, corrective action plan or similar arrangement with any Governmental Authority relating to compliance with Law, and no member of the Company Group has been the subject of any pending or threatened in writing or, to the Knowledge of Pilot OFS, orally threatened Proceeding by any Governmental Authority relating to compliance with Law during the past three (3) years.

Section 4.7            Brokers’ Fee. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement or the other Transaction Documents based upon arrangements made by or on behalf of either Seller or its respective Affiliates for which Buyer or any of its Affiliates (including the Company Group from and after the Closing) shall have any responsibility.

Section 4.8            Real Property.

(a)            Each member of the Company Group has good and indefeasible fee simple title in all real property currently owned or purported to be owned by such member of the Company Group (together with all improvements, structures and fixtures thereon and all easements or other interests appurtenant thereto, each, an “Owned Real Property”) free and clear of all Liens (other than (i) Permitted Liens and (ii) prior to the Closing, the Credit Agreement Liens). Schedule 4.8(a) of the Seller Disclosure Schedules sets forth a true, correct and complete list of all Owned Real Property, the owner thereof and the legal description or parcel identification number thereof. With respect to the Owned Real Property parcels on which Disposal Wells are located, except for Permitted Liens, (1) no member of the Company Group has granted any surface or subsurface interests, (2) no member of the Company Group has granted any mineral leases and (3) to the Knowledge of Pilot OFS, no such interests or mineral leases exist. No member of the Company Group has leased or otherwise granted to any Person the right to use or occupy any Owned Real Property or any portion thereof (other than pursuant to utility agreements, easements and rights-of-way that constitute Permitted Liens). There are no options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof, other than the rights of Buyer pursuant to this Agreement.

(b)            Each lease, sublease, license, occupancy and similar agreement under which any member of the Company Group is the tenant, subtenant, licensee or occupant with respect to any Real Property or Real Property interests leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant, or pursuant to other occupancy arrangements) by any member of the Company Group (excluding, however, Rights-of-Way), together with all amendments, modifications, extensions, estoppels, subordination, non-disturbance and attornment agreements, guarantees and estoppels, is each referred to herein as a “Real Property Lease,” and the real property subject thereto is collectively referred to as the “Leased Real Property”. Schedule 4.8(b) of the Seller Disclosure Schedules sets forth a true, correct and complete list of all Real Property Leases, the parties thereto and the expiration dates thereof. Each Real Property Lease (i) is valid and binding on the applicable member of the Company Group that is party thereto and, to the Knowledge of Pilot OFS, each counterparty thereto, and (ii) is in full force and effect and such Company Group member has a good and valid leasehold interest in the Leased Real Property pursuant to the terms of the applicable Real Property Lease, free and clear of all Liens (other than (i) Permitted Liens and (ii) prior to the Closing, the Credit Agreement Liens). All wellbores and related improvements, fixtures and personal property located on the Leased Real Property are owned by the Company Group and shall remain the property of the Company Group upon expiration or earlier termination of the associated Real Property Lease. There is no uncured material default under any Real Property Lease by any applicable Company Group entity or, to the Knowledge of Pilot OFS, any other party thereto, and to the Knowledge of Pilot OFS, no event has occurred that with the lapse of time or the giving of notice or both would reasonably be expected to constitute a default thereunder by such applicable Company Group entity or by any other party thereto. No member of the Company Group has assigned, subleased, transferred, pledged or hypothecated any of its right, title or interest in, to or under any Leased Real Property or any portion thereof. No member of the Company Group’s possession and quiet enjoyment of the Leased Real Property has been materially disturbed.

(c)            Except as set forth on Schedule 4.8(c) of the Seller Disclosure Schedules, each member of the Company Group, as applicable, owns or has such easements, rights-of-way, consents, permits, licenses, surface rights, surface leases, surface use agreements, land use agreements, crossing agreements, servitudes, leasehold estates or similar non-possessory interests with respect to any real property (together with all amendments, modifications, extensions estoppels, subordination, non-disturbance and attornment agreements, and guarantees, collectively, “Rights-of-Way”) as are necessary to conduct its business materially in the manner as currently conducted.

(d)            Except as set forth on Schedule 4.8(d) of the Seller Disclosure Schedules, no member of the Company Group has received any notice of any existing, pending or threatened (in writing, or to the Knowledge of Pilot OFS, orally), condemnation, eminent domain, special assessment, zoning, building code or other moratorium proceedings, or similar matters.

(e)            Except as set forth on Schedule 4.8(e) of the Seller Disclosure Schedules, no member of the Company Group is under contract or obligated to acquire, sell, lease, transfer or convey any interests in any Real Property.

(f)             No Seller nor any member of the Company Group has received any written notice of any non-compliance with any Law or matter of record with respect to the Real Property, and to the Knowledge of Pilot OFS, no such non-compliance exists. No Seller nor any member of the Company Group has received any written notice of any current boundary disputes, encroachments or adverse possession claims related to the Real Property or the use or occupancy thereof by the Company Group. All Real Property is served by such utilities as are reasonably required for the conduct of Business thereon in all material respects and has direct or indirect access to public rights-of-way. No Persons have any tenant-in-common or shared ownership interest in any Real Property interests of the Company Group (other than Persons with non-exclusive rights to use Real Property pursuant to Permitted Liens). Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) all Pipelines and Disposal Wells are entirely located in all respects on Owned Real Property, Leased Real Property or Rights-of-Way and (ii) no gaps exist with respect to the real property interests required for the Pipeline routes used for the Business. Pilot OFS has made available to Buyer complete copies of all Real Property Leases, Rights-of-Way, title insurance policies, commitments, surveys, deeds, run sheets, title commitments and policies, surveys, boundary and pipeline maps, zoning reports, property condition reports and geotechnical reports related to the Real Property to the extent such items are in Pilot OFS’ possession or control.

Section 4.9            Financial Statements.

(a)            Schedule 4.9(a) of the Seller Disclosure Schedules contains the following financial statements: (i) a consolidated audited balance sheet of the Company Group and the related audited statements of operations, members’ equity and cash flows as of and for each of the twelve (12)-month periods ended on December 31, 2025, December 31, 2024 and December 31, 2023 (the “Audited Financial Statements”) and (ii) an unaudited consolidated balance sheet of the Company Group and the related unaudited statements of operations, members’ equity and cash flows as of and for each of the six (6)-month periods ended on June 30, 2026 and June 30, 2025 (the “Interim Financial Statements” and collectively with the Audited Financial Statements, the “Financial Statements”).

(b)            Except as set forth on Schedule 4.9(b) of the Seller Disclosure Schedules, the Financial Statements (and any notes thereto) (i) have been prepared in accordance with GAAP applied on a consistent basis and without modification of the accounting principles used in the preparation thereof throughout the periods covered thereby, (ii) present fairly, in all material respects, the consolidated financial position and operating results, members’ equity and cash flows of the Company Group, as of, and for the periods ended on, the respective dates thereof and (iii) have been prepared in accordance with the books and records of the Company Group, which books and records (A) have been maintained in the ordinary course of business and in compliance with GAAP and in compliance with applicable Law, (B) are true and complete in all material respects and (C) correctly and accurately reflect all material dealings and transactions in respect of the Business, assets, liabilities and affairs of the Company Group. No financial statements of any Person other than the Company Group members are required by GAAP to be included or reflected in any of the Financial Statements.

(c)            Except as set forth on Schedule 4.9(c) of the Seller Disclosure Schedules, no member of the Company Group has any Liability, whether accrued, contingent, absolute or otherwise, whether or not required to be included in a balance sheet prepared in accordance with GAAP, except for (i) Liabilities specifically reflected on the face of and adequately reserved against in the Financial Statements in accordance with GAAP and without modification of the accounting principles used in the preparation thereof throughout the periods presented; and (ii) Liabilities that have arisen since the Balance Sheet Date in the ordinary course of business consistent with past practice (excluding any breach of any Contract, this Agreement or any other Transaction Documents or any violation or infringement of Law or any tort).

(d)            Except as set forth on Schedule 4.9(d) of the Seller Disclosure Schedules, the Company Group maintains disclosure controls and procedures that are effective to ensure that all material information concerning the Company Group is made known on a timely basis to the individuals responsible for the preparation of the Financial Statements of the Company Group. Except as set forth on Schedule 4.9(d) of the Seller Disclosure Schedules, there are no, and in the past three (3) years there has not been any, instances of fraud or corporate misappropriation or similar wrongdoing, whether or not material, involving any employee or member of management of the Company Group, any material weakness or significant deficiency in such system of disclosure controls and procedures or any claim or allegation regarding any of the foregoing. Except as set forth on Schedule 4.9(d) of the Seller Disclosure Schedules, no director, manager, officer, employee, auditor, accountant or, to the Knowledge of Pilot OFS, other representative of any Company Group member, or any other Person, has directly or indirectly (i) circumvented the disclosure controls of the Company Group, (ii) falsified any of the books, records or accounts of the Company Group, or (iii) made any false or misleading statement to, or attempted to coerce, induce or fraudulently influence, any accountant, in each case, in connection with any audit, review or examination of the Financial Statements of the Company Group.

(e)            The Company Group maintains a system of internal accounting controls and procedures over financial reporting sufficient in all material respects to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, (ii) that transactions are executed in accordance with management’s general or specific authorization, (iii) that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and disposition of assets of the Business, and (iv) regarding prevention or timely detection of unauthorized acquisition, use or disposition of any assets of the Company Group that could have a material effect on the Financial Statements. No member of the Company Group has any material off-balance sheet arrangements that are not reflected or reserved against in the Financial Statements. In the past three (3) years, no member of the Company Group has received any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company Group, or (A) any material weakness or significant deficiency in the internal accounting controls of the Company Group or (B) any instances of fraud or corporate misappropriation or similar wrongdoing, whether or not material, involving any employee or member of management of the Company Group.

(f)             Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company Group, taken as a whole, the accounts receivable of the Company Group reflected on the Financial Statements (i) have arisen in the ordinary course of business, represent legal, valid, binding and enforceable obligations owed to the Company Group and have been collected or are expected to be fully collectible in the aggregate recorded amounts thereof in accordance with their terms and, are not subject to any refunds, adjustments, defenses, contests, claims, counterclaims or setoffs, (ii) represent actual and bona fide obligations arising from purchases actually made or services actually received, or obligations relating to goods or services not yet received but reasonably expected to be received in the ordinary course of business, and (iii) constitute valid claims. There is no, and there has been no, dispute pending or threatened with respect to any accounts receivable that would be material to the Company Group and there are no circumstances or events in which the accounts receivable of the Company Group would not reasonably be expected to be collected in the ordinary course of business, net of any allowance for doubtful accounts calculated in accordance with GAAP and accurately reflected in the Financial Statements. Each member of the Company Group has, in all material respects, collected its accounts receivable in the ordinary course of business after deducting the reserve for doubtful accounts stated in the Interim Financial Statements, which reserve, if any, is in accordance with GAAP. The Company Group has not written off any of the account receivables as uncollectible, except for normal cash discounts accrued in the ordinary course of business. All accounts payable and notes payable of the Company Group arose in bona fide arm’s length transactions in the ordinary course of business and with Persons who are not Affiliates of the Company Group, and no such account payable or note payable is materially delinquent in its payment. Since the Balance Sheet Date, each member of the Company Group has, in all material respects, paid its accounts payable in the ordinary course of business.

(g)            Since the Balance Sheet Date, the Company Group has (i) managed the working capital in good faith in the ordinary course of business consistent with past practice and customs, (ii) not accelerated the recognition of revenue or collection of accounts, or deferred incurring costs or expenditures outside of the ordinary course of business consistent with past practice and customs and (iii) maintained billing and collection processes in the ordinary course of business consistent with past practice and customs.

Section 4.10          Indebtedness. Except as set forth on Schedule 4.10 of the Seller Disclosure Schedules, no member of the Company Group has Debt. No member of the Company Group is or has been in default in any respect with regards to any Debt for borrowed money, including the payment of the principal of or interest or premium on any Debt for borrowed money, and no event has occurred and is continuing under the provisions of any instrument, document or agreement evidencing or relating to any Debt for borrowed money of the Company Group which with the lapse of time or the giving of notice, or both, would constitute an event of default thereunder.

Section 4.11          Absence of Certain Changes. Except as set forth on Schedule 4.11 of the Seller Disclosure Schedules, from the Balance Sheet Date, the Business has been conducted in the ordinary course of business consistent with past practices in all material respects, and there has not been any event, occurrence, development, condition, circumstance or fact that, individually or in the aggregate, would or would reasonably be expected to result in a Material Adverse Effect on the Company Group, taken as a whole. Since the Balance Sheet Date, there has not been any action taken with respect to the Company Group that, if taken during the period from the date of this Agreement through the Closing Date without the consent of Buyer, would constitute a material breach of Section 6.1.

Section 4.12          Environmental Matters. Except as to matters set forth on Schedule 4.12 of the Seller Disclosure Schedules:

(a)            The Company Group is, and at all times for the last five (5) years has been, in compliance with all applicable Environmental Laws;

(b)            (i) The Company Group possesses all material Permits required under Environmental Laws for the ownership and operation of its assets and properties and conduct of the Business as currently conducted and is, and at all times for the last five (5) years has been, in compliance in all material respects with the terms of such Permits, (ii) all such Permits are valid and in full force and effect and (iii) there is no Proceeding or threatened (in writing, or to the Knowledge of Pilot OFS, orally) Proceeding that seeks the revocation, cancellation, suspension or adverse modification of any such Permits;

(c)            The Company Group and their properties and operations are not subject to any pending or threatened (in writing, or to the Knowledge of Pilot OFS, orally) Proceeding arising under any Environmental Law, nor has any member of the Company Group received any notice, demand, request for information, citation, summons, order, directive, or complaint from any Governmental Authority or any other Person regarding any actual or alleged violation of or non-compliance with, or liability arising under, any Environmental Law or relating to Hazardous Substances that remains unresolved;

(d)            There has been no Release of, or exposure to, Hazardous Substances on, at, under, to or from any of the properties currently or formerly owned, leased or operated by the Company Group, or from or in connection with the Company Group’s operations in violation of Environmental Laws, or in a manner that has given rise to, or could be reasonably expected to give rise to, any material remedial or corrective action obligation or any material liability on the part of the Company Group under Environmental Laws, other than those that have been resolved with no ongoing responsibility or liability on the part of the Company Group;

(e)            There have been no leaks, seepage, ruptures or explosions in or from any member of the Company Group’s Systems resulting in pending, or threatened or alleged, claims for personal injury, loss of life or property damage, except to the extent any claims related to such leaks, seepage, ruptures or explosions have been resolved with no ongoing responsibility or liability on the part of the Company Group;

(f)             The Company Group has not stored, disposed of, arranged for or permitted the disposal of, transported, handled, manufactured, or distributed any Hazardous Substances, or owned or operated any property or facility which is or has been contaminated by any such Hazardous Substances so as to give rise to any current or future material liabilities pursuant to Environmental Laws;

(g)            The Company Group has not assumed, undertaken, provided an indemnity with respect to, or otherwise become subject to, any liability of any other Person under any Environmental Laws or relating to Hazardous Substances, including any obligation for corrective or remedial action; and

(h)            Pilot OFS and the Company Group have furnished to Buyer all environmental audits, assessments, and reports, and other material environmental, health or safety documents relating to the Company Group’s current or former properties, facilities, or operations that are in their possession, custody, or under their reasonable control.

Section 4.13          Regulatory Matters. Except as to matters set forth on Schedule 4.13 of the Seller Disclosure Schedules:

(a)            No member of the Company Group (i) is a “natural gas company” engaged in the transportation of natural gas in interstate commerce under the Natural Gas Act of 1938, as amended, (“NGA”) or operates, or provides services, or at any time during the three (3) years prior to the Execution Date has operated or provided, using any of the assets of the Company Group in a manner that subjects it to the jurisdiction of, or regulation by, FERC (A) as a natural gas company under the NGA (other than pursuant to a certificate of limited jurisdiction as described below), (B) by FERC as an intrastate pipeline under the Natural Gas Policy Act of 1978, 15 U.S.C. Section 3301, et seq., as amended (“NGPA”), or (C) as a common carrier pipeline under the Interstate Commerce Act (“ICA”); (ii) holds any general or limited jurisdiction certificate of public convenience and necessity issued by FERC; and (iii) operates or provides, or at any time during the three (3) years prior to the Execution Date has operated or provided, services using any of the assets of the Company Group in a manner that subjects or would subject the Company to the jurisdiction of or regulation under the NGA, the NGPA, the ICA, the Public Utility Holding Company Act of 2005, 42 U.S.C. §§ 16451-16453 (“PUHCA”), or the rules and regulations promulgated thereunder.

(b)            No member of the Company Group is, or in the three (3) years prior to the Execution Date has been, subject to material regulation by the Railroad Commission of Texas, New Mexico Public Regulation Commission, or a similar state agency or department, with respect to the rates or terms or conditions of service provided on or for the respective assets or operations.

(c)            All material filings required to be made by any member of the Company Group in the five (5) years prior to the Execution Date, with (i) FERC under the NGA, NGPA, ICA, PUHCA, or the rules and regulations promulgated thereunder, or (ii) the Railroad Commission of Texas, New Mexico Public Regulation Commission, or a similar state agency or department, as the case may be, have been made, including all forms, statements, reports, notices, agreements and all documents, exhibits, amendments and supplements appertaining thereto, and tariffs and related documents, and all such filings, as of their respective dates, and, as amended or supplemented, were in compliance with all applicable requirements of applicable statutes and the rules and regulations promulgated thereunder.

Section 4.14          Outstanding Capital Commitments. Except as set forth on Schedule 4.14 of the Seller Disclosure Schedules, in accordance with the capital expenditure budget set forth on Schedule 6.1(b)(ix) of the Seller Disclosure Schedules or as expressly consented to in writing by Buyer pursuant to Section 6.1(b), there are no capital projects in process for which all of the activities anticipated for such project are not expected to be completed by the Closing Date, in each case, that are binding on any member of the Company Group and could reasonably be expected to result in material capital expenditures by Buyer after the Closing Date or in excess of $750,000.

Section 4.15          Material Contracts.

(a)            Part 1 of Schedule 4.15(a) of the Seller Disclosure Schedules sets forth a true, correct and complete list of all of the following Contracts to which any member of the Company Group is party or by which any of its assets may be bound (excluding, for the avoidance of doubt any Permits, Affiliate Contracts, Real Property Leases or Rights-of-Way, the “Material Contracts”) provided, that, solely for purposes of this Section 4.15(a), the foregoing disclosure obligation shall not require listing purchase orders, terms and conditions or similar agreements entered into in the ordinary course of business pursuant to master agreements that constitute Material Contracts:

(i)             Contracts under which any member of the Company Group is providing products or services to customers or clients and for which the purchase of products or services from such member of the Company Group that (A) exceeded $5,000,000 for the twelve (12)-month period preceding the Execution Date or (B) would reasonably be expected to exceed $5,000,000 for any twelve (12)-month period;

(ii)            Contracts with any supplier or vendor of goods or services to any member of the Company Group that, individually, involved aggregate payments by the Company Group that (A) exceeded $5,000,000 for the twelve (12)-month period preceding the Execution Date or (B) would reasonably be expected to exceed $5,000,000 for any twelve (12)-month period;

(iii)           any Contract with a Top Customer or Top Supplier;

(iv)           any (A) Contracts for the gathering, balancing, processing, disposal, supply, transportation, treating or storage of water or the purchase or sale of hydrocarbons (including skim oil), (B) interconnection Contracts or (C) Contracts containing dedications or volume commitments involving obligations of, or payments to or from, the Company Group, in each case, individually, in a twelve (12)-month period in excess of $1,000,000;

(v)            any Contract that grants any outstanding right or option to purchase, exchange or sell any capital asset with a fair market value or acquisition price in excess of $500,000;

(vi)           the Contingent Contract;

(vii)          Contracts for outstanding capital expenditure commitments in excess of $500,000, in each case by a member of the Company Group;

(viii)         Contracts evidencing the incurrence, assumption or guarantee of any Debt or imposing a Lien (other than Permitted Liens) on all or any part of the assets or properties of any member of the Company Group;

(ix)           Contracts providing for the acquisition or disposition by any member of the Company Group (whether by merger, purchase or sale of equity interests or assets or otherwise) of any business or assets or the capital stock of any other Person, in any case that either is pending or contains material ongoing obligations or liabilities;

(x)            Contracts between any member of the Company Group, on the one hand, and any Seller or any of its respective Affiliates (other than any of the Company Group), on the other hand;

(xi)           Contracts providing for or containing any (A) “most favored nation” provision or terms, (B) right of first refusal, right of first offer, tag-along right, drag-along right or first negotiation, preferential purchase right, or a call or put right, (C) minimum volume commitment or exclusivity arrangement, or (D) “take-or-pay” clause applicable to any member of the Company Group with any supplier or vendor of goods or services, in each case, with respect to the Business or any asset, right or property of any member of the Company Group;

(xii)          Contracts that contain a covenant by a member of the Company Group not to, or otherwise restricts or purports to restrict the right of such member of the Company Group or any of its Affiliates to, (x) engage in any line of business or with any Person or (y) compete with any Person or conduct activities in any geographic region;

(xiii)         Contracts relating to the settlement or conciliation of any Proceeding (A) in the last three (3) years and providing for payment by the Company Group or (B) pursuant to which the Company Group has or will have any outstanding payment or non-monetary obligation as of or after the Execution Date;

(xiv)         Contracts pursuant to which any Security Arrangements are posted by or on behalf of a Seller or any of its Non-Company Affiliates in support of any obligation of the Company Group;

(xv)          Contracts providing for any guaranty or surety of any Contract the principal purpose of which is indemnification (excluding, for the avoidance of doubt, customary indemnification provisions);

(xvi)         Contracts establishing any partnership, joint venture, strategic alliance, or other collaboration or providing for any obligation to participate in or make any loan, capital contribution or other investment in any other Person or a sharing of profits, losses, costs or Liabilities (other than between either Seller and any member of the Company Group) including as set forth on Part 2 of Schedule 4.15(a) of the Seller Disclosure Schedules;

(xvii)        Contracts (other than Permits or licenses) with any Governmental Authority;

(xviii)       any Contract (A) pursuant to which any Person has licensed material Intellectual Property to any member of the Company Group, excluding (1) generally commercially available, off-the-shelf software programs or (2) whereby a member of the Company Group receives a non-exclusive license to Intellectual Property that is merely incidental to goods or services received by such member of the Company Group under the Contract, or (B) pursuant to which any Owned Intellectual Property is licensed by a member of the Company Group to any Person, excluding non-exclusive licenses of Intellectual Property granted in the ordinary course of business;

(xix)          Contracts that grant to any Person a right to purchase, license or lease (including rights of first refusal, options or similar rights) any tangible or intangible material assets of the Company Group;

(xx)           Contracts prohibiting or restricting the ability of such Company Group member to declare, pay or make dividends or distributions;

(xxi)          employment, offer letters for employment or similar agreements providing for (A) annualized compensation in excess of $250,000; (B) severance or termination benefits, or retention, change in control, or transaction payments or similar payments; or (C) that may not be terminated without liability to the Company Group or prior notice of less than one day;

(xxii)         Contracts for the engagement of any material individual independent contractor, consultant, or other service provider;

(xxiii)        collective bargaining agreements, memorandums of understanding, works council agreements, and other contracts with any labor union, trade union, works council or similar representative of employees;

(xxiv)       Contracts with any current or former employee or other individual service provider in respect of the Company Group, in each case, that (A) provide for payments that will be triggered in whole or in part by the transactions contemplated hereby or that otherwise become due in connection with a change of control transaction or (B) provide for retention bonuses, severance, or similar payments; and

(xxv)         any legally binding commitment to enter into any of the foregoing.

(b)            Except as set forth on Schedule 4.15(b) of the Seller Disclosure Schedules, each Material Contract is a legal, valid and binding obligation of the applicable member of the Company Group that is a party thereto and is in full force and effect and enforceable in accordance with its terms against such member of the Company Group and, to the Knowledge of Pilot OFS, the other parties thereto, except, in each case, as enforcement may be limited by Creditors’ Rights. For the avoidance of doubt, to the extent a Contract met any of the descriptions set forth above in Part 1 of Schedule 4.15(a) of the Seller Disclosure Schedules, such Contract will nonetheless be deemed as a Material Contract for all purposes herein regardless of whether such Contract is disclosed on Part 1 of Schedule 4.15(a) of the Seller Disclosure Schedules. Pilot OFS has made available to Buyer a true, correct and complete copy of each Material Contract, including any amendments, restatements, modifications and supplements thereto. Except as expressly noted as such in Schedule 4.15(a) of the Seller Disclosure Schedules, there are no oral Material Contracts.

(c)            No member of the Company Group nor, to the Knowledge of Pilot OFS, any other party to any Material Contract is in violation, default or breach in any material respect under the terms of such Material Contract and, no event has occurred that with the giving of notice or the passage of time or both would constitute a violation, breach or default, permit termination, modification or acceleration by any member of the Company Group or, to the Knowledge of Pilot OFS, any other party to such Material Contract in any material respect. There are no material waivers regarding any Material Contract that have not been made available to Buyer. Except as set forth on Schedule 4.15(c) of the Seller Disclosure Schedules, neither Pilot OFS (or Affiliate thereof) nor any of their respective employees, agents, service providers, members, managers, directors, officers, equityholders or stockholders has received any notice, nor does Pilot OFS have any Knowledge, that a counterparty to any Material Contract is terminating, not renewing, modifying, repudiating or rescinding, or intends to terminate, not renew, modify, repudiate or rescind such Material Contract. Except as set forth on Schedule 4.15(c) of the Seller Disclosure Schedules, during the last three (3) years, neither Pilot OFS (nor any of its Affiliates) nor any member of the Company Group has received written notice (or, to the Knowledge of Pilot OFS, oral notice) regarding any actual, alleged, possible, or potential material violation or material breach of, or default under any Material Contract.

Section 4.16          Legal Proceedings. Other than with respect to Proceedings set forth on Schedule 4.16 of the Seller Disclosure Schedules or as expressly consented to in writing by Buyer pursuant to Section 6.1(b):

(a)            There are no, and in the last three (3) years have been no, Proceedings pending or threatened in writing or, to the Knowledge of Pilot OFS, orally threatened against or affecting any member of the Company Group;

(b)            there are no, and in the last three (3) years have been no, Proceedings pending or threatened in writing or, to the Knowledge of Pilot OFS, orally threatened before any Governmental Authority against any member of the Company Group;

(c)            no member of the Company Group is subject to any Governmental Order or unsatisfied judgments issued by any Governmental Authority;

(d)            there are no Proceedings against any member of the Company Group that, in the case of any of the foregoing clauses (a), (b) and (c), (i) question the validity of this Agreement or which seeks to enjoin, this Agreement, the other Transaction Documents or the consummation of the transactions contemplated herein or therein, (ii) would reasonably be expected, individually or in the aggregate, to have a material effect on the ability of any member of the Company Group to perform its obligations hereunder or consummate the transactions or (iii) would reasonably be expected to result in any material Liability on the Company Group; and

(e)            there are no facts or circumstances that would reasonably be expected to result in any material claims against, with respect to, or in connection with the business of the Company Group that would materially impair or delay the ability of the Company Group to consummate the transactions contemplated by, or perform their obligations under, this Agreement or any of the other Transaction Documents. Each member of the Company Group has insurance coverage with respect to each of the matters set forth on Schedule 4.16 of the Seller Disclosure Schedules, subject to the deductibles, retentions and limits set forth on Schedule 4.16 of the Seller Disclosure Schedules.

Section 4.17          Permits. Except as set forth on Schedule 4.17 of the Seller Disclosure Schedules, each member of the Company Group has, and in the last three (3) years has had, all material Permits as are necessary to use, own and operate the material assets in the manner such assets are currently conducted and as required to conduct the Business as currently conducted and operated. Each such Permit described in the previous sentence is in full force and effect, and the applicable member of the Company Group is in material compliance with its obligations with respect thereto. There are no Proceedings with respect to any material Permits of the Company Group and, to the Knowledge of Pilot OFS, there are no Proceedings threatened in writing which would reasonably be expected to result in the revocation, cancellation, termination, or material adverse modification of any such Permit of the Company Group. To Pilot OFS’ Knowledge, no event has occurred which permits, or after the giving of notice or lapse of time or both would permit, and the execution and delivery of this Agreement or any other Transaction Document, and the consummation of the transactions contemplated hereby and thereby will not result in, any revocation, cancellation, suspension or material adverse modification of any such material Permit.

Section 4.18          Taxes. Except as set forth on Schedule 4.18 of the Seller Disclosure Schedules:

(a)            all income and other material Tax Returns required to be filed by or with respect to any Tax Group Member have been duly and timely filed, and each such Tax Return is true, correct and complete in all material respects;

(b)            all income and other material Taxes that have become due and payable by any Tax Group Member (or for which any Tax Group Member may be liable) have been timely paid in full, whether disputed or not and whether or not shown on any Tax Return;

(c)            each Tax Group Member has complied in all material respects with any Tax withholding and deposit obligations imposed on it, including deducting, withholding and paying to the appropriate Governmental Authority all material amounts of Taxes required to be deducted, withheld or paid in connection with amounts paid or owing to any employee, former employee, independent contractor, customer, creditor, equityholder or other third party;

(d)            each Tax Group Member has complied in all material respects with its obligations (i) to collect all material sales, use, value added and similar Taxes required to be collected, and remit such amounts to the appropriate Governmental Authorities or (ii) for all material sales made without charging or remitting sales or similar taxes, to obtain and retain any appropriate Tax exemption certificates and any other documentation required for qualifying such sales as exempt;

(e)            no Tax audits or administrative or judicial Proceedings related to Taxes or Tax matters are being conducted, are pending or have been threatened in writing by any Governmental Authority with respect to any Tax Group Member, other than such audit or proceeding which has been closed, settled or otherwise concluded;

(f)             there are no claims pending against any Tax Group Member by a Governmental Authority for any material amount of unpaid Taxes, and no assessment, deficiency or adjustment with respect to any material amount of Taxes has been asserted, proposed or threatened in writing by a Governmental Authority with respect to any Tax Group Member, other than any such assessment, deficiency or adjustment which has been withdrawn or finally resolved;

(g)            no claim has ever been made by any Governmental Authority in a jurisdiction in which any Tax Group Member does not file Tax Returns or pay Taxes that such Tax Group Member is or may be required to file a Tax Return or pay Taxes in that jurisdiction;

(h)            there are no Liens for Taxes (other than Permitted Liens) on any of the Acquired Interests or assets of any Tax Group Member;

(i)             no Tax Group Member (i) has ever been a member of any Consolidated Group (other than a Consolidated Group the common parent of which is (A) a Tax Group Member or (B) Seller Parent) or (ii) has any liability for material Taxes of any Person (other than another member of a Consolidated Group the common parent of which is (A) another Tax Group Member or (B) Seller Parent) under Treasury Regulations Section 1.1502-6 (or any corresponding provision of U.S. state or local or non-U.S. Law) or as a transferee or successor, by contract or otherwise;

(j)             no Tax Group Member is a party to, bound by or has any obligation under any Tax allocation, sharing or indemnity agreement or arrangement with any Person (other than any such agreement or arrangement pursuant to any customary Tax allocation, sharing or indemnification provisions contained in any commercial agreement or contract entered into in the ordinary course of business that are not primarily related to Taxes or Tax matters);

(k)            no Tax Group Member has participated (within the meaning of Treasury Regulations Section 1.6011-4(c)(3)) in (i) any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1) – (4) and (6) – (8) or (ii) to the Knowledge of Pilot OFS, any “loss transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(5) (and, in each case, all relevant predecessor regulations or any corresponding or similar provision of U.S. state or local or non-U.S. Law);

(l)             there are no agreements, waivers or other arrangements that are in force or effect and that provide for an extension of time for the assessment or collection of any material Tax of any Tax Group Member, and no Tax Group Member is the beneficiary of any extension of time (other than an automatic extension of time not requiring the consent of the IRS or any other Governmental Authority) within which to file any Tax Return not previously filed;

(m)           no Tax Group Member will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of: (i) an adjustment under either Section 481(a) by reason of a change in method of accounting or otherwise prior to the Closing or Section 482 of the Code (or any corresponding or similar provision of U.S. state or local or non-U.S. Tax Law) for a taxable period ending on or prior to the Closing Date, (ii) a “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of U.S. state or local or non-U.S. Tax Law) executed on or prior to the Closing Date, (iii) an intercompany transaction, deferred intercompany gain or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of U.S. state or local or non-U.S. Tax Law) entered into or created on or prior to the Closing Date, (iv) an installment sale or open transaction disposition made on or prior to the Closing Date, (v) the cash method of accounting, any improper method of accounting, or long-term contract method of accounting utilized on or prior to the Closing Date, or (vi) a prepaid amount received or accrued on or prior to the Closing Date;

(n)            no Tax Group Member has entered into any agreement or arrangement with any Governmental Authority that is in force or effect and that requires any Tax Group Member to take any action or to refrain from taking any action in order to secure material Tax benefits not otherwise available;

(o)            no Tax Group Member is a party to any material agreement with respect to Taxes with any Governmental Authority that would be terminated or adversely affected as a result of the transactions contemplated by this Agreement;

(p)            no Tax Group Member is subject to Tax in any jurisdiction, other than a jurisdiction within the country in which it is organized, by virtue of having, or being deemed to have, a permanent establishment, fixed place of business or similar presence in, or being or being deemed to be controlled or managed from, such jurisdiction;

(q)            no Tax Group Member owns, directly, indirectly or constructively, any interest in any “foreign” (within the meaning of Treasury Regulations Sections 301.7701-1(d) and 301.7701-5(a)) Person;

(r)             no Tax Group Member’s property is “tax exempt use property” (within the meaning of Section 168(h) of the Code) or “tax exempt bond-financed property” (within the meaning of Section 168(g)(5) of the Code);

(s)            no Tax Group Member has any outstanding liability for unclaimed property or escheat obligations, or holds any material property that it is required to report as unclaimed property to any state or municipality, under any applicable escheatment or unclaimed property Laws;

(t)             all material payments by, to or among any Tax Group Member and any Affiliates thereof comply in all material respects with all applicable transfer pricing requirements imposed by any Governmental Authority;

(u)            all material assets underlying the business of the Tax Group Members required to have been properly listed and described on the property Tax rolls relating to taxable periods ending on or prior to the Closing Date for the Tax units in which the assets underlying the business of the Tax Group Members are located have been so listed and described, and no portion of such assets constitutes omitted property for property Tax purposes;

(v)            no assets of any Tax Group Member consist of any interest in any entity that is treated for U.S. federal (or any applicable U.S. state or local) income Tax purposes as a partnership or are subject to any tax partnership agreement or are otherwise treated, or required to be treated, as held in an arrangement requiring a partnership income Tax Return to be filed under Subchapter K of Chapter 1 of Subtitle A of the Code or similar provision of U.S. state or local Tax Law (other than (i) in respect of the status of the Company as a partnership for U.S. federal income Tax purposes and (ii) as set forth on Schedule 4.18(w) of the Seller Disclosure Schedules), and none of the assets of any Tax Group Member consist of any interest in any corporation or other entity treated as a corporation for U.S. federal (or applicable state or local) income Tax purposes;

(w)           for U.S. federal (and applicable state and local) income Tax purposes: (i) each of the Company and [***] is, and has been since its formation, properly treated as a partnership, (ii) each of the Persons listed on Schedule 4.18(w) of the Seller Disclosure Schedules is, and unless otherwise provided on Schedule 4.18(w) of the Seller Disclosure Schedules has been since its formation, properly treated as a partnership, and (iii) each of the remaining Tax Group Members is, and has been since its formation, properly treated as an entity disregarded as separate from the Company; and

(x)            each of the Tax Group Members that is treated as a partnership for U.S. federal income Tax purposes has in effect a valid election under Section 754 of the Code.

Section 4.19          Employee Benefits; Employment and Labor Matters. Except as set forth in the applicable subsection of Schedule 4.19 of the Seller Disclosure Schedules:

(a)            Each member of the Company Group is in compliance, and in the last three (3) years has been in compliance, in all material respects with all applicable Laws respecting labor and employment, including with respect to all applicable Laws that relate to wages, hours, wage payment, employee recordkeeping, labor, employment, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety and health, plant closings, discrimination in employment, non-retaliation, disability rights or benefits, equal employment opportunity, immigration, work authorization (including applicable I-9 Laws), reasonable accommodations, labor relations and collective bargaining, employee leave issues and requirements, employee notices, employee training, and unemployment insurance, and are not liable for any arrears of wages for failure to comply with the foregoing. There is no pending or threatened (in writing, or to the Knowledge of Pilot OFS, orally) claim, investigation or other Proceeding in respect of any such applicable Laws (including any employment discrimination charge, wage-related Proceeding, or employment-related multi-claimant or class action claims). The Company Group is not subject to any labor- or employment-related requirements by virtue of being a federal, state, or local government contractor or subcontractor.

(b)            Each employee of the Company Group is legally authorized to work in the United States. Each member of the Company Group has completed and maintains in its files accurate and legally compliant Forms I-9 with respect to each of its respective employees.

(c)            No member of the Company Group is or has been a party or subject to, is or has been bound by, is or has been in the last three (3) years negotiating, or has been in the last three (3) years asked to negotiate any collective bargaining agreement or other agreement, understanding or other Contract with any labor union, works council, trade union or other labor organization. To the Knowledge of Pilot OFS, there is not currently, nor has there been in the last three (3) years, any organized effort by any labor union to organize any employees of any member of the Company Group into one or more collective bargaining units. No member of the Company Group is or has been in the last three (3) years a party to, and is not affected by or threatened (in writing, or to the Knowledge of Pilot OFS, orally) with, any dispute or controversy with a labor union or with respect to unionization or collective bargaining involving any of its current or former employees (including any actual or threatened (in writing, or to the Knowledge of Pilot OFS, orally)) labor strikes, work slowdown, lock-outs, work stoppages, interruptions of work, picketing, arbitrations, grievances, unfair labor practice charges or proceedings, or other disputes involving a labor organization or with respect to unionization or collective bargaining.

(d)            In the last three (3) years, no officer, director or supervisory employee of any member of the Company Group, to the Knowledge of Pilot OFS, (i) has been the subject of an allegation of sexual harassment, sexual assault or unlawful discrimination or retaliation by any employee of any member of the Company Group, nor (ii) has engaged in any such conduct.

(e)            In the last three (3) years, no member of the Company Group has entered into any settlement agreements related to allegations of sexual harassment, sexual assault, or unlawful discrimination or retaliation by any current or former employee or individual independent contractor.

(f)             Schedule 4.19(f) of the Seller Disclosure Schedules lists each material Employee Benefit Plan as of the Execution Date and sets forth whether any member of the Company Group sponsors or maintains such Employee Benefit Plan, and with respect to each such material Employee Benefit Plan, the Company has made available to Buyer true, current and complete copies of: (i) each such written Employee Benefit Plan (or, with respect to any unwritten material Employee Benefit Plan, a written summary thereof); (ii) the three (3) most recent annual reports on Form 5500 required to be filed with the U.S. Internal Revenue Service (“IRS”) with respect to each such Employee Benefit Plan (if any such report was required); (iii) the most recent summary plan description (and any summaries of material modifications thereto) for each such Employee Benefit Plan for which such summary plan description is required; (iv) each insurance or group annuity Contract or other funding vehicle (including all amendments thereto) relating to any such Employee Benefit Plan; (v) the most recent determination, opinion or advisory letter from the IRS with respect to each such Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code; and (vi) all non-routine correspondence received from or provided to the Department of Labor, the Pension Benefit Guaranty Corporation, the IRS or any other Governmental Authority during the past five (5) years.

(g)            Each Employee Benefit Plan that is intended to meet the requirements of a “qualified plan” under Section 401(a) of the Code is so qualified in all material respects and either (A) has received a currently effective favorable determination letter from the IRS that such Employee Benefit Plan is so qualified as to its form or (B) may rely on a favorable opinion or advisory letter issued by the IRS.

(h)            With respect to the Employee Benefit Plans, (i) each such Employee Benefit Plan is and has been established, maintained, funded, administered and operated in all material respects in compliance with its terms and all applicable Laws, including ERISA and the Code, (ii) there are no Proceedings, claims, audits, or examinations pending or threatened (in writing, or to the Knowledge of Pilot OFS, orally), other than routine claims for benefits, and (iii) no member of the Company Group has incurred any excise Taxes under Chapter 43 of the Code with respect to any Employee Benefit Plan and there have been no non-exempt “prohibited transactions” (as that term is defined in Section 406 of ERISA or Section 4975 of the Code) for which such member of the Company Group has incurred any liability and, to the Knowledge of Pilot OFS, nothing has occurred that would reasonably be expected to subject any member of the Company Group to any such Taxes (or related liability, including liability on account of an indemnification obligation).

(i)             In the last three (3) years, there have been no claims by any current or former employee of the Company Group for benefits under the Severance Program, other than routine payment of benefits at the election of the Company Group in the ordinary course consistent with the terms of the Severance Program.

(j)             No Employee Benefit Plan is a, and no member of the Company Group, and no ERISA Affiliate of any member of the Company Group, has ever sponsored, maintained or contributed to, or has ever been obligated to contribute to, or has ever had any liability (contingent or otherwise) under or with respect to any, (i) “defined benefit plan” (as defined in Section 3(35) of ERISA) or any plan that is or was subject to Title IV or Section 302 of ERISA or Sections 412, 430 or 4971 of the Code, (ii) “multiemployer plan” as defined in Section 3(37) or 4001(a)(3) of ERISA, (iii) “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code or as defined in ERISA Section 4063 or 4064), (iv) “multiple employer welfare arrangement” (as such term is defined in Section 3(40) of ERISA), or (v) voluntary employees’ beneficiary association under Section 501(c)(9) of the Code.

(k)            None of the Employee Benefit Plans, and no member of the Company Group, provides a current or former employee of the Company Group (or any dependent thereof) any life insurance, medical, health, or other welfare benefits after his or her termination of employment with the Company Group, other than (i) coverage that runs through the end of the month of termination of employment, or (ii) as required under Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code or any similar state or local Law.

(l)             Each Employee Benefit Plan that is subject to Section 409A of the Code has been administered, operated and maintained in material compliance with the requirements of Section 409A of the Code, and to the Knowledge of Pilot OFS, no member of the Company Group has been required to withhold or pay any Taxes as a result of a failure to comply with Section 409A of the Code in connection with their service to the Company Group.

(m)           The execution, performance or delivery of this Agreement shall not, either alone or in combination with any other event, (i) result in any payment or benefit becoming due to any current or former employee or individual service provider of any member of the Company Group under any Employee Benefit Plan, (ii) result in the acceleration of the time of payment, funding or vesting of any compensation or benefits to any current or former employee or individual service provider of any member of the Company Group, (iii) cause any member of the Company Group to transfer or set aside any assets to fund any compensation or benefits or (iv) limit the ability to terminate or amend any Employee Benefit Plan.

(n)            No amount paid or payable (whether in cash, in property, or in the form of benefits) as a result of the delivery, performance, or execution of this Agreement (either alone or in combination with another event) will be an “excess parachute payment” within the meaning of Section 280G of the Code.

(o)            No member of the Company Group has any obligation to make a “gross-up” or similar payment in respect of any Taxes that may become payable under Section 409A or 4999 of the Code.

(p)            There does not now exist, nor do any circumstances exist, including as a result of the consummation of the transactions contemplated hereunder, that could reasonably be expected to result in, any Controlled Group Liability that could be a liability (contingent or otherwise) of Buyer or any of its Affiliates at any time following the Closing Date.

(q)           A true, correct and complete schedule, as of the Execution Date, that lists the name of each Employee along with his or her: employing entity; job title and location of employment; base salary or hourly rate of pay; status as exempt or non-exempt under the Fair Labor Standards Act and applicable state wage Law(s); bonus compensation and other compensation for which he or she is eligible; hire date and service date (if different); leave status (including expected duration of any leave); and details of any visa or other work permit has been made available to Buyer. A true, correct and complete schedule, as of the Execution Date, that lists each individual who provides (whether directly or through an entity that they own or control) material services to any member of the Company Group as an independent contractor, along with a description of his or her services provided has been made available to Buyer. Pilot OFS has made available all Contracts applicable to all services provided by the individuals referenced in the previous sentence to Buyer.

(r)            No Company Group member has received a loan pursuant to the Paycheck Protection Program authorized by the CARES Act or claimed any “employee retention credit” pursuant to Section 2301 of the CARES Act or similar benefit, and each Tax Group Member was properly entitled to participate in the Paycheck Protection Program and to claim any employee retention credit claimed by it.

Section 4.20          Intellectual Property.

(a)            Schedule 4.20(a) of the Seller Disclosure Schedules sets forth a complete and accurate list of all Owned Intellectual Property that is (i) issued by, registered with or the subject of a pending application before any Governmental Authority or domain-name registrar (collectively, the “Registered Intellectual Property”) and (ii) material unregistered Trademarks and all proprietary software, in each case, if applicable, identifying the title, application or serial number, filing date, registration number or issue number, registration date or issue date, and record ownership, and in the case of proprietary software, identifying the function of the software. All currently due registration fees, maintenance fees, renewal fees, or similar fees for Registered Intellectual Property, not including any grace periods or extension of time periods, have been paid and all necessary documents, recordations and certificates in connection with such Registered Intellectual Property have been filed with the relevant Governmental Authority for the purposes of maintaining the Registered Intellectual Property. Except as set forth on Schedule 4.20(a) of the Seller Disclosure Schedules, there are no actions that must be taken by any member of the Company Group within ninety (90) days of the Closing Date, including the payment of any registration, issue, examination, maintenance or renewal fees or annuities or the filing of any documents, applications or certificates for the purposes of maintaining, perfecting or preserving or renewing any Registered Intellectual Property. To Pilot OFS’ Knowledge, the Owned Intellectual Property and the Intellectual Property that is licensed to any member of the Company Group is all of the Intellectual Property necessary to conduct the Business as currently conducted. Each item of Intellectual Property used in the Business as currently conducted will continue to be owned by or licensed to the member of the Company Group, on substantially similar terms and conditions immediately following the consummation of the transactions contemplated by this Agreement, as are in effect immediately prior to such consummation.

(b)            Except as set forth on Schedule 4.20(b) of the Seller Disclosure Schedules, the Company Group solely and exclusively owns all right, title and interest in and to all Owned Intellectual Property and has valid licenses or other rights to use all other material Intellectual Property used in the Business as currently conducted, in each case free and clear of Liens other than Permitted Liens. To the Knowledge of Pilot OFS, no Person is infringing, misappropriating or otherwise violating any Owned Intellectual Property or has infringed, misappropriated, or violated any Owned Intellectual Property in the past six (6) years. In the past six (6) years, (i) neither the members of the Company Group nor the operation of the Business have infringed, misappropriated or otherwise violated any Intellectual Property of any Person and (ii) neither Pilot OFS nor any member of the Company Group has received a threatened (in writing, or to the Knowledge of Pilot OFS, orally) claim that a member of the Company Group has infringed, misappropriated or otherwise violated, any Intellectual Property of any Person. Neither the members of the Company Group nor the operation of the Business is infringing, misappropriating or otherwise violating any Intellectual Property of any Person. Owned Intellectual Property is valid, subsisting (except for any Owned Intellectual Property designated as expired or abandoned on Schedule 4.20(b) of the Seller Disclosure Schedules), and, to the Knowledge of Pilot OFS enforceable.

(c)            Pilot OFS (with respect to the Business) and each member of the Company Group has taken commercially reasonable precautions in accordance with standard industry practices to protect the confidentiality of all Trade Secrets in its possession and there has been no material unauthorized disclosure of, or material breach of any contractual obligation to protect, such Trade Secrets. All material Intellectual Property developed by or for any member of the Company Group was conceived, invented, reduced to practice, authored or otherwise created solely by either current or former employees acting within the scope of their employment or consultants or contractors of the Company Group, in each case pursuant to written agreements protecting the confidential information of the Company Group and granting one or more of the members of the Company Group sole ownership of such Intellectual Property.

(d)            To the Knowledge of Pilot OFS, the computer systems (including related software, firmware, hardware, networks, databases, telecommunications equipment and websites) used by the Company Group (collectively, the “Company Systems”) (i) are free from material bugs and other material defects, (ii) have not materially malfunctioned or failed within the past three (3) years, and (iii) do not contain any virus, malware, trojan horse, worm, back door, time bomb, drop dead device or other program, routine, instruction, device, code, contaminant, logic or effect designed or intended to disable, disrupt, erase, enable any Person to access without authorization, or otherwise adversely affect the functionality of, any such computer system. The Company Systems are sufficient for the needs of the Business as currently conducted. Pilot OFS (with respect to the Business) and each member of the Company Group (A) uses commercially reasonable efforts to protect the confidentiality, integrity and security of the Company Systems and the data stored thereon and (B) have taken commercially reasonable steps to provide for the backup and recovery of data and information on the Company Systems, have commercially reasonable disaster recovery plans, procedures and facilities, and, as applicable, have taken commercially reasonable steps to implement such plans and procedures. In the past three (3) years, there has not been any unauthorized access, exfiltration, or disclosure of personal information, Company Group confidential information or other material Company Group data or any other material breach of the Company Systems.

(e)            The members of the Company Group have materially complied with (i) all privacy and data security Laws applicable to such member of the Company Group, (ii) any applicable privacy or other policies of such member of the Company Group, respectively, concerning the collection, dissemination, storage or use of personal information, and (iii) all contractual commitments that such member of the Company Group has entered into or is otherwise bound with respect to privacy or data security. In the past three (3) years, no member of the Company Group, or such Seller with respect to the Business, has provided or been legally required to provide any notice to data owners or a Governmental Authority in connection with any unauthorized access, use, or disclosure of personal information.

Section 4.21          Insurance.

(a)            Schedule 4.21(a) of the Seller Disclosure Schedules sets forth a true, correct and complete list of all material insurance policies owned or held by or maintained by or for the benefit of the members of the Company Group or their respective assets or operations (the “Insurance Policies”) (specifying the insurer, the holder of each such policy, the nature of coverage, the premiums, the type of insurance and the expiration dates thereof) and also a true, correct and complete list of each material claim under any insurance policy for any coverage period made by, on behalf of, or for the benefit of any member of the Company Group or any Company Asset that is outstanding and has not been resolved.

(b)            Except as set forth on Schedule 4.21(b) of the Seller Disclosure Schedules:

(i)             No member of the Company Group is in material breach or default with respect to its obligations under such insurance policies (including with respect to payment of premiums). All Insurance Policies are in full force and effect and no member of the Company Group has received any written notice (or, to the Knowledge of Pilot OFS, oral notice) of a material default with respect to its obligations under, or of any termination, cancellation, non-renewal, or material default under any Insurance Policy that has not been resolved or replaced with a policy providing comparable coverage. The Company Group is in compliance with all requirements and provisions under the Insurance Policies in all material respects, and all premiums due and payable on the Insurance Policies have been paid and there are no unpaid claims on any Insurance Policy. No notice has been received by the Company Group that would reasonably be expected to result in disclaiming any material claim, reserving right with respect to a particular claim or such policy in general, cancelling, terminating, amending or altering any such policy or coverage or non-renewal of any insurance policies (other than those that have been replaced with policies with comparable coverage prior to the date of such cancellation or termination, and such replacement policies are also set forth on Schedule 4.21(a) of the Seller Disclosure Schedules).

(ii)            The insurance policies (or extensions, renewals or replacements thereof with comparable policies) maintained by or for the benefit of the Company Group shall be in full force and effect without interruption until the Closing Date. All statements in this Section 4.21 are subject to the terms, conditions, limits, sublimits, exclusions, deductibles, and self-insured retentions of the Insurance Policies. The Company Group maintains, and have maintained at all times for the past three (3) years, insurance against liabilities, claims, and risks of a nature and in such amounts as are normal and customary for comparable entities in the industry, and each member of the Company Group is, and has been, in compliance with all insurance requirements under applicable Law and any Material Contracts.

(iii)           Subject to applicable insurer consents, the consummation of the transactions contemplated by this Agreement will not cause any Insurance Policy to terminate, lapse, or be materially and adversely modified. There are currently no claims pending under any insurance policy issued to or for the benefit of any member of the Company Group for any coverage period as to which coverage has been denied or disputed by the insurers of such policies and, to the Knowledge of Pilot OFS, all claims and reportable incidents under any such insurance policy have been reported and asserted.

Section 4.22          Affiliate Transactions. Except as set forth on Schedule 4.22 of the Seller Disclosure Schedules and this Agreement, there are no Affiliate Contracts in effect as of the Closing Date (other than customary compensation arrangements with employees entered in the ordinary course of business). To the Knowledge of Pilot OFS, no officer, director, manager, employee or Affiliate of any member of the Company Group provides, causes to be provided, holds, leases or has any economic or other interest in any assets, services or facilities for the benefit of the Company Group that are necessary to conduct the Business and no member of the Company Group or respective Affiliate provides or causes to be provided any material assets, services or facilities to any officer, director, manager, employee or Affiliate of any member of the Company Group. There is no Proceeding pending or threatened in writing, or to the Knowledge of Pilot OFS, orally threatened, between any member of the Company Group, on the one hand, and Pilot OFS or any of its Affiliates (other than the Company Group) or any officer, manager, director, employee, shareholder or equityholder of the Company Group, Pilot OFS or any of their respective Affiliates, on the other hand.

Section 4.23          Bank Accounts; Powers of Attorney. Schedule 4.23 of the Seller Disclosure Schedules sets forth an accurate and complete list of (a) the names and locations of banks, trust companies and other financial institutions at which any member of the Company Group maintains deposit, checking, investment securities or similar accounts or safe deposit boxes or lock boxes, (b) the number of any such account, (c) the names of all Persons authorized to draw thereon or have access thereto and (d) all powers of attorney granted by any member of the Company Group to Sellers or any of their Representatives that remain in effect as of the Execution Date.

Section 4.24          Directors and Officers. Schedule 4.24 of the Seller Disclosure Schedules sets forth a true, correct and complete list of all of the officers, directors or similar functionaries of each member of the Company Group.

Section 4.25          Bankruptcy. There are no bankruptcy, insolvency, reorganization or receivership actions or Proceedings pending against or threatened against any member of the Company Group or their respective assets or properties.

Section 4.26          Customers and Suppliers.

(a)            Schedule 4.26(a) of the Seller Disclosure Schedules sets forth a true, correct and complete list of each of the top ten (10) customers of the Company Group based on dollar volume of gross revenue during the twelve (12)-month periods ending December 31, 2025 and December 31, 2024 and the six (6)-month period ending June 30, 2026 (together with the Contingent Contract Customer and its Affiliates, each, a “Top Customer”). Except as set forth on Schedule 4.26(a) of the Seller Disclosure Schedules, since January 1, 2024, no member of the Company Group has received any written notice (or to the Knowledge of Pilot OFS, oral notice) that any Top Customer (i) has ceased or otherwise terminated, or intends to cease or otherwise terminate, its business with the Company Group, (ii) materially reduced or adversely modified its relationship with the Company Group, or (iii) has any material dispute with the Company Group. With respect to each Contract between a member of the Company Group and a Top Customer that contains an acreage dedication, each such acreage dedication is valid, binding, and enforceable in accordance with its terms against the applicable Top Customer. There are no material outstanding disputes, unresolved claims or pending Proceedings relating to any minimum volume commitment deficiency or deficiency payment obligation under any Contract with a Top Customer and no Top Customer has made or threatened in writing, or to the Knowledge of Pilot OFS, orally threatened to make, any demand for renegotiation, rate reduction, fee reduction or other modification of the economic terms of any Contract.

(b)            Schedule 4.26(b) of the Seller Disclosure Schedules sets forth a true, correct and complete list of each of the top ten (10) suppliers of the Company Group based on dollar volume during the twelve (12)-month periods ending December 31, 2025 and December 31, 2024 and the six (6)-month period ending June 30, 2026 (each, a “Top Supplier”). Except as set forth on Schedule 4.26(b) of the Seller Disclosure Schedules, since January 1, 2024, no member of the Company Group has received any written notice that any Top Supplier (i) has ceased or otherwise terminated, or intends to cease or otherwise terminate, to supply its goods or services with the Company Group, (ii) materially reduced or adversely modified its relationship with the Company Group, or (iii) has any material dispute with the Company Group. Each member of the Company Group is in compliance with and not in breach of any Contract with a Top Supplier and to the Knowledge of Pilot OFS, no Top Supplier has communicated to any member of the Company Group that it has not passed such Top Supplier’s audit. Pilot OFS has made available to Buyer a true, correct and complete copy of any Contract with a Top Supplier, including any amendments, restatements, modifications and supplements thereto.

Section 4.27          Compliance with Anti-Corruption Laws.

(a)            The Company Group and their respective owners, directors, managers, officers and employees, and to the Company Group’s knowledge (as defined in the FCPA), their respective agents, representatives, and any other Person acting for or on behalf of any of them, are and have been for the past five (5) years in compliance with any applicable Anti-Corruption Laws and Anti-Money Laundering Laws.

(b)            For the past five (5) years, the Company Group and their respective directors, owners, managers, officers, and employees, and to the Company Group’s knowledge (as defined in the FCPA), their respective agents, representatives, and any other Person acting for or on behalf of any of them, have not, (i) made, given, offered, authorized, or promised to make, give, offer, or authorize the payment of any money, commission, reward, gift, hospitality, entertainment, inducement (including any facilitation payments), or anything else of value, directly or indirectly, to or for the benefit of any Government Official or any Person acting for or on behalf of any Government Official, in each case in violation of any applicable Anti-Corruption Laws; or (ii) taken any other action or omission that would result in a violation of any Anti-Corruption Laws or Anti-Money Laundering Laws.

(c)            There are no proceedings, investigations, or disclosures pending, or to the Company Group’s knowledge, threatened, against the Company Group or any of their owners, directors, managers, officers, employees, agents, representatives, or any other Person acting for or on behalf of any of them by or before any Governmental Authority or similar agency with respect to any alleged act or omission arising under or relating to any non-compliance with any Anti-Corruption Laws or Anti-Money Laundering Laws. The Company Group shall promptly notify Buyer in writing upon discovery of any instance where it has formed a reasonable belief that any proceeding, investigation, or disclosure by or before any Governmental Authority pertaining to any applicable Anti-Corruption Laws or Anti-Money Laundering Laws is commenced, pending, or to the Company Group’s knowledge, threatened, against the Company Group or any of their owners, directors, managers, officers, employees, agents, representatives, or any other Person acting for or on behalf of any of them. Such notice shall include reasonable detail regarding the nature and circumstances of such proceeding, investigation, or disclosure.

(d)            The Company Group has implemented, maintained in effect, and enforced adequate and appropriate written policies, procedures, and internal controls reasonably designed to ensure, and which are reasonably expected to ensure, compliance with any applicable Anti-Corruption Laws and Anti-Money Laundering Laws, and shall continue to maintain such policies, procedures, and controls to promote and achieve compliance with such laws and with the representations and warranties contained in this Agreement, including this Section 4.27.

Section 4.28          Compliance with Sanctions and Trade Controls.

(a)            Neither the Company Group nor their respective owners, directors, managers, officers and employees and to the Company Group’s knowledge (as defined in the FCPA), their respective agents, representatives and any other Persons acting for or on behalf of the Company Group, (i) is a Sanctioned Person or a Restricted Person, (ii) located, organized or resident in a Sanctioned Jurisdiction, or (iii) has at any time engaged in any transaction with, or for the benefit of, a Sanctioned Person.

(b)            For the past five (5) years (or since April 24, 2019 with respect to Sanctions), neither the Company Group nor their respective directors, officers, employees, agents, representatives, or other Persons acting for or on behalf of the Company Group have taken any action that would constitute a violation of any applicable Sanctions or Customs & Trade Laws.

(c)            For the past five (5) years (or since April 24, 2019 with respect to Sanctions), the Company Group has not (i) been the subject of any inquiry, investigation, enforcement, or proceedings for actual or potential violations of applicable Sanctions and Customs & Trade Laws; (ii) received any notice, request, penalty or citation for any actual or potential non-compliance with applicable Sanctions and Customs & Trade Laws; or (iii) made any voluntary or involuntary disclosure to any Governmental Authority relating to actual or potential violations of Sanctions or Customs & Trade Laws.

(d)            The Company Group and their respective directors, officers, employees, agents, representatives, or other Persons acting for or on behalf of the Company Group are in compliance with all applicable Sanctions and Customs & Trade Laws in all respects. The Company Group has implemented and maintains policies and procedures designed to ensure compliance by the Company Group and its directors, officers, employees, agents, representatives, or other Persons acting for or on behalf of the Company Group with applicable Sanctions and Customs & Trade Laws.

Section 4.29          Casualty Loss and Condemnation. There is no (a) Casualty Loss pending or threatened in writing with respect to any assets or properties of the Company Group or (b) actual or threatened in writing taking (whether permanent, temporary, whole or partial) of any of the assets, properties, or any part of the assets or properties of the Company Group by reason of condemnation or eminent domain. As of the Execution Date, there has been no material damage to any assets or properties of the Company Group not covered by insurance since the Balance Sheet Date, and there has been no death on any assets or properties of the Company Group.

Section 4.30          Sufficiency of Assets; Title to Assets.

(a)            Except as set forth on Schedule 4.30(a) of the Seller Disclosure Schedules, all of the tangible and intangible assets owned, leased or licensed by the Company Group (including Real Property) constitute all of the assets, properties and rights necessary for, and are sufficient to permit, the continued conduct of the Business by the Company Group immediately following the Closing in substantially the same manner in all material respects as conducted by the Company Group as of the Execution Date (the “Company Assets”). All Company Assets are, in all material respects, in good operating condition and repair (ordinary wear and tear excepted, and taking into account the age, history and use), free from material defects and have been maintained in a good and workmanlike manner consistent with customary practices in the water midstream industry and applicable Laws, and are adequate and suitable for the operation of the Business as currently conducted. The Company Group has good and valid title to, or a valid leasehold interest in or enforceable license to use the applicable Company Assets, free and clear of all Liens other than Permitted Liens. Maintenance or repair has not been deferred on any such assets in contemplation of the transactions contemplated hereby and no member of the Company Group has deferred any material capital expenditures or maintenance or repair with respect to the Company Assets outside of the ordinary course of business consistent with past practice. All Company Assets (1) have been installed and maintained, in all material respects, consistent with the installation and maintenance of a prudent operator and in accordance with customary practices in the industry in which the Company Group operates and all applicable Laws, (2) are structurally sound with no material defect, hazard or dangerous condition as of the Closing, (3) comprise of all the material assets and properties that were necessary to produce the results depicted in the Financial Statements, (4) have not been subject to any material damage, restriction to the intended use, abandonment or destruction, and (5) there are no defects, corrosion, or damage to the property that would reasonably be expected to result in a pipeline integrity failure, and such tangible property is in a state of reasonable maintenance and repair suitable for the purposes for which it is being used in the current conduct of the Business. The Company Group has kept and maintained maintenance and other records in the last three (3) years for all material items of machinery, equipment and tangible assets used in the Business as currently conducted, and such records are true, correct, and complete in all material respects.

(b)            Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company Group, taken as a whole, or as set forth on Schedule 4.30(b) of the Seller Disclosure Schedules, as of the Closing: (i) none of the Company Assets are produced water disposal or injection wells (“Disposal Wells”) that are (A) subject to any order from any Governmental Authority or written notice from any other third party requiring or otherwise seeking that such Disposal Wells be plugged and abandoned, (B) currently scheduled to be plugged and abandoned in accordance with the Company Group’s existing internal well retirement schedule consistent with past practices or (C) subject to any restriction prohibiting the injection of produced water from the conduct of oil and gas development operations by any person other than a member of the Company Group, (ii) during the last three (3) years, all of the Disposal Wells have been drilled and completed in compliance in all material respects with all applicable Permits, Laws, Contracts, and other instruments governing the Company Assets, (iii) all wellbore diagrams, plats and surveys for each Disposal Well and all well files, integrity testing and step rate testing results and other records relating to the Disposal Wells that are in the possession or control of any member of the Company Group have been made available to Buyer. The pore space and other geological characteristics of each Disposal Well’s injection zone(s) and plume area (as authorized by the Permits applicable to such Disposal Well) are sufficient in all material respects to permit such Disposal Well to accept produced water at the daily injection rates at which such Disposal Well is currently being operated by the Company Group as of the Execution Date, and the collective injection capacity of the Disposal Wells is sufficient to permit the Company and its Subsidiaries to accept the volumes of produced water currently being delivered by Top Customers as of the Execution Date. All throughput fees and royalties owed for the transportation of water via the Pipelines and the disposal of produced water in the Disposal Wells that have become due and payable by the Company Group with respect to the Company Assets have been duly and timely paid by the Company Group.

Section 4.31          Business of the Company Group. Except as set forth on Schedule 4.31 of the Seller Disclosure Schedules, no member of the Company Group has engaged in any business or activity other than the Business and has not owned or operated any assets that are not related to the conduct of the Business. No member of the Company Group has any responsibility or liability with respect to the activities undertaken by Pilot OFS or any of its Affiliates (other than the Company Group or any of their Affiliates).

Section 4.32          Books and Records. The books of account, minute books, ownership records and other similar books and records of each member of the Company Group have been maintained in all material respects in accordance with applicable Law and sound business practices and are, in all material respects, complete and correct and in the possession or control of the applicable member of the Company Group.

Section 4.33          Security Arrangements. A true, complete and correct list of (a) all bonds, letters of credit, guarantees, deposits or other forms of credit support posted or provided by any Seller or any of its Affiliates (other than the Company Group) with respect to or relating to the Company Group, assets or properties owned by or assets or properties operated by the Company Group (collectively, “Security Arrangements”) and (b) all surety bonds of the Company Group (the “Surety Bonds”) is set forth on Schedule 4.33 of the Seller Disclosure Schedules. Schedule 4.33 of the Seller Disclosure Schedules identifies the underlying Contract, if applicable, under which such Security Arrangement or Surety Bond is posted or provided and the required amount of such Security Arrangement or Surety Bond. No member of the Company Group is, and, to the Knowledge of Pilot OFS, no other party is, in material breach or default with respect to any Security Arrangement or Surety Bond, and no event has occurred that, with notice or the passage of time or both, would result in a material breach or default by any member of the Company Group, or any other party, with respect to any Security Arrangement or Surety Bond.

Article V
Representations and Warranties of Buyer

Except as set forth in the Buyer Disclosure Schedules and the Parent SEC Filings, Buyer hereby represents and warrants to each Seller as of the Execution Date and the Closing Date as follows:

Section 5.1            Organization; Qualification. Buyer is a legal entity duly formed, validly existing and in good standing under the laws of the state of its formation and has all requisite organizational power and authority to own, lease and operate its assets and to carry on its business as it is now being conducted, and is duly qualified, registered or licensed to do business and is in good standing in each jurisdiction in which such qualification is required by applicable Laws, except as would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect.

Section 5.2            Authority; Enforceability.

(a)            Buyer has the requisite power and authority to execute and deliver the Transaction Documents to which it is, or will be, a party, and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Buyer of the Transaction Documents to which it is, or will be, a party, and the consummation by it of the transactions contemplated hereby and thereby, have been duly and validly authorized by Buyer and no other proceedings on the part of Buyer are necessary to authorize the Transaction Documents to which it is, or will be, a party or to consummate the transactions contemplated by the Transaction Documents to which it is, or will be, a party.

(b)            The Transaction Documents to which Buyer is, or will be, a party have been (or will be, when executed and delivered at the Closing) duly and validly executed and delivered by Buyer and, assuming the due authorization, execution and delivery by the other parties thereto, each Transaction Document to which Buyer is, or will be, a party constitutes (or will constitute, when executed and delivered at the Closing) the valid and binding agreement of Buyer, including all obligations herein and therein, enforceable against Buyer in accordance with its terms, except as such enforceability may be limited by any Creditors’ Rights.

Section 5.3            Non-Contravention. Except as set forth on Schedule 5.3 of the Buyer Disclosure Schedules and assuming the accuracy of the representations and warranties set forth in Article III and Article IV and that Sellers have complied with their obligations under this Agreement, the execution, delivery and performance of the Transaction Documents by Buyer to which Buyer is, or will be, a party and the consummation by Buyer, of the transactions contemplated hereby or thereby does not and will not: (a) conflict with, contravene, violate or result in any breach of any provision of the Organizational Documents of Buyer; (b) require consent, constitute a default (or an event that with notice or passage of time or both would give rise to a default) under, or give rise to any termination or right of termination, modification, cancellation, amendment, acceleration or loss of any material benefit, right of first offer, right of first refusal, tag-along right, drag-along right or other similar preferential right (with or without the giving of notice, or the passage of time or both) under any of the terms, conditions or provisions of any Contract to which Buyer is a party; or (c) except for the Governmental Consents set forth on Schedule 5.4 of the Buyer Disclosure Schedules, violate any Law to which Buyer is subject or by which any of Buyer’s properties or assets are bound, except, in the cases of clauses (b) and (c), for such defaults or rights of termination, modification, cancellation, amendment or acceleration or violations as would not reasonably be expected to have a material adverse effect on the ability of Buyer to consummate the transactions contemplated by this Agreement.

Section 5.4            Governmental Approvals. Except as set forth on Schedule 5.4 of the Buyer Disclosure Schedules, no Governmental Consent is necessary for the consummation by Buyer of the transactions contemplated by the Transaction Documents to which it is a party, other than filings and expirations or terminations of the applicable waiting periods under the HSR Act, except for such Governmental Consents or, which if not obtained, would not, individually or in the aggregate, reasonably be expected to be material to Buyer or would reasonably be expected to prevent, materially delay or materially impede the ability of Buyer to timely consummate the transactions contemplated by this Agreement or any Transaction Documents.

Section 5.5            Legal Proceedings. There are no Proceedings pending or, to the Knowledge of Buyer, threatened against Buyer or Parent, except such Proceedings as would not reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by the Transaction Documents to which Buyer or Parent is, or will be, a party, as applicable, or to materially impair the ability of either Buyer or Parent to perform their obligations under the Transaction Documents to which either of them is, or will be, a party.

Section 5.6            Investment. Buyer is aware that (a) the Acquired Interests have never been registered under applicable securities Laws, (b) no public market now exists for the Acquired Interests, (c) no Seller nor their respective Affiliates (including the Company Group) or any of its or their respective Representatives have made any assurances that a public market will ever exist for the Acquired Interests, and (d) none of Buyer or its Affiliates may sell, distribute, transfer, offer for sale, assign, pledge, hypothecate or otherwise dispose of the Acquired Interests except in compliance with registration requirements of applicable securities Laws or an exemption therefrom.

Section 5.7            Bankruptcy. There are no bankruptcy, insolvency, reorganization or receivership actions or Proceedings pending against or threatened against Buyer. Assuming the accuracy of the representations and warranties in Article III and Article IV and in the other Transaction Documents to which any Seller is or will be a party, Buyer is not (and will not be upon consummation of the transactions contemplated hereby) insolvent.

Section 5.8            Financing. As of the Execution Date, Buyer has received and delivered to Sellers’ Representative a true, correct and complete copy of the Debt Commitment Letter, pursuant to which, the Lenders have agreed to provide the Debt Financing on the terms and subject to the conditions set forth therein and of the fee letter(s) referred to therein (the “Fee Letter”); provided that the Fee Letter shall have been redacted in a customary manner for fee amounts and other economic or commercially sensitive provisions (provided, however, that no redacted term provides that the aggregate amount or net cash proceeds of the Debt Financing set forth in the Debt Commitment Letter could be reduced or adds any conditions or contingencies to the availability of all or any portion of the Debt Financing or the enforceability of the Debt Commitment Letter). The aggregate proceeds of the Debt Financing will be, if funded in accordance with the terms and conditions thereof, sufficient, when taken together with cash on hand, for Buyer to pay all cash amounts required to be paid by it at Closing, including the cash portion of the Adjusted Purchase Price and including any fees and expenses of or payable by Buyer under this Agreement and the Debt Commitment Letter and the Fee Letter that are due and payable on the Closing Date (collectively, the “Required Amount”). Buyer has fully paid any and all commitment fees or other fees required by the Debt Commitment Letter and Fee Letter to be paid on or before the date hereof. As of the Execution Date, the Debt Commitment Letter is in full force and effect (subject to the effects of bankruptcy, insolvency, reorganization, moratorium, and similar Laws, as well as to principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at Law)) and constitutes the legal, valid, and binding obligation of Buyer and, to the actual Knowledge of Buyer, the other parties thereto. As of the Execution Date, no event has occurred, and there is no condition or circumstance existing, which, with or without notice, lapse of time or both, would constitute or would reasonably be expected to constitute a breach or default on the part of Buyer or, to the actual Knowledge of Buyer, any other party thereto under the Debt Commitment Letter. As of the Execution Date, there are no side letters, understandings or other agreements or arrangements relating to the Debt Financing contemplated under the Debt Commitment Letter that could reduce the aggregate amount of the Debt Financing or impose additional conditions or contingencies to the funding thereof other than as expressly set forth in the Debt Commitment Letter and the Fee Letter delivered to Sellers’ Representative. As of the Execution Date, assuming the satisfaction of the conditions precedent in Section 7.1 and Section 7.2, Buyer has no reason to believe that it will be unable to satisfy on a timely basis any term or condition in the Debt Commitment Letter required to be satisfied by it. Buyer acknowledges and agrees that it is not a condition to the Closing or to any of its obligations under this Agreement that Buyer obtain the Debt Financing for, or related to, any of the transactions contemplated by this Agreement.

Section 5.9            Brokers’ Fee. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Buyer for which, either Seller or any of its respective Affiliates (including the Company Group prior to the Closing) shall have any responsibility.

Section 5.10          Valid Issuance. Parent has, and at Closing will have, sufficient authorized and unissued shares of Parent Class A Common Stock to enable it to issue the Equity Consideration to Pilot OFS. The issuance of the shares of Parent Class A Common Stock constituting the Equity Consideration pursuant to this Agreement has been duly authorized, and, upon issuance of such shares of Parent Class A Common Stock to Pilot OFS at Closing, such shares of Parent Class A Common Stock will be validly issued, fully paid and non-assessable, will have the rights, preferences and privileges specified in Parent’s governing documents, and will be free and clear of all liens and restrictions, other than restrictions on transfer imposed by (i) this Agreement or (ii) applicable federal and state securities Laws. The shares of Parent Class A Common Stock constituting the Equity Consideration will not be issued in violation of and will not be subject to any preemptive rights, resale rights, rights of first refusal or similar rights. Assuming the accuracy of the representations and warranties of Pilot OFS contained in this Agreement, the offer, sale and issuance of the shares of Parent Class A Common Stock constituting the Equity Consideration pursuant to this Agreement are exempt from the registration requirements of the Securities Act.

Section 5.11          Capitalization. The authorized capital stock of Parent consists of 550,000,000 shares of common stock, par value $0.01 per share (“Parent Common Stock”), classified as 350,000,000 shares of Parent Class A Common Stock and 150,000,000 shares of Class B common stock, par value $0.01 per share (“Parent Class B Common Stock”), and 50,000,000 shares of preferred stock, par value $0.01 per share (the “Parent Preferred Stock”). All of the issued and outstanding shares of Parent Common Stock have been duly authorized and validly issued in accordance with the Certificate of Incorporation of Parent, are fully paid and nonassessable, and, as of the respective dates of the Parent SEC Filings and the Parent Financial Statements, were issued and held as described therein.

Section 5.12          Parent SEC Filings, Parent Financial Statements, No Liabilities. Parent has timely filed or furnished with the SEC all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be filed or furnished by it since December 31, 2025 under the Securities Act or the Exchange Act (all such documents collectively, the “Parent SEC Filings”). The Parent SEC Filings, including any audited or unaudited financial statements and any notes thereto or schedules included therein (the “Parent Financial Statement”), at the time filed or furnished (except to the extent corrected by a subsequently filed or furnished Parent SEC Filing filed or furnished prior to the Execution Date) (i) with respect to a registration statement, did not, at the time they were filed (except to the extent corrected or superseded by a subsequent Parent SEC Filing filed by Parent prior to the Execution Date), contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) with respect to a prospectus, did not, at the time of filing and at the time of any sale made in reliance thereon (except to the extent corrected or superseded by a subsequent Parent SEC Filing filed by Parent prior to the Execution Date), contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary, in the light of the circumstances under which they were made, not misleading, and (iii) complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as applicable, and the rules and regulations of the SEC thereunder. As of the Execution Date, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to the Parent SEC Filings. To the Knowledge of Buyer, as of the Execution Date, none of the Parent SEC Filings is subject to ongoing review or outstanding SEC comment or investigation.

Section 5.13          Sarbanes-Oxley Compliance; Controls and Procedures.

(a)            Parent has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Parent’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the management of Parent as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to all applicable provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith (the “Sarbanes-Oxley Act”). Parent’s management has completed an assessment of the effectiveness of Parent’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2025, and such assessment concluded that such controls were effective. Based on its most recent evaluation of internal controls over financial reporting prior to the date hereof, Parent’s management has disclosed to Parent’s auditors and the audit committee of the Board of Directors of Parent (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Parent’s ability to report financial information and (ii) any fraud or corporate misappropriation that involves management or other employees who have a role in Parent’s internal control over financial reporting.

(b)            Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off balance sheet arrangement or any similar contract or arrangement (including any contract or arrangement relating to any transaction or relationship between or among Parent or any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate of Parent, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of its Subsidiaries in Parent’s published financial statements or other Parent SEC Filings.

(c)            The Parent Class A Common Stock is registered under Section 12(b) of the Exchange Act and listed on the NYSE, and as of the Execution Date, Parent has not received any notice of deregistration or delisting from the SEC or the NYSE. As of the Execution Date, no judgment, order, ruling, decree, injunction or award of any securities commission or similar securities regulatory authority or any other Governmental Authority, or of the NYSE, preventing or suspending trading in any securities of Parent has been issued and no proceedings for such purpose are, to Buyer’s Knowledge, pending, contemplated or threatened. Parent has taken no action that is designed to terminate the registration of the Parent Class A Common Stock under the Exchange Act or the listing of the Parent Class A Common Stock on the NYSE. Subject to the NYSE’s listing approval with respect to the Equity Consideration, and assuming the accuracy of the representations and warranties of Sellers set forth in Article III and the representations and warranties of Pilot OFS set forth in Article IV of this Agreement, the issuance and sale of the Equity Consideration does not contravene the NYSE’s rules and regulations.

Section 5.14          Investment Company. Neither Parent nor Buyer is, and immediately after the issuance and sale of the shares of Parent Class A Common Stock constituting the Equity Consideration neither of them will be, required to register as an “investment company” or a company “controlled by” an entity required to register as an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

Section 5.15          No Reliance. In making the decision to enter into this Agreement and consummate the transactions contemplated hereby, except in the case of Fraud, Buyer has relied solely upon its own investigation, analysis and evaluation and the express representations and warranties of Sellers set forth in Article III and the express representations and warranties of Pilot OFS set forth in Article IV of this Agreement (including the corresponding Seller Disclosure Schedules) and in any Transaction Document (including any certificate delivered pursuant hereto or thereto). Except for the express representations and warranties of Sellers contained in Article III and the express representations and warranties of Pilot OFS contained in Article IV and in any certificate delivered pursuant hereto or in any other Transaction Document, and except in the case of Fraud, neither the Company Group nor Sellers, nor any of their respective Affiliates or any of their respective Representatives, or any other Person has made or is making, and Buyer or any of its Affiliates has not relied upon, any other representation or warranty of any kind or nature whatsoever, oral or written, express or implied, with respect to the Company Group, Sellers, their respective Affiliates, the Acquired Interests, the assets of the Company Group, this Agreement, the other Transaction Documents or the transactions contemplated hereby or thereby. Except for the express representations and warranties of Sellers contained in Article III and the express representations and warranties of Pilot OFS contained in Article IV and in any Transaction Document (including any certificate delivered pursuant hereto or thereto), and except in the case of Fraud, Buyer disclaims, on behalf of itself and its Affiliates, any other representations or warranties of Sellers or the Company Group, whether made by Sellers, the Company Group or any of their respective Affiliates or their respective Representatives or any other Person, with respect to the Company Group, Sellers, their respective Affiliates, the Acquired Interests, the assets of the Company Group, this Agreement, the other Transaction Documents or the transactions contemplated hereby or thereby or any reliance thereon. Buyer acknowledges and agrees that any financial projections that may have been made available to it, any of its Affiliates, or any of its Representatives are based on assumptions about future results, which are based on assumptions about certain events (many of which are beyond the control of Sellers, its Affiliates and their respective Representatives). Without limiting the generality of the foregoing, Buyer further acknowledges and agrees that, except for the express representations and warranties of Sellers set forth in Article III and the express representations and warranties of Pilot OFS set forth in Article IV and in any certificate delivered pursuant hereto or in any other Transaction Document, and except in the case of Fraud, none of Buyer or any of its Affiliates has relied on, and none of Sellers or any of their Affiliates or any of its or their respective Representatives has made, any representations or warranties of any nature, whether express or implied, with respect to the accuracy of any projections, estimates or budgets, future revenues, future results of operations, future cash flows, the future financial or other condition of the Company Group or its business or assets, or any other information, whether or not made available to Buyer, any of its Affiliates, or any of its or their respective Representatives in connection with the transactions contemplated hereby, including in any memorandum or management presentation in the Data Room or any other electronic data room established by Sellers’ Representative, any of its Affiliates or any of its or their respective Representatives, and in any written or oral response to any information request by Buyer, any of its Affiliates, or any of its or their respective Representatives.

Article VI
Covenants of the Parties

Section 6.1            Conduct of Business.

(a)            From the Execution Date until the Closing or Termination Date of this Agreement as provided in Section 9.1 and except as may otherwise be required by applicable Law, Sellers shall cause the Company Group to (x) conduct its operations in the ordinary course of business in all material respects and consistent with prior practice, (y) comply in all material respects with the terms and conditions of the Contingent Contract, and (z) use commercially reasonable efforts to (A) preserve intact its present business organization and ongoing operations (including its Permits), (B) maintain and protect the assets of the Company Group in accordance with good industry practices, and its relationships with customers, suppliers, contractors, key employees and others having material business relationships with the Company, including any Governmental Authority, (C) satisfy the Contingent Event Trigger, and (D) continue to make capital expenditures in accordance with the budget set forth in Schedule 6.1(b)(ix) of the Seller Disclosure Schedules, in each case, in the ordinary course of business in all material respects and consistent with prior practice, except as (i) contemplated or otherwise provided by the terms of this Agreement, (ii) described in Schedule 6.1 of the Seller Disclosure Schedules, (iii) consented to or approved in writing by Buyer (which shall not be unreasonably withheld, conditioned or delayed). Without limiting the foregoing, Sellers shall use commercially reasonable efforts to cause the Company Group to maintain in effect, in the ordinary course and subject to normal underwriting and premium adjustments, the Insurance Policies through Closing, and shall notify Buyer promptly of any cancellation, material modification, non-renewal or material amendment to such policies.

(b)            Without limiting the generality of Section 6.1(a) and except as (A) expressly contemplated or otherwise provided by the terms of this Agreement, (B) described in Schedule 6.1 of the Seller Disclosure Schedules, (C) consented to or approved in writing by Buyer (which shall not be unreasonably withheld, conditioned or delayed); or (D) required by applicable Law, from the Execution Date until the Closing or termination of this Agreement as provided in Section 9.1, Sellers shall cause the Company Group not to take any of the following actions:

(i)             authorize, issue, sell, deliver, purchase, dispose, grant, pledge, transfer, lease, retire or redeem any Equity Securities in, or any Option with respect to, any member of the Company Group or modifying or amending any rights of any holder of outstanding equity interest of, or Options with respect to, the Company Group;

(ii)            (A) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing a liquidation, dissolution, merger, consolidation, conversion, restructuring, recapitalization, or other reorganization of any member of the Company Group or (B) (1) merge or consolidate with, acquire or purchase a substantial portion of the assets of any business or any corporation, partnership or other business organization or (2) otherwise acquire any assets in excess of $1,000,000, individually, or $3,000,000 in the aggregate;

(iii)           (A) other than pursuant to the Credit Agreement (solely prior to the Closing), create, incur, guarantee, modify or assume any Debt; (B) make any loans, advances, or capital contributions to, or investments in, any other Person; or (C) mortgage or pledge any of the assets or create or suffer to exist any Lien thereupon (other than Permitted Liens and prior to Closing, the Credit Agreement Liens);

(iv)           grant any Liens (other than Permitted Liens) or consent to the imposition of any Liens (or, with respect to real property, consent to the imposition of any Liens or covenants of record) (other than Permitted Liens) on any assets and properties of the Company Group;

(v)            grant any Liens (other than Permitted Equity Liens) or consent to the imposition of any Liens (other than Permitted Equity Liens) on the Acquired Interests;

(vi)           acquire, sell, lease, license, assign, abandon or permit lapse, transfer, or otherwise dispose of, directly or indirectly, any assets of the Company Group assets in excess of $1,000,000, individually, or $3,000,000 in the aggregate;

(vii)          disclose any of the Company Group’s Registered Intellectual Property, other material Owned Intellectual Property or other material confidential information to a third party (other than in the ordinary course of business pursuant to a written confidentiality agreement);

(viii)         except in connection with those proposals described on Schedule 6.1(b)(viii) of the Seller Disclosure Schedules, enter into, amend, modify, extend or change, waive, release, grant, close out, terminate (partially or completely and other than pursuant to the expiration of the term thereof) or transfer any material rights under, in any respect, any Material Contract, Affiliate Contract or Contract related to Real Property, including Real Property Leases and Rights-of-Way (or any Contract that, if in existence on the date of this Agreement would be deemed a Material Contract (other than termination of the Credit Agreement)), or amend or change any Permit; provided however, that notwithstanding anything herein to the contrary, the Company Group may, without the prior written consent of Buyer, [***];

(ix)            other than as required on an emergency basis to protect life or to protect against imminent and substantial threat to the environment, make any capital expenditures in excess of one hundred ten percent (110%) of each project budget set forth in Schedule 6.1(b)(ix) of the Seller Disclosure Schedules (for the applicable period of time set forth therein);

(x)             change or modify any material accounting policies of the Company Group, other than as required by GAAP or a change in applicable Law;

(xi)            (A) materially change the cash management policies of the Company Group or (B) accelerate or delay in any material respect the collection of any notes or accounts receivable generated by the Company Group in advance of or beyond the dates when the same would have been collected in the ordinary course of business or (C) accelerate or delay in any material respect the payment of any accounts payable or other Liabilities of the Company Group in advance of or beyond the dates when the same would have been paid in the ordinary course of business;

(xii)          (A) make (other than in the ordinary course of business consistent with the past practice of the Company Group), change or revoke any material election with respect to Taxes, (B) prepare and file any material Tax Return in a manner materially inconsistent with past practice or file any amendment to any material Tax Return, (C) change an annual Tax accounting period or change any material Tax accounting method, (D) settle or compromise any material Proceeding with respect to Taxes, (E) enter into any material closing agreement with respect to Taxes, (F) surrender any right to claim a material refund of Taxes, or (G) consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment;

(xiii)          settle, cancel, compromise, assign, transfer, commence or undertake any Proceeding (A) with any Governmental Authority, (B) for monetary damages in excess of $500,000 in the aggregate or (C) that includes any equitable or non-monetary relief or restrictions or admission of liability by any member of the Company Group;

(xiv)         adopt any change in the respective Organizational Documents of the Company Group;

(xv)          (A) transfer, sell, assign, sublease or convey any material interest in any Real Property to any Person, (B) terminate or materially amend, modify or extend or waive any material rights under any Real Property Leases or Rights-of-Way, or (C) acquire any interest in real property outside of the ordinary course of business consistent with past practice;

(xvi)         except as required by the terms and provisions of any Employee Benefit Plan in effect on the Execution Date, (A) establish, adopt, amend, modify, create or terminate any Employee Benefit Plan that applies with respect to any Employee or any other benefit or compensation plan, policy, program, contract, agreement or arrangement that would be an Employee Benefit Plan that would apply with respect to any Employee if in effect on the Execution Date, (B) increase, or accelerate or commit to accelerate the funding, payment or vesting of, the compensation or benefits of any current or former employee or other individual service provider with respect to the Company Group (or any of their respective dependents or beneficiaries), (C) grant any new compensation or benefits, including deferred compensation, severance special pay, consulting, retention, bonus or termination pay, to any current or former employee or other individual service provider with respect to the Company Group (or any of their respective dependents or beneficiaries), (D) transfer or terminate the employment of any Employee (other than any termination for cause as determined by the applicable member of the Company Group in good faith), (E) hire or engage any individual as an employee or independent contractor except to replace an individual whose employment or engagement has ended (and, in such case, any hiring or engagement shall be on terms comparable to those of the individual whose employment or engagement is being replaced), or (F) enter into any collective bargaining agreement or other Contract with a labor union, trade union, works council, or similar employee representative; provided, however, that, notwithstanding anything herein to the contrary, the Company shall be permitted to make changes to group Employee Benefit Plans as part of the annual renewal process in the ordinary course of business and consistent with past practice and no member of the Company Group shall, to the extent within the control of such member of the Company Group, permit Sellers to take such actions in a disproportionate manner with respect to the Employees; or

(xvii)        agree or commit to take any of the actions described above.

(c)            [***].

(d)            None of the foregoing provisions of this Section 6.1 shall prevent Sellers or any member of the Company Group from taking or omitting to take any action described in the foregoing provisions of this Section 6.1 if the taking of such action or omission to take such action is required on an emergency basis to protect life or to protect against imminent and substantial threat to the environment; provided that, to the extent practicable, the Sellers’ Representative shall (or shall cause a member of the Company Group to) provide notice to Buyer prior to taking such action or, in any case, reasonably promptly after such action is done. Nothing in this Agreement shall be construed to give Buyer or any of its Affiliates, directly or indirectly, any right to control or direct the business or operations of Sellers or any member of the Company Group prior to the Closing. Prior to the Closing, Sellers shall continue to exercise, consistent with the terms and conditions of this Agreement, complete and exclusive control and supervision of the business and operations of the Company Group and its other businesses and operations.

Section 6.2            Access to Information.

(a)            Until the earlier of the Closing or the termination of this Agreement, Sellers shall cause the Company Group to, to the fullest extent permissible under applicable Law, make available to Buyer, the Financing Sources and their respective Representatives, during normal business hours, as Buyer may reasonably request, in connection with its evaluation of the transactions contemplated hereby or the Debt Financing, all relevant books and records (including accountant work papers, subject to execution of customary non-reliance confidentiality or other agreements) in the possession or control of the Company Group relating to the Company Group and the Business; provided, however, that (i) any such access shall be conducted in such a manner as not to unreasonably interfere with the normal operations of the Company Group or Sellers and (ii) the Company Group and Sellers shall not be required to provide such access or disclose any information to Buyer, the Financing Sources or their respective Representatives if such access or disclosure would (x) jeopardize any attorney-client or other legal privilege or (y) contravene any Laws or Contract to which any member of the Company Group or Sellers are a party; provided, further, that such material shall not include (A) any information subject to third-person confidentiality agreements for which a Consent or waiver cannot be secured by the Company Group after commercially reasonable efforts, (B) information that, if disclosed, would violate an attorney-client privilege or would constitute a waiver of rights as to attorney work product or attorney-client privileged communications, (C) information relating to bids received from others in connection with the transactions contemplated by this Agreement and information and analysis (including financial analysis) relating to such bids, nor any analysis or board minutes relating to the transaction process or Buyer’s bid, (D) income, franchise, capital gains and similar Tax Returns and records of Sellers or their Non-Company Affiliates or (E) information that would reasonably be expected to expose Sellers or any of their Affiliates to any risk of Losses (other than to the extent Buyer acknowledges in writing that such risk is covered by Buyer’s reimbursement and indemnification obligations under Section 6.17); provided, that (x) Buyer shall not unreasonably interfere with the day-to-day operations of the business of the Company Group nor endanger the health or safety of any personnel of the Company Group and (y) Sellers or the applicable Affiliate shall, in the case of clauses (A)-(E), upon the reasonable written request of Buyer, use commercially reasonable efforts to make appropriate substitute arrangements under circumstances in which the foregoing restrictions do not apply, at Buyer’s sole cost and expense. Sellers or their designee shall have the right to accompany Buyer, the Financing Sources and their respective Representatives whenever they are on site at the Company Group. Buyer’s due diligence may include a visual inspection of the Company Group’s material assets and properties, but may not include any invasive sampling, testing of any environmental media or other analysis, or operation of any equipment without the prior written consent of Sellers’ Representative. Any Confidential Information provided pursuant to this Section 6.2 shall be subject to Section 6.12. For the avoidance of doubt, none of Buyer, its Affiliates, the Financing Sources or any of their respective Representatives shall be entitled to any information regarding the Businesses, assets, financial condition or results of operations (including any Tax Returns) of Sellers or any Non-Company Affiliate.

(b)            In connection with the rights of access, examination and inspection granted to Buyer under this SECTION 6.2, BUYER HEREBY AGREES TO INDEMNIFY, DEFEND AND HOLD HARMLESS THE COMPANY GROUP, SELLERS AND EACH OF THEIR RESPECTIVE AFFILIATES AND OFFICERS, MANAGERS, OWNERS, MEMBERS, EMPLOYEES AND CONSULTANTS FROM AND AGAINST ANY AND ALL LOSSES ATTRIBUTABLE TO PERSONAL INJURY, DEATH OR PHYSICAL PROPERTY DAMAGE RESULTING FROM OR RELATING TO THE ACTS OR OMISSIONS OF BUYER IN CONNECTION WITH ANY FIELD VISIT OR OTHER DUE DILIGENCE ACTIVITY CONDUCTED BY BUYER OR ANY OF ITS REPRESENTATIVES WITH RESPECT TO THE ASSETS OF THE COMPANY GROUP OR THE BUSINESS PERFORMED PURSUANT TO THIS SECTION 6.2 OR ITS REPRESENTATIVES, EXCLUDING ANY AND ALL DAMAGES RESULTING FROM OR RELATING TO THE (i) FRAUD, GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF THE COMPANY GROUP, SELLERS OR THEIR REPRESENTATIVES OR (ii) THE MERE DISCOVERY OR UNCOVERING OF ANY PRE-EXISTING ENVIRONMENTAL CONDITION DURING THE PERFORMANCE OF ANY FIELD ACTIVITY OR DUE DILIGENCE ACTIVITY AT ANY ASSET OF THE COMPANY GROUP.

(c)            Prior to the Closing and notwithstanding anything to the contrary in this Agreement or the Confidentiality Agreement, Buyer, its Affiliates and their respective Representatives shall be permitted to contact any (i) competitor, customer, supplier, service provider, contractor, lender, direct or indirect equity holder or other agent of any member of the Company Group or any of its Affiliates that has a pre-existing business relationship with Buyer, its Affiliates or any of their respective representatives independent of the transactions contemplated by this Agreement, (ii) manager, officer or employee of any member of the Company Group designated by Sellers’ Representative as a point of contact for transition planning, integration or other matters related to the post-Closing operation of the Company Group in connection with the transactions contemplated by this Agreement (provided that Sellers’ Representative shall designate a reasonable number of such points of contact (which shall include, at a minimum, the Chief Executive Officer and Chief Financial Officer of the Company) promptly following the Execution Date, and all communications by Buyer, its Affiliates or their respective Representatives with managers, officers or employees of any member of the Company Group regarding such matters shall be directed through such designated points of contact, and neither Buyer nor any of its Affiliates or Representatives shall contact any other manager, officer or employee of any member of the Company Group regarding such matters without the prior consent of Sellers’ Representative), (iii) Governmental Authority or Representative thereof, or (iv) Representative of any Person described in clause (i), in each case, in connection with the transactions contemplated hereby, whether in person or by telephone, mail or other means of communication (the items contemplated by clauses (i)-(iv), collectively, “Permitted Contacts”).

(d)          Except for (x) information made publicly available in accordance with this Agreement and (y) any Permitted Contacts, prior to the Closing, neither Buyer, its Affiliates nor any of its respective Representatives shall contact any competitor, customer, supplier, service provider, contractor, lender, direct or indirect equity holder, director, manager, officer, employee or other agent of any member of the Company Group or any of its Affiliates, or Representative of any such Person, in each case, in connection with the transactions contemplated hereby, whether in person or by telephone, mail or other means of communication, without the prior consent of Sellers’ Representative (verbal consent being sufficient), which consent shall not be unreasonably withheld, conditioned or delayed. In connection with any such consented contact, Buyer shall, to the extent feasible, provide Sellers’ Representative with reasonable prior notice of the proposed communication and shall provide the Sellers’ Representative and its Representatives the opportunity (but not the obligation) to attend such communication. Notwithstanding the foregoing and without limiting Section 6.12, nothing in this Section 6.2(d) shall restrict or prevent Buyer, its Affiliates or their respective Representatives from (A) communicating with any Permitted Contacts, (B) communicating with any Person in the ordinary course of business (provided that such communications do not include any non-public information regarding the transactions contemplated by this Agreement), or (C) making any communications that are permitted under Section 6.8.

Section 6.3          Governmental Approvals.

(a)          The Parties will cooperate with each other and use commercially reasonable efforts to obtain from any Governmental Authorities any Consent, licenses, Permits, waivers, or orders required to be obtained and to make any filings with or notifications or submissions to any Governmental Authority that are necessary and advisable in order to consummate the transactions contemplated by the Transaction Documents and shall diligently and expeditiously prosecute, and shall cooperate fully with each other in the prosecution of, such matters.

(b)          In furtherance of Section 6.3(a), the Parties shall make as soon as reasonably practicable, but in no event later than five (5) Business Days after the Execution Date, filings required by the HSR Act with respect to the transactions contemplated by the Transaction Documents. The Parties shall use commercially reasonable efforts to file as promptly as practicable all reports or other documents required by any relevant Governmental Authority pursuant to the HSR Act or otherwise, so that the waiting period specified in the HSR Act will expire or be terminated as soon as reasonably possible after the Execution Date, but in no event later than the Outside Date. The Parties shall cause their respective counsel to furnish each other Party such necessary information and reasonable assistance as such other Party may reasonably request in connection with the Parties’ preparation of necessary filings or submissions under the provisions of the HSR Act. Each Party shall cause their counsel to provide prompt notification to the other Parties when such Party becomes aware that any Consent referred to in this Section 6.3(b) is obtained, taken, made, given or denied, as applicable. Each Party shall (i) promptly inform the other Parties of (and, at the other Parties’ reasonable request, supply to such other Parties) any substantive communication (or other correspondence or memoranda) from or to, and any proposed understanding or agreement with, any Governmental Authority in connection with the Transaction Documents or the transactions contemplated thereby; provided, that no Party shall voluntarily enter into any agreement with a Governmental Authority not to consummate the transactions contemplated by this Agreement without the prior written consent of the other Parties; and (ii) consult and cooperate with the other Parties in connection with any analyses, appearances, presentations, memoranda, briefs, arguments and proposals made or submitted to any Governmental Authority by or on behalf of any Party regarding the Transaction Documents or the transactions contemplated thereby. No Party shall participate in any meeting or substantive discussion with any Governmental Authority in respect of any such filings or related investigations or other inquiries unless, to the extent practicable, it consults with the other Parties in advance and, to the extent practicable and permitted by such Governmental Authority, gives the other Parties the opportunity to attend and participate in such meeting. Sellers and Buyer shall each pay fifty percent (50%) of the statutory filing fee associated with filings under the HSR Act.

(c)          Each Party shall use commercially reasonable efforts to have the applicable HSR Act waiting period expire or be terminated as soon as practicable (and in any event, before the Outside Date). Notwithstanding anything herein to the contrary, nothing contained in this Agreement shall be construed so as to require Buyer or its respective Affiliates to take, or cause to be taken, any of the following actions: (i) contesting or resisting, any action, including legislative, administrative or judicial action, or to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) of any Governmental Authority that is in effect and that restricts, prevents or prohibits the consummation of the transactions contemplated by the Transaction Documents; (ii) selling or otherwise disposing of, or holding separate and agreeing to sell or otherwise dispose of, assets, categories of assets or businesses of Buyer or any of its Affiliates, or the Company Group; (iii) terminating, modifying or extending existing relationships, contractual rights or obligations of Buyer or any of its Affiliates, or the Company Group; (iv) terminating, modifying or extending any venture or other arrangement of Buyer or any of its Affiliates, or the Company Group; (v) creating any relationship, contractual rights or obligations of Buyer or any of its Affiliates, or the Company Group; or (vi) effectuating any other change or restructuring of Buyer, its Affiliates, or the Company Group (including, in each case, entering into agreements or stipulating to the entry of an order or decree or filing appropriate applications with any Governmental Authority in connection with any of the foregoing).

Section 6.4          Indemnification of Officers, Directors, Employees and Agents.

(a)          From and after the Closing and continuing until the sixth (6th) anniversary thereof, Buyer shall not amend, repeal or otherwise modify the Organizational Documents of any member of the Company Group or manage any member of the Company Group in any manner that would adversely affect the rights thereunder of individuals who at, and at any time prior to the Closing, were D&O Indemnified Persons.

(b)          Seller Parent shall, at its sole expense and for a period of six (6) years after the Closing, maintain directors’ and officers’ liability insurance coverage for the benefit of the D&O Indemnified Persons, in an amount and scope and subject to a retention at least as favorable as Pilot OFS’ and its Affiliates’ existing policies with respect to matters existing or occurring at or prior to the Closing (the “D&O Policy”). Notwithstanding anything to the contrary, subject to the insurer’s rights under the D&O Policy and subject to any requirements under the Organizational Documents of each member of the Company Group, from and after the Closing: (i) with respect to any threatened or actual claim solely against the Company Group or Persons associated with the Company Group prior to Closing (as directors, managers, officers, employees and agents, or otherwise) for which coverage may be available under the D&O Policy (the “Company Group Defendants”) and not involving any other Persons insured under the D&O Policy, Buyer shall have the sole right to control the defense and settlement of any such claim, including the right to appoint counsel for the Company Group Defendants, at Buyer’s expense (subject to any applicable retention under the D&O Policy); and (ii) with respect to any other threatened or actual claim for which coverage may be available under the D&O Policy, including any claim that involves both the Company Group Defendants and other Persons insured under the D&O Policy, Seller Parent shall have the right to control the defense and settlement of any such claim; provided that (A) Buyer shall have the right, at its own expense, to participate in the defense of any such claim, (B) counsel retained by Seller Parent with respect to such claim shall be mutually agreed upon by Buyer and Seller Parent (such agreement not to be unreasonably withheld, conditioned or delayed by either party), and (C) Seller Parent shall not settle or compromise any such claim without the prior written consent of Buyer (such consent not to be unreasonably withheld, conditioned or delayed). The Buyer and Seller Parent shall allocate any costs within the retention of the D&O Policy between the Buyer and Seller Parent based upon the relative legal and financial exposures of the Company Group Defendants and any other defendants insured under the D&O Policy. In the event of any claim against the Company Group Defendants for which coverage may be available under the D&O Policy, Seller Parent shall (x) use commercially reasonable efforts to pursue coverage for such claim on behalf of the Company Group Defendants, (y) provide all information reasonably requested by the Buyer or the Company Group Defendants with respect to the D&O Policy and any claim for coverage under the D&O Policy, and (z) promptly pay to or on behalf of the Company Group Defendants any proceeds of the D&O Policy received by Seller Parent or its Affiliates to the extent such proceeds are paid pursuant to any claim on the D&O Policy on behalf of the Company Group Defendants.

(c)          The provisions of this Section 6.4 are intended to be for the benefit of, and will be enforceable by, each D&O Indemnified Person, his or her heirs and his or her representatives. If Buyer, the Company Group, or any of its or their respective successors or assigns (i) consolidates with or merges into any other Person and will not be the continuing or surviving entity of such consolidation or merger or (ii) transfers all or substantially all of its assets to any Person, then, in each such case, Buyer shall cause proper provision to be made so that the successors and assigns of Buyer or the Company Group will assume the obligations set forth in this Section 6.4.

Section 6.5          Retention of Books and Records. Each Seller acknowledges and agrees that from and after the Closing, Buyer will be entitled to the originals of all books, ledgers, files, reports, plans, operating records and any other material documents pertaining to the Company Group in existence at the Closing. Each Seller will, upon the reasonable request of Buyer, promptly deliver to Buyer such originals of all books, ledgers, files, reports, plans, operating records and any other material documents pertaining to the Company Group in existence at the Closing and will reasonably cooperate with Buyer in the preparation and/or audit of historical financial statements for the Company Group for such periods as may be reasonably requested by Buyer that are in such Seller’s possession. Additionally, from and after the Closing, Buyer will use its commercially reasonable efforts to retain, or to cause its Affiliates (including the Company Group) to retain all books, records and other documents pertaining to the business of the Company Group in existence on the Closing Date and to timely make the same available after the Closing Date for examination and copying by Sellers or their representatives, at Sellers’ sole expense, upon reasonable notice to the extent such access is reasonably necessary in connection with any Tax audit, dispute, litigation or similar proceeding conducted by a Governmental Authority; provided, however, (i) that upon receiving any such access, the applicable Seller shall hold in confidence such books, records or other documents on the terms and subject to the conditions contained in the Confidentiality Agreement as if such Seller were the party receiving such information thereunder, mutatis mutandis and (ii) except as expressly provided in this Agreement, Buyer shall not be required to provide access to any information if a Seller or any of its Affiliates are adverse parties with respect to any claim, dispute, suit, action or other proceeding and such information is reasonably pertinent thereto (in which case, the applicable rules of discovery shall apply). Buyer agrees that no such books, records or documents will be destroyed by Buyer or its Affiliates (including the Company Group) until five (5) years following the Closing.

Section 6.6          Expenses. Except as otherwise expressly provided in this Agreement and the Escrow Agreement, all costs and expenses (a) incurred by Sellers in connection with the Transaction Documents and the transactions contemplated hereby and thereby shall be paid by Sellers and (b) incurred by Buyer in connection with the Transaction Documents and the transactions contemplated hereby and thereby shall be paid by Buyer, whether or not the Closing shall have occurred; provided, however, that if any action at law or equity is necessary to enforce or interpret the terms of the Transaction Documents, the prevailing Party shall be entitled to reasonable and documented, out-of-pocket attorneys’ fees and expenses in addition to any other relief to which such Party may be entitled; provided further, that Sellers and Buyer shall each be responsible for fifty percent (50%) of all filing fees under the HSR Act and Sellers shall be solely responsible for all other fees, costs and expenses associated with obtaining any third party consents in connection with the transactions contemplated by this Agreement.

Section 6.7          Efforts to Close; Consents.

(a)          On the terms and subject to the conditions of this Agreement and applicable Law, each Party shall (and shall cause its respective Affiliates to) use reasonable commercial efforts to take (or cause to be taken) all actions necessary or advisable to consummate, as soon as practicable following the Execution Date (but no later than the Outside Date), the transactions contemplated by this Agreement and the other Transaction Documents, including (i) with respect to Sellers, causing the satisfaction of the conditions set forth in Section 7.1 and Section 7.2 to Buyer’s obligation to consummate the Closing and (ii) with respect to Buyer, causing the satisfaction of the conditions set forth in Section 7.1 and Section 7.3 to Sellers’ obligation to consummate the Closing.

(b)          Without limiting the obligations set forth elsewhere in this Agreement (including in Section 6.3), each Party shall (and shall cause its respective Affiliates to) use its reasonable commercial efforts to obtain or make, and reasonably cooperate with the other Parties in obtaining or making, all Consents from or with any Person (other than any Governmental Authority) necessary to be obtained or made by such Party in order to consummate, as soon as practicable following the Execution Date (but no later than the Outside Date), the transactions contemplated by this Agreement and the other Transaction Documents.

Section 6.8          Public Statements. No Party nor their respective Affiliates shall make any press release or other public announcement regarding the existence of this Agreement, the contents hereof or the transactions contemplated hereby without the prior written consent of Buyer (in the case of any announcement by any Seller) or the Sellers’ Representative (in the case of any announcement by Buyer); provided, however, that the foregoing shall not restrict disclosures to the extent required (upon written advice of counsel) by applicable securities or other Laws or regulations or the applicable rules of any stock exchange having jurisdiction over any Party or its Affiliates; provided, further, that any Party making any such release or announcement shall use commercially reasonable efforts to consult with the other Parties regarding the contents of any such release or announcement prior to making such release or announcement; provided, however, that any Party may make a public disclosure without consulting the other Parties to the extent such disclosure is limited to information that has already been publicly disclosed pursuant to this Section 6.8. In addition, Buyer and its Affiliates shall be permitted to make disclosures regarding the transactions contemplated hereby, the Company Group and the Business to Financing Sources and prospective investors in connection with any financing or securities offering by Buyer or any of its Affiliates, subject to customary confidentiality obligations. Notwithstanding anything to the contrary in this Section 6.8, Buyer and its Affiliates and Representatives shall be permitted, without the consent of or prior consultation with any Seller, to discuss the transactions contemplated by this Agreement, the Company Group and the Business during regularly scheduled earnings calls, investor days, investor conferences, analyst presentations, road shows and similar communications by Buyer or any of its Affiliates or Representatives. Each of Sellers and Buyer acknowledge and agree that any disclosure, press release or other public announcement concerning the transactions contemplated by this Agreement that is made in accordance with this Section 6.8 shall be permitted notwithstanding anything to the contrary in the Confidentiality Agreement and/or Section 6.12.

Section 6.9          Casualty and Condemnation. Notwithstanding anything herein to the contrary, from and after the Execution Date, if Closing occurs, Buyer shall assume all risk of loss with respect to the depreciation of the assets of the Company Group due to ordinary wear and tear. If, after the Execution Date but prior to or on the Closing Date, any portion of the assets of the Company Group are destroyed by fire, explosion, wild well, hurricane, storm, weather events, earthquake, act of nature, civil unrest, or similar disorder, terrorist acts, war, or any other hostilities or other casualty or is expropriated or taken in condemnation or under right of eminent domain (each a “Casualty Loss”), then, unless Buyer exercises its right pursuant to Section 9.1(d), Buyer and Sellers shall, subject to the satisfaction (or waiver) of the conditions to Closing set forth in Article VII, nevertheless be required to proceed with Closing. Sellers shall, on behalf of the Company Group, use any insurance proceeds or other payments refunded on account of such Casualty Loss occurring on or after the Execution Date but prior to the Closing Date, in the ordinary course of business, to repair or remediate such Casualty Loss.

Section 6.10          R&W Policy. With respect to any representations and warranties policy obtained by Buyer, Buyer shall cause the R&W Policy to (a) expressly provide that the insurer(s) issuing such policy shall waive or otherwise not pursue any subrogation rights against Sellers or any of their Affiliates and/or any of their respective Representatives, except in the case of Fraud by such Person and (b) expressly provide that Sellers, their Affiliates, and their respective Representatives are intended third-party beneficiaries of the foregoing waiver of subrogation. From and after issuance of the R&W Policy, Buyer shall not (and shall cause its Affiliates not to) amend, modify, terminate, or waive any term or condition of the R&W Policy in a manner inconsistent with the immediately preceding sentence. The costs and expenses related to the R&W Policy, including the total premium, underwriting costs, taxes, brokerage commission, and other fees and expenses for such policy, shall be borne fifty percent (50%) by Buyer and fifty percent (50%) by Sellers. The costs and expenses related to any excess policies providing coverage in excess of the R&W Policy, including the total premium, underwriting costs, taxes, brokerage commission, and other fees and expenses for such excess policies, shall be borne seventy-five percent (75%) by Buyer and twenty-five percent (25%) by Sellers. If a Party pays more than its allocated share of such costs and expenses, the other Parties shall reimburse such excess amount at Closing or, if paid after Closing, within ten (10) Business Days after receipt of reasonable supporting documentation. For the avoidance of doubt, Buyer acknowledges and agrees that the obtaining of the R&W Policy is not a condition to the Closing and Buyer shall remain obligated, subject only to the satisfaction or waiver of the conditions set forth in Article VII of this Agreement, to consummate the transactions contemplated by this Agreement. Buyer acknowledges and agrees that, except in the case of Fraud, from and after the Closing Date, the R&W Policy shall be Buyer’s sole and exclusive source of recovery for any matter covered or coverable by the R&W Policy, whether or not Buyer elects to submit a claim under the R&W Policy, whether or not coverage is actually available, and whether or not any retention, deductible, exclusion, policy limit or other policy term applies. Except in the case of Fraud, Buyer shall not seek recovery from Sellers, any of Sellers’ Affiliates or any of their respective Representatives for any such matter. None of the Sellers nor any of their respective Affiliates, nor any of their respective Representatives, nor any of their past, present or future equityholders, members, directors, managers, officers, employees or agents, shall be entitled to any proceeds of the R&W Policy without the prior written consent of Buyer (which may be withheld in Buyer’s sole and absolute discretion). During the period between the date hereof and the Closing, the Sellers shall reasonably cooperate with Buyer and its Representatives with respect to Buyer’s procurement of, and management of any claims under, the R&W Policy, including, (i) reasonably cooperating in additional diligence reasonably requested by Buyer or the insurer of the R&W Policy, (ii) providing to Buyer such additional diligence information reasonably available to Sellers as the R&W insurer may reasonably request, and (iii) providing reasonable access to relevant documentation and individuals to submit and manage a claim under the insurer of the R&W Policy. From and after the Closing, the Sellers shall reasonably cooperate with Buyer with respect to any claim under the R&W Policy. Within five (5) Business Days after the Closing Date, Sellers shall deliver or cause to be delivered to Buyer (or its designee) a true, correct and complete copy of the contents of each Data Room on a USB drive or other means reasonably acceptable to Buyer.

Section 6.11          Use of Name and Sellers Marks. Buyer hereby agrees that upon and after the Closing and except as set forth in this Section 6.11 and Section 6.17(c), Pilot OFS shall have the sole right to the use of the Sellers Marks. Buyer shall use commercially reasonable efforts to accomplish the following promptly following the Closing (and continue to exercise such efforts until complete): (a) make all applicable filings with any Governmental Authority to effect a change in the name of any applicable member of the Company Group to a name not containing and not confusingly similar to any Sellers Mark, (b) cause each member of the Company Group to cease using any Sellers Marks with respect to the Business, whether as part of a trade name or corporate name, in connection with any product or service, or otherwise (other than referring to the Sellers’ historical ownership of the Company Group in a factual manner), except for de minimis, incidental use of Sellers Marks in connection with existing signage, stationery, forms, software, or other materials, (c) remove the Sellers Marks from the public-facing assets of the Company Group, including signage on the real and personal property of the Company Group; provided that, with respect to the removal of phone numbers or other Sellers Marks on pipeline, valve and meter markers, Buyer shall complete such replacement or removal on or before such earlier date as required by applicable Law, and (d) with respect to consumable items such as stationery, brochures, advertising materials and manuals containing Sellers Marks, Buyer shall be permitted to use or dispose of such items in the ordinary course of business (without obligation to provide proof of destruction), so long as such usage is de minimis and limited to the six-month transition period. Notwithstanding anything in the foregoing, Buyer may use the Sellers Marks after Closing for purposes of prospectus and similar disclosures as are necessary and appropriate to describe the historical relationship of the Business and Sellers and its Affiliates and also to the extent reasonably necessary to comply with applicable Law or to maintain Permits; provided that such use shall be limited to the specific context in which it is required by such Law or Permit.

Section 6.12          Confidentiality.

(a)          Prior to the Closing, information obtained by Buyer, Sellers, their respective Affiliates and each of their respective Representatives in connection with the transactions contemplated by this Agreement shall be subject to the provisions of the Confidentiality Agreement, which shall remain in full force and effect following the execution of this Agreement and shall survive any termination of this Agreement in accordance with its terms; provided that, it is expressly agreed that this Agreement and the other Transaction Documents, including its and their respective terms and the execution hereof and thereof, shall be deemed “Confidential Information” under the Confidentiality Agreement for purposes of this Section 6.12 and the Confidentiality Agreement; provided, however, that the Confidentiality Agreement shall terminate as of Closing, and from and after the Closing, Buyer and its Affiliates (including the Company Group) and its and their respective Representatives shall not have any obligation to maintain the confidentiality of any information with respect to the Company Group or its business, assets or liabilities.

(b)          Notwithstanding any other provision set forth herein or in any other agreement between Buyer (or its Affiliates) and any Seller (including the Confidentiality Agreement), Buyer and each Seller may share non-public or confidential information regarding this Agreement, the transactions contemplated hereunder, the Company and its Subsidiaries and their respective businesses with Governmental Authorities in furtherance of its obligations under Section 6.3. From and after the Closing Date, each Seller shall, and shall cause its Affiliates and its and their respective Representatives to, hold in confidence all confidential documents and information concerning (x) Buyer or any of its Affiliates (other than the Company Group) received by such Person in connection with the transactions contemplated by this Agreement and (y) the Company Group and the Business (“Confidential Information”), except to the extent (i) required by judicial or administrative process or by Law (in which case such Seller shall, to the extent legally permitted, promptly notify Buyer so that Buyer may seek a protective order or other appropriate remedy at its sole cost and expense, and such Seller shall, and shall cause its Affiliates and its and their respective Representatives to, as applicable, reasonably cooperate with Buyer in connection therewith), (ii) such Confidential Information (w) is or becomes publicly available through no fault of such Seller or any of its Affiliates or its and their Representatives, (x) becomes available to such Seller or any of its Affiliates or Representatives on a non-confidential basis from a source (other than Buyer or its Affiliates) that is not known by such Seller to be bound by a confidentiality obligation, (y) is disclosed to such Seller’s Affiliates and its and their respective Representatives who are subject to confidentiality obligations no less protective than those set forth herein or (z) is disclosed in connection with any Proceeding or the enforcement of this Agreement or any other Transaction Document, (iii) such Confidential Information was independently developed by such Seller or any of its Affiliates or Representatives without use of or reference to Confidential Information or (iv) reasonably necessary for such Seller or any of its Affiliates or Representatives to perform any of its or their post-Closing obligations under this Agreement or any other Transaction Document. The obligations of each Seller under this Section 6.12(b) shall continue for a period of two (2) years following the Closing Date.

Section 6.13          Employee Matters.

(a)          With respect to each Employee who is employed as of the Closing Date (such individuals, the “Retained Employees”), from the Closing Date through the date that is at least one (1) year immediately thereafter (or such shorter period during which the applicable Retained Employee remains continuously employed) (the “Protection Period”), [***].

(b)          Buyer shall, or shall cause the Company Group or another Affiliate of Buyer to, only to the extent such arrangements have been disclosed on the Seller Disclosure Schedules, honor the terms of each arrangement to which a member of the Company Group or another Affiliate of Buyer is party or bound that provides for any of the Closing Compensation (and all amounts payable thereto, for the avoidance of doubt, shall be considered Transaction Expenses).

(c)          Buyer shall, or shall cause the Company Group or another Affiliate of Buyer to, honor the terms of the Accrued STI.

(d)          Sellers shall, or shall cause the Company, as applicable, to adopt or cause to be adopted all resolutions and amendments and take or cause to be taken all actions necessary to terminate any Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code (each, a “Company 401(k) Plan”) in accordance with its terms and all applicable Laws, such termination to be effective no later than the day immediately preceding the Closing Date (but subject to the occurrence of the Closing). Sellers shall provide to Buyer prior to the Closing and the taking of the foregoing actions all resolutions and other documentation necessary to effectuate such termination, for Buyer’s review and shall consider in good faith all reasonable comments of Buyer thereon. In the event that the Company 401(k) Plan is terminated as set forth in this Section 6.13(d), Buyer shall take any and all actions as may be reasonably required to (i) cause a defined contribution plan of Buyer or its Affiliates that is intended to be qualified under Section 401(a) of the Code (each, a “Buyer 401(k) Plan”) to accept any “eligible rollover distributions” (within the meaning of Section 402(c)(4) of the Code), if so elected by the applicable Retained Employee within ninety (90) days following the Closing Date, from the Company 401(k) Plan in an amount equal to the vested, eligible account balance (including any participant loans) distributed or distributable to the applicable Retained Employee from the Company 401(k) Plan, and (ii) cause each Retained Employee who was participating in the Company 401(k) Plan immediately prior to the Closing Date to be able to participate in the applicable Buyer 401(k) Plan effective as of the Closing Date.

(e)          Sellers shall, or shall cause the Company, as applicable, to adopt or cause to be adopted all resolutions and amendments and take or cause to be taken all actions necessary to terminate the Company’s severance program (the “Severance Program”) in accordance with its terms and all applicable Laws, such termination to be effective immediately prior to the Closing (but subject to the occurrence of the Closing). Sellers shall provide to Buyer prior to the Closing and the taking of the foregoing actions all resolutions and other documentation necessary to effectuate such termination, for Buyer’s review and shall consider in good faith all reasonable comments of Buyer thereon. In the event that the Severance Program is terminated as set forth in this Section 6.13(e), Buyer shall take any and all actions as may be reasonably required to cause each Retained Employee to be able to participate in a severance plan of Buyer or its Affiliates (the “Buyer Severance Plan”) effective as of the Closing Date. If, during the Protection Period, Buyer or any of its Affiliates (including the Company Group following Closing) terminates the employment of any Retained Employee other than for cause, Buyer shall provide or cause its Affiliate (including the Company Group following Closing) to provide such Retained Employee with severance benefits that are consistent with the terms of the Buyer Severance Plan.

(f)          Buyer shall use commercially reasonable efforts to cause all of its or an Affiliate’s compensation and benefit plans, programs, policies and arrangements (collectively, the “Buyer Benefit Plans”) in which the Employees are eligible to participate as of or after the Closing Date to recognize each Employee’s prior service with the Company Group (or with any predecessors thereof) as of the Closing Date for all purposes (other than for any Buyer Benefit Plan subject to Title IV of ERISA or Section 412 of the Code); provided, that such service shall not be required to be recognized to the extent such recognition would result in duplication of benefits.

(g)          The provisions of this Section 6.13 are solely for the benefit of the Parties, and no current or former employee, officer, director, manager or consultant, or any other individual associated therewith, shall be regarded for any purpose as a third-party beneficiary of this Section 6.13. In no event shall the terms of this Agreement be deemed to (i) establish, amend, modify or terminate any “employee benefit plan” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, or any other compensation, benefit or employment plan, program, policy, agreement or arrangement maintained or sponsored by the Company Group, Buyer and their respective Subsidiaries or any of their respective Affiliates or to which any of the foregoing is a party; (ii) alter or limit the ability of Buyer or the Company Group and their respective Subsidiaries to amend, modify or terminate any compensation, benefit or employment plan, program, policy, agreement or arrangement after the Closing Date; or (iii) confer upon any current or former employee, officer, director or consultant, any right to employment or continued employment or continued service with Buyer or the Company Group or any of their respective Subsidiaries, or constitute or create a service agreement with any individual.

Section 6.14          Termination of Affiliate Contracts; Intercompany Balances.

(a)          At or prior to the Closing, Sellers shall terminate or cause to be terminated each Affiliate Contract (other than customary compensation arrangements with employees entered in the ordinary course of business), except for those Contracts listed in Schedule 6.14(a) of the Seller Disclosure Schedules without any remaining Liabilities or obligations of any party or parties to such terminated Affiliate Contracts to any other party or parties to such Affiliate Contracts or any of their respective Affiliates and deliver to Buyer written evidence of such terminations. Prior to the Closing, Sellers shall cause all intercompany accounts between any member of the Company Group, on the one hand, and Sellers or any Non-Company Affiliate, on the other hand (other than any accounts arising under a Contract listed in Schedule 6.14(a) of the Seller Disclosure Schedules, collectively, the “Intercompany Balances”), to be terminated or otherwise eliminated or settled without the transfer of cash or other assets from the Company Group to Sellers or any Non-Company Affiliate of Sellers and without any liability or obligation, whether fixed or contingent, to Buyer or the Company Group following the Closing.

(b)          On the day prior to the Closing Date, Sellers’ Representative shall cause the Company to make the Closing Distribution.

Section 6.15          Remedies. Buyer and Sellers each acknowledge and agree that except in the case of Fraud and except as expressly set forth in Section 11.15, (i) the payment of money, as limited by the terms of this Agreement, shall be adequate compensation for breach of any representation, warranty, covenant or agreement contained herein or for any other claim arising in connection with or with respect to the transactions contemplated by this Agreement and (ii) Buyer and Sellers hereby waive any and all rights to rescind, reform, cancel, terminate, revoke or void this Agreement or any of the transactions contemplated hereby; provided, however, each Party shall have the non-exclusive right to specific performance and other equitable remedies available at law or equity (including injunctive relief) for the breach or failure of the other Parties to perform its obligations hereunder required to be performed before or after Closing as contemplated in Section 11.15.

Section 6.16          Buyer Financing.

(a)          Prior to the Closing, Buyer shall use commercially reasonable efforts to do, or cause to be done, all things reasonably necessary, proper or advisable to arrange and obtain the Debt Financing in an amount sufficient, together with cash on hand, to fund the Required Amount (subject to any “flex” provisions applicable thereto), including using commercially reasonable efforts to (i) maintain in effect the commitment for the Debt Financing set forth in the Debt Commitment Letter, (ii) negotiate, execute, and deliver definitive agreements with respect to the Debt Financing having terms and conditions contemplated by the Debt Commitment Letter (including any “flex” terms in the Fee Letter) or on such other terms that would not (A) reduce the aggregate amount of the Debt Financing such that Buyer would not have sufficient funds at Closing to pay the Required Amount or (B) impose new or additional conditions to the receipt of the Debt Financing, or otherwise amend, modify or expand any conditions, to the receipt of the Debt Financing, in each case, in a manner that would reasonably be expected to (1) materially delay the timing of the Debt Financing, (2) make the funding of the Debt Financing (or satisfaction of the conditions to obtaining the Debt Financing) materially less likely to occur or (3) adversely affect in any material respect (x) the ability of Buyer to enforce its rights against the other parties to the Debt Commitment Letter or (y) the ability of Buyer to consummate the transactions hereunder (any such event described in clause (A) or clause (B) above, an “Adverse Effect on Financing”), (iii) satisfy and cause to be satisfied, on a timely basis (or obtain a waiver of) all conditions within the control of the Buyer in such Debt Commitment Letter and the definitive agreements related thereto and (iv) upon satisfaction (or waiver) of the conditions set forth in such Debt Commitment Letter, consummate the Debt Financing no later than the date on which the Closing is required to occur pursuant to Section 8.1.

(b)          If any portion of the Debt Financing becomes unavailable for any reason on the terms and conditions contemplated in the Debt Commitment Letter (including any related “flex” terms, but excluding as a result of an offering of debt securities as contemplated in Section 6.16(d) below), Buyer shall use its commercially reasonable efforts to arrange to obtain alternative debt financing on terms in the aggregate not materially less favorable to Buyer than the Debt Financing contemplated by the Debt Commitment Letter and that would not reasonably be expected to have an Adverse Effect on Financing. Without the prior written consent of Sellers’ Representative, Buyer shall not (i) amend or modify the Debt Commitment Letter in a manner that could reasonably be expected to have an Adverse Effect on Financing (it being understood the Debt Financing may be replaced so long as such replacement does not have an Adverse Effect on Financing); provided, however, that (A) additional Financing Sources may be added to any Debt Commitment Letter in accordance with the terms thereof and (B) no consent of Sellers’ Representative shall be required for (i) the exercise of any “flex” provisions contemplated by the Debt Commitment Letter or the Fee Letter or (ii) terminate the Debt Commitment Letter unless the Debt Commitment Letter has been replaced by a new commitment letter (or similar agreement) in accordance with clause (i) above or Buyer otherwise provides evidence reasonably satisfactory to the Sellers’ Representative that it has sufficient funds to pay the Required Amount. In connection with any such amendment, supplement, modification, waiver or replacement of the Debt Commitment Letter in accordance with this Section 6.16(b), Buyer shall deliver a true, correct and complete copy thereof to Sellers’ Representative and any fee letter related thereto (which may be redacted in a manner consistent with the Fee Letter as delivered on the Execution Date) and the terms “Debt Commitment Letter” and “Debt Financing” shall refer to the Debt Commitment Letter as so amended, supplemented, modified, waived or replaced and the debt financing contemplated thereby.

(c)          Buyer shall use commercially reasonable efforts to keep Sellers’ Representative informed on a reasonably current basis and in reasonable detail of the status of its efforts to arrange the Debt Financing. Buyer shall give the Sellers’ Representative prompt written notice of (i) any breach, default, termination or written repudiation by any party to the Debt Commitment Letter of which Buyer or any of its Representatives becomes aware and (ii) the occurrence of any event or development that Buyer expects to have a materially adverse impact on the ability of Buyer to obtain the timely funding of the Required Amount on the Closing Date or to consummate the transactions contemplated by this Agreement.

(d)          It is understood and agreed that, in lieu of all or a portion of the Debt Financing contemplated in the Debt Commitment Letter, the Buyer or its Affiliates may offer and issue debt securities prior to Closing, the proceeds of which will, in whole or in part, be used to fund, together with cash on hand and additional amounts contemplated under the Debt Commitment Letter, the Required Amount. In the event such debt securities are issued, it is understood and agreed that the commitments under the Debt Commitment Letter may be terminated without violation or breach of this Agreement and Buyer shall cease to have any obligation to comply with this Section 6.16 with respect to such terminated commitments.

Section 6.17          Financing Cooperation.

(a)          Prior to the Closing Date (or until the earlier termination of this Agreement in accordance with Section 9.1) and for so long as reasonably necessary following Closing with respect to clauses (iii), (iv) and (v) below (which shall include the period necessary for Parent to satisfy its obligations as a public reporting company under the Exchange Act, including through the filing of Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2027), Sellers shall use commercially reasonable efforts to (x) provide, (y) cause the Company Group to provide and (z) cause its and their respective Affiliates and its and their Representatives to provide, in each case, Buyer customary cooperation as may be reasonably requested by Buyer with respect to the Debt Financing. Such commercially reasonable efforts to provide customary cooperation shall include:

(i)          participating (and using commercially reasonable efforts to cause appropriate representatives to participate) in a reasonable number of meetings, drafting sessions, rating agency and due diligence sessions and road shows in connection with the Debt Financing and permitting the prospective lenders, underwriters and/or initial purchasers involved in the Debt Financing to conduct customary due diligence, all during normal business hours, in each case, upon reasonable advance notice, by telephone conference or other customary virtual communication or at such other reasonable locations agreed to by Sellers’ Representative and Buyer;

(ii)          using commercially reasonable efforts to (A) provide information reasonably requested by Buyer for its preparation of materials for bank information memoranda, offering memoranda, marketing materials, rating agency presentations and similar documents required in connection with the Debt Financing, (B) identify any information contained therein that would constitute material, non-public information with respect to Sellers, the Company Group, its or their Affiliates or its or their securities or the assets for purposes of foreign, United States federal or state securities Laws and (C) deliver customary authorization letters authorizing the distribution of the materials described in sub-clause (A) of this clause (ii) to prospective investors;

(iii)          furnishing the Buyer and its Financing Sources with (x) the Financing Information (as soon as reasonably practicable upon it becoming available, but, with respect to the Financing Information related to (A) periods ending prior to the Execution Date, no later than September 30, 2026 and (B) the period ending September 30, 2026, no later than November 13, 2026) and (y) such other customary pertinent information as is reasonably requested by the Buyer or its Financing Sources;

(iv)          using commercially reasonable efforts to cause the present and former, as applicable, independent accountants for the Company Group to provide reasonable assistance to Buyer in connection with the Debt Financing, any securities offering by Buyer or any of its Affiliates (including any equity offering) consistent with their customary practice (including providing accountants’ comfort letters and consents from such independent accountants, participating in customary due diligence calls in connection therewith and providing written consent for the inclusion or incorporation by reference of the Financing Information in any filing with the SEC of Buyer or any of its Affiliates) and any filing with the SEC of Parent or any of its Affiliates required in order to comply with applicable Law;

(v)          providing reasonable assistance to the Buyer in connection with the preparation of any business description, a description of the assets and the pro forma financial information, in each case, to the extent the same is to be included in any offering documents for the Debt Financing or as reasonably requested by the Buyer or its Affiliates in connection with any securities offering or other financing or in order to comply with applicable Law, including in any filing with the SEC of Buyer or any of its Affiliates;

(vi)          assisting Buyer in connection with the preparation by Buyer and its Representatives of the Debt Financing Documents and the provision of guarantees and security interests to support the Debt Financing and reasonably facilitating the pledging of, granting of security interests in and obtaining perfection of any liens on, collateral as contemplated by the Debt Financing Documents, including providing reasonable and customary assistance to Buyer in connection with Buyer’s negotiation of any collateral documents that involve a third party;

(vii)          facilitating the taking of all corporate, limited liability company or similar action reasonably requested by Buyer to permit the consummation of the Debt Financing;

(viii)          furnishing at least five (5) Business Days prior to the Closing Date, upon Buyer’s prior written reasonable request at least eight (8) Business Days prior to the Closing Date, all documentation and other information reasonably requested by Buyer or any Financing Source or required by Governmental Authorities under applicable “know your customer,” beneficial ownership and anti-money laundering rules and regulations, including the U.S.A. Patriot Act of 2001 and 31 C.F.R. § 1010.230; and

(ix)          otherwise using commercially reasonable efforts to cooperate with Buyer’s efforts to obtain the Debt Financing;

provided, that Buyer shall promptly, upon request by Sellers’ Representative, reimburse Sellers for all reasonable and documented out-of-pocket costs and expenses (including reasonable and documented accountants’ and attorneys’ fees) incurred by Sellers or the Company Group or any of their Subsidiaries and their respective Representatives in connection with the Debt Financing, including the cooperation of such Seller and its Subsidiaries and Representatives contemplated by this Section 6.17 (provided that such reimbursement shall be required to be made within seven (7) Business Days of such request). Buyer shall indemnify and hold harmless each Seller, its Subsidiaries and their respective Affiliates and Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with their cooperation in the arrangement of the Debt Financing and the provision of any information used in connection therewith (other than information provided by Sellers or their Subsidiaries), in each case, other than, with respect to the indemnity of a Seller, to the extent any of the foregoing was suffered or incurred as a result of bad faith, gross negligence, fraud or willful misconduct of such Seller as determined by a court of competent jurisdiction in a final, non-appealable decision, and upon the earliest of Closing, the termination of this Agreement in accordance with its terms, and request by Sellers. All information provided by Sellers pursuant to this Section 6.17 is provided without any representation or warranty, express or implied, and neither Sellers nor any of their Affiliates shall have any liability or responsibility with respect thereto, except as set forth in this Agreement.

(b)          Notwithstanding anything in this Agreement to the contrary (including this Section 6.17), none of Sellers or any of their Affiliates or any of their respective Representatives shall: (i) be required to pay any commitment or other fee or reimburse any expenses in connection with the Debt Financing or be required to incur any liability or give any indemnity in connection with the Debt Financing, in each case, that is not covered by the reimbursement and indemnity provisions set forth above; (ii) be required to take any action that would require any director, officer or employee of any of Sellers or any of their Affiliates or any of their respective Representatives to execute, or be required to enter into, any document, agreement, certificate or instrument (other than with respect to any authorization letter, representation letter, comfort letter, consent or similar document described in Section 6.17(a)) in connection with the Debt Financing that would be effective prior to Closing; (iii) provide any information if (A) doing so would reasonably be expected to violate any applicable Law or Material Contract, or (B) doing so would reasonably be expected to result in the loss of the ability to successfully assert attorney-client, work product or similar privileges; provided, that Sellers or the applicable Affiliate shall, in the case of clause (A) and (B), use commercially reasonable efforts to make appropriate substitute arrangements under circumstances in which the foregoing restrictions do not apply; (iv) be required to take any corporate actions that would be effective prior to the Closing to permit the consummation of any Debt Financing; (v) be required to take any action that would cause any director, officer or employee of the Company or any of its or their respective Affiliates or Representatives to incur any personal liability in connection with the Debt Financing; (vi) be required to provide (A) pro forma financial information, including pro forma cost savings, synergies, capitalization or other pro forma adjustments desired to be incorporated into any pro forma financial information (provided that, for the avoidance of doubt, the foregoing shall not limit Sellers’ obligations under Section 6.17(a) to cooperate in the preparation of pro forma financial statements and to provide information reasonably requested by Buyer for use in preparing pro forma financial statements), or (B) any description of all or any component of the Debt Financing (including any such description to be included in any liquidity or capital resources disclosure or any description of notes), (which items (A) and (B) shall be the sole responsibility of Buyer); or (vii) be required to provide any cooperation that would unreasonably interfere with the operations of Sellers or the Company Group in any material respect.

(c)          Sellers hereby consent to the use of all of the Sellers Marks in connection with the Debt Financing, provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company Group, their respective Affiliates or their respective business, or the reputation or goodwill thereof.

(d)          For the avoidance of doubt, information provided by or on behalf of the Sellers and the Company Group in connection with the Debt Financing, and all non-public or otherwise confidential information regarding the Sellers, the Company Group and their Affiliates obtained by Buyer or any of its Representatives in connection with the Debt Financing, shall be kept confidential in accordance with the Confidentiality Agreement and may only be provided to sources or potential Financing Sources and rating agencies that have agreed to be bound by customary confidentiality provisions (including “click-thru” confidentiality provisions).

Section 6.18          Standstill. Pilot OFS covenants and agrees with the Buyer that it will not (and will cause its Affiliates not to), directly or indirectly, prior to earlier of the date that is six (6) months following the Closing Date or termination of this Agreement as provided in Section 9.1, (a) Beneficially Own or acquire, offer or propose to acquire, or agree to acquire, whether by purchase, tender or exchange offer, through the acquisition of control of another Person (including by way of merger or consolidation), by joining a partnership, syndicate or other group (as such term is used under Rule 13d-5(b) under the Exchange Act) or otherwise any Parent Class A Common Stock (other than the Equity Consideration), (b) sell, offer or agree to sell, or otherwise transfer any Parent Class A Common Stock, or (c) engage in swap, hedging or other derivative transactions, grant any option to purchase, make any short sale or enter into any other transaction that is designed to or would reasonably result in the acquisition or disposition by any Person at any time in the future of, the Beneficial Ownership of, any Parent Class A Common Stock (except by way of stock splits, stock dividends, stock reclassifications or other distributions, recapitalizations or offerings made available to and, if applicable, exercised on a pro rata basis by, holders of Parent Class A Common Stock generally).

Section 6.19          Lock-Up. Until the expiration of the six (6) month period following the Closing Date (the “Lock-Up Period”), Pilot OFS shall not Transfer any of the shares of Parent Class A Common Stock comprising the Equity Consideration, whether any such transaction is to be settled by delivery of any such shares, other equity interests, or other securities, except for Transfers to Permitted Transferees. The Company shall be given written notice prior to any said transfer or assignment, stating the name and address of each such transferee and identifying the securities being transferred or assigned. Pilot OFS agrees and consents to the entry of stop transfer instructions with Parent’s transfer agent and registrar against the transfer of any shares of Parent Class A Common Stock comprising the Equity Consideration except in compliance with the foregoing restrictions.

Section 6.20          Disclaimer and Release.

(a)          WITHOUT DIMINISHING THE EXPRESS RIGHTS AND REMEDIES SET FORTH IN THIS AGREEMENT OR THE REPRESENTATIONS AND WARRANTIES MADE BY EACH SELLER, AS APPLICABLE, IN Article III AND Article IV OR THE OTHER TRANSACTION DOCUMENTS, BUYER ACKNOWLEDGES THAT, EXCEPT IN THE CASE OF FRAUD: (A) THE COMPANY ASSETS HAVE BEEN USED FOR WATER MIDSTREAM OPERATIONS AND THE TRANSPORTATION OF WASTE WATER AND OTHER WATER AND PHYSICAL CHANGES IN SUCH ASSETS AND IMPACTS ON THE LANDS BURDENED THEREBY MAY HAVE OCCURRED AS A RESULT OF SUCH USES; (B) SUCH ASSETS INCLUDE ABOVE-GROUND AND BURIED PIPELINES AND OTHER EQUIPMENT, THE LOCATIONS OF WHICH MAY NOT BE READILY APPARENT BY A PHYSICAL INSPECTION OF SUCH ASSETS OR THE LANDS BURDENED THEREBY; AND (C) THE ASSETS HAVE BEEN USED FOR THE TRANSPORTATION AND PROCESSING, TREATMENT, AND DISPOSAL OF WASTE WATER AND OTHER WATER AND THAT THERE MAY BE PETROLEUM, WASTES, HAZARDOUS SUBSTANCES OR OTHER SUBSTANCES OR MATERIALS LOCATED IN, ON OR UNDER OR RELEASED FROM OR ASSOCIATED WITH THE ASSETS OF THE COMPANY GROUP. NORM MAY AFFIX OR ATTACH ITSELF TO PIPE, MATERIALS AND EQUIPMENT AS SCALE, OR IN OTHER FORMS AND MAY BE RELEASED THEREFROM; THE EQUIPMENT INCLUDED IN THE COMPANY ASSETS MAY CONTAIN ASBESTOS, NORM AND OTHER WASTES OR REGULATED SUBSTANCES; NORM-CONTAINING MATERIAL OR OTHER WASTES OR REGULATED OR HAZARDOUS SUBSTANCES MAY HAVE COME IN CONTACT WITH OR BEEN RELEASED TO VARIOUS ENVIRONMENTAL MEDIA, INCLUDING WITHOUT LIMITATION, AMBIENT AIR, SURFACE WATER, GROUNDWATER, SOILS, SEDIMENTS OR SUBSURFACE STRATA; AND SPECIAL PROCEDURES MAY BE REQUIRED FOR THE ASSESSMENT, REMEDIATION, REMOVAL, TRANSPORTATION OR DISPOSAL OF ENVIRONMENTAL MEDIA, WASTES, ASBESTOS, NORM AND OTHER REGULATED OR HAZARDOUS SUBSTANCES FROM THE ASSETS OF THE COMPANY GROUP.

(b)          EXCEPT FOR THE ENFORCEMENT OF ANY RIGHTS OR REMEDIES UNDER THIS AGREEMENT OR ANY OTHER TRANSACTION DOCUMENT AND EXCEPT IN THE CASE OF FRAUD OF BUYER (THE “EXCLUDED CLAIMS”), EACH SELLER, ON BEHALF OF ITSELF, ITS AFFILIATES AND THEIR RESPECTIVE REPRESENTATIVES, SUCCESSORS AND ASSIGNS (COLLECTIVELY, THE “SELLER RELEASORS”), IRREVOCABLY, ABSOLUTELY AND UNCONDITIONALLY RELEASES AND FOREVER DISCHARGES BUYER, BUYER’S AFFILIATES AND THEIR RESPECTIVE REPRESENTATIVES (INCLUDING THE FINANCING SOURCES) AND ITS AND THEIR SUCCESSORS AND ASSIGNS IN THEIR CAPACITIES AS SUCH (INDIVIDUALLY, A “SELLER RELEASEE” AND COLLECTIVELY, THE “SELLER RELEASEES”), FROM AND AGAINST ANY AND ALL LOSSES, WHETHER ARISING OR PLEADED IN LAW OR IN EQUITY, UNDER CONTRACT, STATUTE, TORT OR OTHERWISE, WHETHER ACCRUED, POTENTIAL, INCHOATE, LIQUIDATED, CONTINGENT OR ACTUAL, WHETHER ASSERTED OR THAT MIGHT HAVE BEEN ASSERTED, WHICH ANY SELLER RELEASOR NOW HAS, HAS EVER HAD OR MAY HEREAFTER HAVE AGAINST ANY SELLER RELEASEE, ARISING OUT OF ANY MATTER, ACT, OMISSION, CAUSE OR EVENT RELATING TO THE PREPARATION, NEGOTIATION, EXECUTION, DELIVERY OR CONSUMMATION OF ANY TRANSACTION DOCUMENT, IN EACH CASE OCCURRING CONTEMPORANEOUSLY WITH OR BEFORE THE EXECUTION DATE AND WHETHER OR NOT RELATING TO CLAIMS PENDING ON, OR ASSERTED AFTER, THE CLOSING (EXCLUDING THE EXCLUDED CLAIMS, THE “RELEASED CLAIMS”). NOTWITHSTANDING ANYTHING TO THE CONTRARY HEREIN, IN NO EVENT SHALL THIS SECTION 6.20(B) BE EFFECTIVE TO RELEASE ANY CLAIMS AGAINST ANY SELLER RELEASEE OTHER THAN THE RELEASED CLAIMS.

(c)          The releases contained in this Section 6.20 will be construed as general releases with respect to the Released Claims and each Seller, on behalf of the Seller Releasors, each irrevocably waives their respective rights with respect to their Released Claims under any applicable Law that provides that a general release does not extend to claims which a releasing party does not know of, or suspect to exist in its favor, at the time of execution of the release, which if known would have affected its release agreement with the released party. Each Seller shall cause the Seller Releasors not to, directly or indirectly, assert any claim or demand, or commence, institute or cause to be commenced any Proceeding against any Seller Releasee based upon or in connection with any Released Claim. The releases contained in this Section 6.20 are a complete compromise of rights by each Seller Releasor with respect to the Released Claims. Each Seller, on behalf of the Seller Releasors, each waives any rights it may have with respect to the Released Claims under any statute or common law principle that would limit the effect of this Section 6.20 to those matters actually known or suspected to exist at the time of execution of this Agreement, or that would otherwise limit the scope and breadth of this Section 6.20 in any way, as the Parties intend a full and final repose of all disputes and potential litigation related to the Released Claims. In entering into this Agreement, each Seller Releasor assumes the risk of any mistake of law or fact with respect to the Released Claims. If a Seller Releasor should later discover that any fact such Party relied upon in entering this Section 6.20 is not true, or that its understanding of the facts or the law with respect to the Released Claims was incorrect, then it will not be entitled to seek rescission of this Agreement by reason thereof.

(d)          Each Party acknowledges and agrees that (i) it has entered into this Agreement and the releases contained in this Section 6.20 voluntarily and of its own free will, (ii) it has been represented by independent counsel of its choice in connection with the negotiation, execution and delivery of this Agreement and the releases contained in this Section 6.20, (iii) it has had the opportunity to review this Agreement and the releases contained in this Section 6.20 with its counsel and has been advised by its counsel with respect thereto, (iv) it is not relying upon any representations or statements made by any other Party or such other Party’s Representatives with respect to this Section 6.20, other than the representations and warranties expressly set forth in this Agreement, and (v) it has made its own independent investigation of the matters released hereby and is not relying upon any investigation conducted by or on behalf of any other Party. Nothing contained in this Section 6.20 will constitute, or will be construed to constitute, an admission of fact, liability or wrongdoing on the part of any Party.

Section 6.21          Sellers’ Representative. In order to administer efficiently the determination of certain matters under this Agreement, each Seller hereby irrevocably and unconditionally grants the Sellers’ Representative full power and authority to act as Sellers’ representative with respect to all decisions and all actions relating to such Seller’s respective rights, obligations and remedies under this Agreement, including without limitation those actions explicitly set forth herein to be carried out by the Sellers’ Representative. Without limiting the foregoing, the Sellers’ Representative shall have full power and authority to send and receive notices (including the receipt of service of process), to receive and deliver documents, to exercise, enforce or waive rights or conditions, to give releases and discharges, to seek indemnification on behalf of the Sellers and to defend against, compromise and settle indemnification claims of Buyer Indemnified Parties hereunder. Buyer and its agents and Representatives may rely upon any decision, act, consent or instruction of the Sellers’ Representative as being a decision, act, consent or instruction of each Seller.

Section 6.22          Contingent Contract.

[***]

Section 6.23          NYSE Listing Efforts. Buyer shall use its commercially reasonable efforts to cause the Equity Consideration to be listed for trading on the NYSE and to maintain such listing.

Section 6.24          Insurance Cooperation.

(a)          If, from and after the Closing Date, any third-party claims are made against the Company Group or liabilities are incurred by the Company Group that occur prior to the Closing (“Buyer Insurance Claims”), and such claims, or the claims associated with such liabilities, may be made against any third-party insurance policies held by Pilot OFS or its Affiliates (including Seller Parent) after the Closing (and specifically not any self-insurance), including any policies held by Pilot OFS or its Affiliates prior to the Closing, then Pilot OFS shall (and shall cause its Affiliates to) use commercially reasonable efforts to ensure that the Company or the applicable Subsidiary can file notice and otherwise continue to pursue such Buyer Insurance Claims and recover proceeds under the terms of such policies (but only to the extent the terms and conditions of such policies reasonably would provide coverage for such claims) provided, that (i) all of Pilot OFS’ or its Affiliates’ reasonable, documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred in connection with the foregoing shall be paid or reimbursed by Buyer promptly upon receipt of reasonable supporting documentation, (ii) such claims shall be subject to (and recovery thereon shall be reduced by the amount of) any applicable deductibles, retentions, self-insurance provisions or any payment or reimbursement obligations of Seller in respect thereof; provided, however, that, to the extent Buyer or any of its Affiliates (including the Company or any of its Subsidiaries) has paid any amounts that satisfy or exhaust any such deductible, retention or self-insured amount, such amounts shall not reduce any insurance proceeds payable to Buyer hereunder, (iii) such Buyer Insurance Claims shall be subject to exhaustion of aggregate limits, (iv) Pilot OFS or its Affiliates shall have no liability for any denial of coverage, delay, reservation of rights, or other decision by an insurer, and their obligations under this Section 6.24(a) shall be limited to reasonable cooperation and (v) nothing herein shall require Pilot OFS or its Affiliates to prejudice, waive, subordinate or compromise any of its own claims actually made under any such policy.

(b)          With respect to any claims of the Company Group that are pending under any third-party insurance policies held by Pilot OFS or its Affiliates as of the Closing Date, Pilot OFS or its Affiliates shall, at Buyer’s direction and at Buyer’s sole cost and expense, continue to pursue such claims and use commercially reasonable efforts to recover proceeds thereunder for the benefit of the Company Group and Pilot OFS or its Affiliates shall keep Buyer reasonably informed of the status of such claims and shall not settle or compromise any such claim without the prior written consent of Buyer, which consent shall not be unreasonably withheld, conditioned or delayed. For the avoidance of doubt, any such claims shall not be assigned to Buyer, but the proceeds of any such claims shall be assigned to Buyer at Closing.

(c)          With respect to any third-party insurance policies held by the Company or any of its Subsidiaries, Pilot OFS shall (and shall cause its Affiliates to), in consultation with Buyer, extend or renew the policy periods of such policies to ensure coverage remains in place through and after the Closing Date for at least sixty (60) days. Any such extension or renewal shall be on substantially similar terms to the existing Insurance Policies listed on Schedule 4.21(a) of the Seller Disclosure Schedules (other than the length of the applicable policy period, which may be shorter than the original policy period).

Section 6.25          Rule 144 Cooperation.

(a)          Buyer shall use commercially reasonable efforts to, and shall use commercially reasonable efforts to cause Parent to, take all actions reasonably necessary to enable Pilot OFS to sell the shares of Parent Class A Common Stock comprising the Equity Consideration pursuant to Rule 144 under the Securities Act (“Rule 144”), including using commercially reasonable efforts to make available all information that is necessary to comply with Rule 144, at all times, to enable Pilot OFS (or Pilot OFS’s broker or agent) to sell such shares pursuant to Rule 144 without registration under the Securities Act.

(b)          At any time after the date that is six (6) months after the Closing Date, Buyer shall, upon the reasonable written request of Pilot OFS, use commercially reasonable efforts to promptly (and in any event within five (5) Business Days after delivery of the representation letters in Section 6.25(c), excluding any delays caused by Parent’s transfer agent): (i) cause Parent’s outside counsel to deliver to Parent’s transfer agent a customary legal opinion, in form and substance reasonably satisfactory to such transfer agent, to the effect that the restrictive legend may be removed from the applicable shares of Parent Class A Common Stock in connection with a sale under Rule 144, and (ii) cause Parent’s transfer agent to remove the restrictive legend from, and reissue in book-entry or certificated form (as applicable and as reasonably requested by Pilot OFS) free of such legend, the applicable shares of Parent Class A Common Stock, in each case, at Buyer’s sole cost and expense (other than Pilot OFS’s own legal fees).

(c)          In connection with the sale of any Parent Class A Common Stock by Pilot OFS in reliance on Rule 144, Pilot OFS and, if applicable, its broker shall deliver to Buyer and Parent’s transfer agent all customary representation letters, which may include a seller representation letter, a broker representation letter, or both, as applicable, in each case in form and substance reasonably acceptable to Buyer and Parent’s transfer agent and outside counsel, providing to Buyer the information required under Rule 144 to determine that the sale of such Parent Class A Common Stock is made in compliance with Rule 144, including, but not limited to, a certification that Pilot OFS is not an affiliate of Buyer (as defined in Rule 144) and a certification as to the length of time that such shares of Parent Class A Common Stock have been held.

Section 6.26          Post-Closing Services.

(a)          For a period of twelve (12) months following the Closing Date, Pilot OFS shall use commercially reasonable efforts to provide (or cause to be provided) to Buyer and its Affiliates (including the Company Group), (a) operational support relating to (i) the fixed asset software and (ii) the tax software, in each case as used in the operation of the Business immediately prior to the Closing, and (b) other transition services related to the foregoing to enable Buyer to establish independent systems and capabilities to transition such activities to Buyer’s software (collectively, the “Transition Services”), on terms and conditions no less favorable than those on which such services were provided to the Business.

(b)          Notwithstanding Section 6.5, for a period of twelve (12) months following the Closing Date (or such longer period as may be reasonably necessary to complete any audit cycle or regulatory filing in progress at the expiration of such twelve (12)-month period), Buyer shall, and shall cause the Company Group to, use commercially reasonable efforts to cooperate with and assist Pilot OFS and its Representatives in connection with Pilot OFS’s (and its Affiliates’) financial reporting obligations and audit procedures relating to the Company Group or the Business for periods ending on or prior to the Closing Date, including by providing such cooperation and assistance as Pilot OFS (or its Affiliates) may reasonably request in connection with the preparation, audit or review of any financial statements or reports (collectively, the “Financial Reporting Services”). Each Party receiving services under this Section 6.26 shall promptly reimburse the Party providing such services for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by such providing Party or its Representatives in connection with the provision of the Transition Services or Financial Reporting Services, as applicable, such reimbursement to be made within five (5) Business Days following receipt of reasonable supporting documentation; provided, that the Transition Services shall be billed at rates and in a manner consistent with past practice prior to the Closing.

(c)          Except in the case of Fraud or gross negligence, in no event shall any Party providing services under this Section 6.26, or any of its Affiliates or any of their respective Representatives, have any liability to any Party receiving such services or any of its Affiliates arising out of or relating to the provision of, or any failure to provide, the Transition Services or Financial Reporting Services, as applicable, whether in contract, tort or otherwise. Each Party receiving services under this Section 6.26 shall designate one or more points of contact through whom all requests for Transition Services or Financial Reporting Services, as applicable, shall be directed and coordinated, and no Party receiving such services or any of its Affiliates or Representatives shall contact any other personnel of the providing Party or its Affiliates in connection with the Transition Services or Financial Reporting Services, as applicable, without the prior consent of such providing Party’s designated point of contact.

Section 6.27          Consents. At Buyer’s written request prior to the Closing, Sellers shall use commercially reasonable efforts to, and use commercially reasonable efforts to cause the Company Group to, cooperate with Buyer in connection with obtaining any consents required from parties to Contracts or other agreements to which any member of the Company Group is a party.

Section 6.28          Investment Intent; Accredited Investor. Pilot OFS acknowledges that (a) it is acquiring the Equity Consideration delivered to it at Closing comprising part of the Adjusted Purchase Price for its own account and not with a view to its sale or distribution in violation of the Securities Act or any applicable state securities Laws, (b) the Equity Consideration will, upon issuance, be characterized as “restricted securities” and have not been registered under the Securities Act or any applicable state securities Laws, and that the certificates or book-entry notations representing the Equity Consideration will bear restrictive legends to that effect, (c) none of the Equity Consideration may be transferred, except pursuant to an effective registration statement or an applicable exemption from registration under the Securities Act, and in compliance with applicable state securities Laws, (d) it has sufficient knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Equity Consideration and has so evaluated the merits and risks of such investment, (e) it is able to bear the economic risk of an investment in the Equity Consideration and is able to afford a complete loss of such investment and (f) it has made, independently and without reliance on Buyer or any of its Affiliates or Buyer’s Representatives (except to the extent that Pilot OFS has relied on the representations and warranties set forth in this Agreement), its own analysis of such shares comprising the Equity Consideration and has had reasonable and sufficient access to documents, other information and materials as it considers appropriate to make its evaluations.

Section 6.29          No Reliance. In making the decision to enter into this Agreement and consummate the transactions contemplated hereby, except in the case of Fraud, each Seller has relied solely upon its own investigation, analysis and evaluation and the express representations and warranties of Buyer in Article V or in any Transaction Document. Except for the express representations and warranties of Buyer in Article V or in any Transaction Document, and except in the case of Fraud, neither Buyer, nor any of its Affiliates or any of their respective Representatives, or any other Person has made or is making, and such Seller has not relied upon, any other representation or warranty of any kind or nature whatsoever, oral or written, express or implied, with respect to Buyer, Parent, the Equity Consideration, the assets of Buyer, this Agreement, the other Transaction Documents or the transactions contemplated hereby or thereby. Except for the express representations and warranties of Buyer in Article V or in any Transaction Document, and except in the case of Fraud, such Seller disclaims, on behalf of itself and its Affiliates, any other representations or warranties of Buyer or Parent or any of their assets, whether made by Buyer or any of its Affiliates or their respective Representatives or any other Person, with respect to Buyer, Parent, the Equity Consideration, the assets of Buyer, this Agreement, the other Transaction Documents or the transactions contemplated hereby or thereby or any reliance thereon. Such Seller acknowledges and agrees that any financial projections that may have been made available to it, any of its Affiliates, or any of its Representatives are based on assumptions about future results, which are based on assumptions about certain events (many of which are beyond the control of Buyer, its Affiliates and their respective Representatives). Without limiting the generality of the foregoing, such Seller further acknowledges and agrees that, except for the express representations and warranties of Buyer in Article V or in any Transaction Document, and except in the case of Fraud, none of Seller or any of its Affiliates has relied on, and none of Buyer or any of its Affiliates or any of its or their respective Representatives has made, any representations or warranties of any nature, whether express or implied, with respect to the accuracy of any projections, estimates or budgets, future revenues, future results of operations, future cash flows, the future financial or other condition of Parent, Buyer or any of their assets, whether or not made available to such Seller, any of its Affiliates, or any of its or their respective Representatives in connection with the transactions contemplated hereby.

Article VII
Conditions to Closing

Section 7.1          Conditions to Obligations of Each Party. The respective obligation of each Party to consummate the Closing is subject to the satisfaction, on or prior to the Closing Date, of each of the following conditions, any one or more of which may be waived in writing, in whole or in part, as to a Party by such Party (in such Party’s sole discretion):

(a)          HSR Act. Any applicable waiting period (and any extension thereof) with respect to the consummation of the transactions contemplated by this Agreement under the HSR Act shall have expired or been terminated (and no agreement with a Governmental Authority not to consummate the transactions contemplated by this Agreement shall be in effect).

(b)          Governmental Restraints. No order, decree or injunction of any Governmental Authority shall be in effect, and no Law or other legal restraint shall have been enacted or adopted or be in effect that enjoins, prevents, prohibits or makes illegal the consummation of the transactions contemplated by the Transaction Documents, and there shall not be any pending Proceeding before any Governmental Authority (i) challenging the transactions contemplated by the Transaction Documents or (ii) seeking to restrain, prohibit or limit the consummation of the transactions contemplated by the Transaction Documents.

Section 7.2          Conditions to Obligations of Buyer. The obligation of Buyer to consummate the Closing is subject to the satisfaction, on or prior to the Closing Date, of each of the following conditions, any one or more of which may be waived in writing, in whole or in part, by Buyer (in Buyer’s sole discretion):

(a)          Representations and Warranties of Sellers. (i) Each of the representations and warranties of each Seller, as applicable, contained in Article III and Pilot OFS contained in Article IV (other than the Seller Fundamental Representations) shall be true and correct in all respects (it being understood that, for purposes of determining satisfaction of this Section 7.2(a) (other than in the definition of Material Contracts), all materiality and Material Adverse Effect qualifications and exceptions contained in such representations and warranties shall be disregarded) as of the Execution Date and the Closing Date as if remade on the Closing Date (except, in each case, for representations and warranties made as of a specific date, which shall be true and correct in all respects as of such specific date), except to the extent the failure of any such representations or warranties to be true and correct do not in the aggregate result in a Material Adverse Effect, (ii) the representations and warranties in the last sentence of Section 4.1 (Organization; Qualification) with respect to the Company Subsidiaries and Section 4.5 (Subsidiaries) shall be true and correct in all material respects, in each case as of the Execution Date and the Closing Date as if remade on the Closing Date and (iii) each of the Seller Fundamental Representations (other than the representations and warranties in the last sentence of Section 4.1 (Organization; Qualification) with respect to the Company Subsidiaries and Section 4.5 (Subsidiaries)) shall be true and correct in all respects as of the Execution Date and the Closing Date as if remade on the Closing Date (except, in each case, for representations and warranties made as of a specific date, which shall be true and correct in all respects as of such specific date).

(b)          Performance. Sellers shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by Sellers on or prior to the Closing Date.

(c)          Governmental Approvals. Sellers shall have obtained any and all Governmental Consents required for Sellers to sell, assign, convey, transfer and deliver the Acquired Interests to Buyer.

(d)          Closing Deliverables. Sellers shall have delivered, caused to be delivered, or be ready, willing and able to deliver, to Buyer or the applicable required Person, all of the closing deliveries set forth in Section 8.3 and in the other Transaction Documents.

(e)          Material Adverse Effect. Since the Execution Date, there shall not have been any change, event, occurrence, development, condition, circumstance or fact that would reasonably be expected to have a Material Adverse Effect.

Section 7.3          Conditions to Obligations of Sellers. The obligation of Sellers to consummate the Closing is subject to the satisfaction, on or prior to the Closing Date, of each of the following conditions, any one or more of which may be waived in writing, in whole or in part, by Sellers (in Sellers’ sole discretion):

(a)          Representations and Warranties of Buyer. (i) Each of the representations and warranties of Buyer contained in Article V (other than the Buyer Fundamental Representations) shall be true and correct in all respects (it being understood that, for purposes of determining satisfaction of this Section 7.3(a), all materiality qualifications and exceptions contained in such representations and warranties shall be disregarded) as of the Execution Date and the Closing Date as if remade on the Closing Date (except, in each case, for representations and warranties made as of a specific date, which shall be true and correct in all respects as of such specific date), except to the extent the failure of any such representations or warranties to be true and correct do not in the aggregate result in a Buyer Material Adverse Effect, and (ii) each of the Buyer Fundamental Representations shall be true and correct in all respects as of the Execution Date and the Closing Date as if remade on the Closing Date (except, in each case, for representations and warranties made as of a specific date, which shall be true and correct in all respects as of such specific date).

(b)          Performance. Buyer shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by Buyer on or prior to the Closing Date.

(c)          Closing Deliverables. Buyer shall have delivered, caused to be delivered, or be ready, willing and able to deliver, to Sellers or the applicable required Person, all of the closing deliveries set forth in Section 8.2 and in the other Transaction Documents.

(d)          NYSE Listing. The Equity Consideration shall have been approved for listing on the New York Stock Exchange, subject to official notice of issuance.

Article VIII
Closing

Section 8.1          Time and Place of Closing. The closing of the sale, assignment, conveyance, transfer and delivery of the Acquired Interests to Buyer and the other transactions contemplated by this Agreement (the “Closing”) will take place at the offices of Bracewell LLP in Houston, Texas on the date that is the fifth (5th) Business Day the later of (x) the date that after all conditions in Article VII have been satisfied or waived in writing by the Party or Parties entitled to waive such condition in accordance with Section 11.3 (other than those conditions that by their nature can only be satisfied at the Closing, but subject to all conditions in Article VII having been satisfied or waived in writing by the Party entitled to waive the same at the Closing) and (y) the date that is forty-five (45) days after the Execution Date; provided, that if the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions set forth in Article VII (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), then, subject to the continued satisfaction or waiver of the conditions set forth in Article VII at such time, the Closing shall occur instead on the fifth (5th) Business Day following the final day of the Marketing Period (provided further, that the Buyer may elect to terminate the Marketing Period early on no less than two (2) Business Days’ notice to the Sellers). The date of the Closing is referred to in this Agreement as the “Closing Date” and the Closing shall be deemed to have been consummated at 12:01 a.m. Central Time on the Closing Date. Unless otherwise agreed to between the Parties, all actions to be taken and all documents and instruments to be executed and delivered at Closing shall be deemed to have been taken, executed and delivered simultaneously and, except as permitted hereunder, no actions shall be deemed taken nor any documents and instruments executed or delivered until all actions have been taken and all documents and instruments have been executed and delivered.

Section 8.2          Buyer Deliverables. At the Closing, upon the terms and subject to the conditions of this Agreement, and subject to the simultaneous performance by Sellers of their obligations pursuant to Section 8.3, Buyer will execute and deliver, or cause to be executed and delivered, to Sellers, each of the following documents, where the execution or delivery of documents is contemplated, and will take or cause to be taken the following actions, where the taking of actions is contemplated:

(a)          Closing Payments. Payment of (i) on behalf of the Company Group, the Payoff Amount to the Persons or bank accounts specified in the payoff letter(s) delivered to Buyer pursuant to Section 8.3(g), (ii) on behalf of the Company Group, the Estimated Transaction Expenses set forth in the Estimated Settlement Statement to the applicable recipients thereof as set forth on the Estimated Settlement Statement, (iii) the Closing Payment by wire transfer of immediately available funds to the accounts designated by Sellers (which accounts shall be so designated by Sellers in writing to Buyer no later than five (5) Business Days prior to the Closing Date) in accordance with Section 2.2(b) and (iv) the Escrow Amount (funded solely from Pilot OFS’s portion of the Closing Payment) to the Escrow Agent;

(b)          Assignment of Interests. A counterpart of the assignment of Acquired Interests, substantially in the form attached hereto as Exhibit B (the “Assignment of Interests”), duly executed by Buyer;

(c)          Closing Certificate. A certificate, dated as of the Closing Date, signed by an Authorized Person of Buyer certifying that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied;

(d)          Mutual Release. A counterpart of a mutual release substantially in the form attached hereto as Exhibit C (the “Mutual Release”), duly executed by Buyer;

(e)          Escrow Agreement. A counterpart to the escrow agreement, substantially in the form attached hereto as Exhibit D (the “Escrow Agreement”), duly executed by Buyer;

(f)          Equity Consideration. Evidence of the delivery by Buyer of the Equity Consideration to Pilot OFS comprising part of the Adjusted Purchase Price, and evidence that the Equity Consideration comprising the Adjusted Purchase Price have been approved and authorized for listing on the NYSE, subject to official notice of issuance; and

(g)          Other Documents. All other documents and instruments reasonably requested by Sellers from Buyer that are necessary for the transfer of the Acquired Interests to Buyer and to consummate any other transactions contemplated by the Transaction Documents.

Section 8.3          Sellers Deliverables. At the Closing, upon the terms and subject to the conditions of this Agreement, and subject to the simultaneous performance by Buyer of its obligations pursuant to Section 8.2, Sellers will execute and deliver, or cause to be executed and delivered, to Buyer, each of the following documents, where the execution or delivery of documents is contemplated, and will take or cause to be taken the following actions, where the taking of actions is contemplated:

(a)          W-9. A valid, properly completed and duly executed IRS Form W-9 of each Seller (or, if a Seller is treated as an entity disregarded as separate from its regarded owner for U.S. federal income Tax purposes, the Person that is treated as such Seller’s regarded owner for such purposes);

(b)          Assignment of Interests. One or more counterparts of the Assignment of Interests, duly executed by each Seller;

(c)          Resignations. Duly executed resignations of the officers, directors and managers appointed by Sellers and their Affiliates of each member of the Company Group listed on Schedule 8.3(c) of the Seller Disclosure Schedules effective as of the Closing or evidence of the removal of such officers effective as of the Closing;

(d)          Closing Certificate. (i) A certificate, dated as of the Closing Date, signed by an Authorized Person of Pilot OFS certifying that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied (with respect to the representations and warranties of Pilot OFS set forth in Article III and Article IV), and (ii) a certificate, dated as of the Closing Date, signed by an Authorized Person of Minerva certifying that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied (with respect to the representations and warranties of Minerva set forth in Article III);

(e)          Mutual Release. One or more counterparts of Mutual Release, duly executed by each Seller;

(f)          Escrow Agreement. One or more counterparts to the Escrow Agreement, duly executed by Pilot OFS and the Escrow Agent;

(g)          Lien Payoff. No later than three (3) Business Days prior to the Closing Date, Sellers shall deliver to Buyer and the Financing Sources drafts of each payoff letter and related release documentation described in this Section 8.3(g) for Buyer’s review and comment, and at least one (1) Business Day prior to the Closing, Sellers shall deliver executed counterparts thereof.

(i)          Documentation (including pursuant to customary payoff letters (which shall set forth the aggregate amount required to repay in full the Debt as of the anticipated Closing Date, the per diem amount for each day thereafter, and the wire transfer instructions for such payment) (such amount, the “Payoff Amount”) and documentation and Lien releases), in form and substance reasonably acceptable to the Buyer and the Financing Sources, that the Debt pursuant to the Credit Agreement has been, or simultaneously with the Closing will be, terminated (and all such Debt in respect thereof has been, or simultaneously with the Closing will be, repaid in full in cash, and all commitments thereunder terminated and all liabilities of the Company Group thereunder, including any indemnity obligations, shall be released) and all Liens related thereto have been, or simultaneously with the Closing will be, released or removed, upon receipt of the amount specified in any such payoff letter, including, without limitation, applicable release documents necessary to evidence the release and termination of any deed of trust, mortgages, financing statements, pledges, fixture filings, security or other collateral agreements, control agreements, and other liens or security instruments, in each case, in sufficient counterparts for recordation in each of the counties in which the Company Group’s assets are located or any other applicable jurisdiction; and

(ii)          Authorizations to file UCC-3 termination statement releases, or other similar release documentation, in all applicable jurisdictions to evidence the release of all such mortgages, financing statements, fixture filings, security or other collateral agreements, and other liens or security instruments described in the preceding clause (i) of this Section 8.3(g).

(h)          Other Documents. All other documents and instruments reasonably requested by Buyer from Sellers that are necessary to transfer the Acquired Interests to Buyer and to consummate any other transactions contemplated by this Agreement.

Article IX
Termination Rights; Survival; Indemnity; Remedies

Section 9.1          Termination Rights. This Agreement may be terminated at any time prior to the Closing as follows (the date of any permitted termination of this Agreement under this Section 9.1, the “Termination Date”); provided that any termination of this Agreement by Sellers in accordance with this Section 9.1 shall require the prior written consent of Sellers’ Representative acting on behalf of the Sellers; provided, further that any written notice delivered to Buyer pursuant to this Section 9.1 shall be effective only upon delivery of such notice (in accordance with Section 11.4) duly executed by Sellers’ Representative:

(a)          by mutual written consent of the Parties;

(b)          by either Sellers or Buyer, by written notice to such other Parties, if any Governmental Authority of competent jurisdiction shall have issued a final and non-appealable (or such order, action, decree, judgment or Law is not subject to appeal) order, action, decree, judgment or Law permanently restraining, enjoining or otherwise prohibiting the consummation of any of the transactions contemplated by this Agreement or the Transaction Documents; provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to a Party if the issuance of, enacting of, entering into, promulgation of or enforcement of such final and non-appealable order, decree, judgment or Law was primarily due to the failure of such Party to perform or comply with, in all material respects, any of the covenants or agreements to be performed or complied with by such Party under this Agreement prior to the Closing;

(c)          by either Sellers or Buyer, by written notice to such other Parties, in the event that the Closing has not occurred on or prior to December 31, 2026 (the “Outside Date”); provided that if, as of the Outside Date, the condition set forth in Section 7.1(a) has not been satisfied or waived, either Buyer or Sellers may, by written notice to the other Parties delivered on or prior to the Outside Date, extend the Outside Date by an additional thirty (30) days; provided, further, that if, as of the Outside Date as so extended, the condition set forth in Section 7.1(a) has not been satisfied or waived, either Buyer or Sellers may, by written notice to the other Parties delivered on or prior to such extended Outside Date, further extend the Outside Date by an additional thirty (30) days; provided, further, that the Outside Date may be extended at any time by the mutual written agreement of Buyer and Sellers; and further provided, that the right to terminate this Agreement under this Section 9.1(c) or extend the Outside Date shall not be available to any Party whose failure to fulfill any obligations under this Agreement has been the primary cause of the failure of the Closing to occur on or before the Outside Date;

(d)          by Buyer, by written notice to Sellers, if a Major Casualty Event has occurred;

(e)          by Sellers, at Sellers’ option, in the event that there has been a breach or inaccuracy of Buyer’s representations and warranties in this Agreement or a failure by Buyer to perform its covenants in this Agreement, in any such case, in a manner that would cause the conditions to the Closing set forth in Section 7.1 or Section 7.3 not to be satisfied and such breach or failure to perform has not been waived by Sellers or, if capable of being cured, has not been cured following written notice thereof from Sellers to Buyer specifying the reason such condition is unsatisfied prior to the earlier of (i) ten (10) Business Days after Buyer’s receipt of written notice thereof from Sellers and (ii) the Outside Date; or

(f)          by Buyer, at Buyer’s option, in the event that there has been a breach or inaccuracy of Sellers’ or the Company Group’s representations and warranties in this Agreement or a failure by Sellers to perform its covenants in this Agreement, in any such case, in a manner that would cause the conditions to the Closing set forth in Section 7.1 or Section 7.2 not to be satisfied and such breach or failure to perform has not been waived by Buyer or, if capable of being cured, has not been cured following written notice thereof from Buyer to Sellers specifying the reason such condition is unsatisfied prior to the earlier of (i) ten (10) Business Days after Sellers’ receipt of written notice thereof from Buyer and (ii) the Outside Date, provided, however, that no Party shall be entitled to terminate this Agreement under Section 9.1(e) or Section 9.1(f) if such terminating Party is, at such time, in material breach of any provision of this Agreement (unless the breach arises from the action or inaction by the non-terminating Party or its Affiliates).

Section 9.2          Effect of Termination.

(a)          In the event of the termination of this Agreement pursuant to Section 9.1, all rights and obligations of the Parties under this Agreement shall terminate and become void, and the Parties shall have no liability hereunder, except for (a) the provisions of this Section 9.2, Section 6.2(b), the last sentence of Section 6.3(b), Section 6.6, Section 6.8, Section 6.12(a), Section 9.3, and Article XI, and such of the defined terms set forth on Exhibit A to give context to such Sections and Articles, all of which shall survive and continue in full force and effect indefinitely and (b) the Confidentiality Agreement shall remain in full force and effect. Nothing in this Section 9.2 (other than at law or in equity) shall limit or restrict the rights of any Party with respect to damages (including at law or in equity) arising out of such Party’s Fraud or willful breach of its covenants contained herein; provided, however, in no event will Buyer or its Affiliates have any liability under this Agreement in excess of the Termination Fee.

(b)          If (i) Sellers terminate this Agreement pursuant to and in accordance with Section 9.1(e), and (ii) all of the conditions to the obligations of Buyer to consummate the transactions contemplated hereby (other than any such conditions which by their terms are not capable of being satisfied until the Closing Date and which are capable of being satisfied) have been satisfied or waived, Buyer shall pay or cause to be paid to each Seller such Seller’s Seller Share of Thirty Five Million Dollars ($35,000,000.00) (the “Termination Fee”) by wire transfer of cash in immediately available funds to an account or accounts designated by such Seller. The (x) payment of the Termination Fee pursuant to this Section 9.2(b) or (y) to the extent available, specific performance in accordance with Section 11.15(b), shall be the sole and exclusive remedy of Sellers, the Company or any of their Affiliates against Buyer or any of their Affiliates, Representatives or Non-Recourse Parties for any failure of the Closing to occur under such circumstances, except in the case of Fraud by Buyer. No termination fee or other reverse termination fee or breakup fee shall be payable by a Party in connection with the termination of this Agreement other than as expressly provided in this Section 9.2(b).

(c)          Notwithstanding anything herein to the contrary, in no event shall any Party be required to pay a Termination Fee, reverse termination fee or other breakup fee except as expressly provided in Section 9.2(b). Each Party acknowledges and agrees that the remedies of the other Parties shall otherwise be limited to rights and remedies available at law or in equity (including damages) in respect of Fraud or any willful breach of the covenants contained in this Agreement, and no Party shall be entitled to both specific performance and the Termination Fee.

(d)          Each Seller acknowledges and agrees that (i) in no event shall Buyer be required to pay the full Termination Fee on more than one occasion or pay the Termination Fee together with other damages, (ii) Buyer and Sellers have expressly negotiated the provisions of this Section 9.2, (iii) the agreements contained in this Section 9.2 are an integral part of the transactions contemplated by this Agreement, and that, without the agreements contained in this Section 9.2, the parties hereto would not otherwise enter into this Agreement, (iv) the Termination Fee represents a good faith, fair estimate of the damages that Sellers and their respective Affiliates would suffer and (v) any payment of the Termination Fee described in this Section 9.2 is not a penalty but is liquidated damages in a reasonable amount that will compensate Sellers and their respective Affiliates in the circumstances in which such fees are payable for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated by this Agreement, which amount would otherwise be impossible to calculate with precision.

Section 9.3          Survival. The Parties agree that (i) except in the case of Fraud or the Seller Fundamental Representations, none of the representations and warranties made in this Agreement (or in any certificate delivered in connection herewith) shall survive the Closing Date for any purpose and there shall be no Liability on the part of, nor shall any claim be made by, any Party or any of its respective Affiliates after the Closing in respect thereof, (ii) the Seller Fundamental Representations shall survive the Closing for a period of one (1) year and (iii) the covenants and agreements in this Agreement which by their terms contemplate performance prior to the Closing shall terminate effective at and as of the Closing and from and after the Closing, there shall be no liability on the part of, nor shall any claim be made by, any Party or any of its respective Affiliates in respect thereof, except, in each case, in respect of Fraud by such Party. The covenants and agreements in this Agreement which by their terms contemplate performance at or after the Closing or otherwise expressly by their terms survive the Closing (including Section 6.28 and Section 6.29), shall survive the Closing until fully performed or otherwise in accordance with their terms, unless waived pursuant to the terms herein. Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement or elsewhere (including any survival periods, limitations on remedies, disclaimers of reliance or any other similar limitations) shall restrict, limit, be used as a defense against or otherwise impede any Person’s ability to maintain or recover any amounts in connection with any proceeding or claim based upon or arising from Fraud or to maintain or recover any amounts under the R&W Policy.

Section 9.4          Indemnification.

(a)          Subject to the provisions of this Article IX, each Seller, severally and not jointly, shall indemnify and hold harmless Buyer, Buyer’s Affiliates (which includes, for the avoidance of doubt, the Company Group from and after the Closing) and their respective Representatives (collectively, the “Buyer Indemnified Parties” and each a “Buyer Indemnified Party”) from and against all Losses that the Buyer Indemnified Parties incur arising or resulting from any breach of any Seller Fundamental Representation made by such Seller.

(b)          [***].

(c)          [***].

(d)          [***].

(e)          All claims for indemnification under this Article IX shall be asserted and resolved as follows:

(i)          In the event that the applicable Buyer Indemnified Party receives notice of the assertion of any claim or the commencement of any Proceeding by any Person who is not a Party to this Agreement or an Affiliate of a Party to this Agreement (a “Third Party Claim”) against the applicable Buyer Indemnified Party, with respect to which a Seller or Seller Parent is or may be required to provide indemnification under this Article IX (as applicable, the “Indemnifying Party”), Buyer shall give written notice regarding such Third Party Claim to the applicable Indemnifying Party promptly after learning of such Third Party Claim. Such notice (a “Claim Notice”) shall describe in reasonable detail the nature of the claim, include a copy of any papers served with respect thereto, include the best estimate of the Losses, if then known, and state the basis for the request for indemnification; provided, that the failure of the applicable Buyer Indemnified Party to give notice of a Third Party Claim as provided in this Section 9.4 shall not relieve the applicable Indemnifying Party of its obligations under this Agreement, except to the extent such failure materially prejudices such Indemnifying Party. Upon receipt of a Claim Notice with respect to a Third Party Claim, the applicable Indemnifying Party shall have the right, at its election, to assume the defense thereof at its sole cost and expense by giving written notice to the applicable Buyer Indemnified Party within thirty (30) days after receipt of such Claim Notice, provided that such Indemnifying Party diligently and in good faith prosecutes such defense (such election to be without prejudice to the right of such Indemnifying Party to dispute whether such claim is for indemnifiable Losses under this Article IX); provided, however, that no Indemnifying Party shall be entitled to assume or control, and shall relinquish control of (but such Indemnifying Party may participate in the defense of such Third Party Claim at its own cost and expense), the defense of any Third Party Claim that (A) seeks equitable relief, involves a criminal action or seeks any non-monetary remedy, (B) names both (x) the applicable Indemnifying Party, on the one hand, and the applicable Buyer Indemnified Party, on the other hand, as parties and written advice of outside counsel identifies a conflict of interest, (C) names a Governmental Authority, or (D) the applicable Indemnifying Party fails to assume the defense within such thirty (30) day period, and such Indemnifying Party shall (without prejudice to the right of such Indemnifying Party to dispute whether such fees and expenses constitute indemnifiable Losses under this Article IX) pay the reasonable and documented out-of-pocket fees and expenses of counsel retained by the applicable Buyer Indemnified Party (such counsel to be reasonably acceptable to the applicable Indemnifying Party) in each such case (provided, however, in the case of clauses (A), (B) and (D), that the applicable Buyer Indemnified Party shall not settle or compromise such Third Party Claim without the prior written consent of the applicable Indemnifying Party such consent not to be unreasonably withheld, conditioned or delayed). If the applicable Indemnifying Party so assumes the defense, such Indemnifying Party shall have full control of such defense and proceedings, including any compromise or settlement thereof; provided, however, such Indemnifying Party shall not settle or compromise such Third Party Claim without the prior written consent of Buyer, such consent not to be unreasonably withheld, conditioned or delayed, unless such settlement (I) imposes no liability or obligation on, and contains a complete and unconditional general release of, the Buyer Indemnified Parties, (II) does not include any admission of wrongdoing or liability on the part of any Buyer Indemnified Party and (III) such Indemnifying Party pays in full any amounts due thereunder. If requested by an Indemnifying Party, the applicable Buyer Indemnified Party shall cooperate with such Indemnifying Party, at such Indemnifying Party’s sole cost and expense, in contesting any Third Party Claim that such Indemnifying Party elects to contest; provided, however, that no such applicable Buyer Indemnified Party shall be required to take any action that would adversely impact Buyer or any of its Affiliates. The applicable Buyer Indemnified Party shall have the right, but not the obligation, to participate at its own cost and expense in the defense of any Third Party Claim through counsel of its own choice, but shall not control such defense. Any claim for indemnification under this Article IX that is not a Third Party Claim (a “Direct Claim”) shall be asserted by promptly giving the applicable Indemnifying Party a Claim Notice in reasonable detail, together with any material written evidence available to the applicable Buyer Indemnified Party and an estimate of the amount of Losses. The applicable Indemnifying Party shall have thirty (30) days after receipt of such Claim Notice to respond to such Direct Claim. If such Indemnifying Party does not respond within such thirty (30)-day period, such Indemnifying Party shall be deemed to have rejected such Direct Claim. If the applicable Indemnifying Party disputes its indemnification obligation with respect to any Direct Claim (or is deemed to have rejected such Direct Claim), such Indemnifying Party and Buyer shall negotiate in good faith for thirty (30) days to resolve such dispute, and if such dispute is not resolved within such period, such dispute shall be resolved pursuant to Section 11.1. THE INDEMNIFICATION PROVISIONS IN THIS Section 9.4 SHALL BE ENFORCEABLE REGARDLESS OF WHETHER ANY PERSON (INCLUDING THE PERSON FROM WHOM INDEMNIFICATION IS SOUGHT) ALLEGES OR PROVES THE SOLE, CONCURRENT, CONTRIBUTORY OR COMPARATIVE NEGLIGENCE OF THE PERSON SEEKING INDEMNIFICATION OR THE SOLE OR CONCURRENT STRICT LIABILITY IMPOSED UPON THE PERSON SEEKING INDEMNIFICATION OR ANY OTHER PERSON.

Section 9.5          Exclusive Remedy. Except as set forth in Section 9.4, no Party shall have any liability with respect to any representation, warranty, covenant, or agreement given or to be performed by it from and after the time that such representation, warranty, covenant, or agreement ceases to survive hereunder; provided that, the foregoing shall not limit any claim by Buyer (a) under the R&W Policy, or (b) for Fraud. Subject to the other provisions of this Article IX, (i) Buyer hereby covenants forever not to assert, file, prosecute, commence or institute (or sponsor or purposely facilitate any Person in connection with the foregoing) any complaint or lawsuit or any legal, equitable, arbitral or administrative proceeding of any nature, against any Sellers or any of their Affiliates in connection with any Losses incurred, arising out of or relating to any such claims or proceedings in accordance with this Agreement, and all such remedies available at Law or in equity, in tort, contract or otherwise are hereby waived, released and discharged by Buyer on its own behalf or on behalf of its Affiliates and (ii) each Seller hereby covenants forever not to assert, file, prosecute, commence or institute (or sponsor or purposely facilitate any Person in connection with the foregoing) any complaint or lawsuit or any legal, equitable, arbitral or administrative proceeding of any nature, against any Buyer or any of its Affiliates in connection with any Losses incurred, arising out of or relating to any such claims or proceedings in accordance with this Agreement, and all such remedies available at Law or in equity, in tort, contract or otherwise are hereby waived, released and discharged by such Seller on its own behalf or on behalf of its Affiliates. Notwithstanding anything in this Section 9.5 to the contrary, this Section 9.5 shall not limit (w) Sellers’ right to and Buyer’s obligation to pay the Termination Fee, (x) the rights of the Parties, if any, to seek specific performance or injunctive relief, (y) Buyer’s rights to recover any Excess Amount pursuant to Section 2.3 or (z) the rights of the Parties to seek any other form of relief that may be available to such Party under this Agreement.

Article X
Tax Matters

Section 10.1          Tax Return Preparation.

(a)          The Sellers’ Representative shall prepare and file, or cause to be prepared and filed, all Pass-Through Income Tax Returns (including any related Schedules K-1 (or corresponding or similar schedules under U.S. state or local Law)) for Pre-Closing Tax Periods that are required to be filed after the Closing Date (each, a “Seller Prepared Return”). Each Seller Prepared Return shall be prepared on a basis consistent with past practice except to the extent otherwise required by applicable Tax Law. With respect to each Seller Prepared Return: (i) a draft of such Seller Prepared Return, together with all supporting documentation, shall be submitted by the Sellers’ Representative to Buyer for its review and comment no later than thirty (30) days prior to the due date for filing such Seller Prepared Return and (ii) the Sellers’ Representative will cause each such Seller Prepared Return (as revised to incorporate Buyer’s reasonable comments that are delivered to the Sellers’ Representative not later than ten (10) days prior to the due date for filing such Seller Prepared Return) to be timely filed and provide a copy and evidence of filing to Buyer.

(b)          Buyer will prepare and file, or cause to be prepared and filed, all Tax Returns required to be filed by any Tax Group Member after the Closing Date for Pre-Closing Tax Periods or Straddle Periods, as applicable, other than any Seller Prepared Returns (each, a “Buyer Prepared Return”).  Until the date that the Final Cash Consideration is finally determined in accordance with Section 2.3, with respect to each Buyer Prepared Return: (i) such Buyer Prepared Return shall be prepared on a basis consistent with past practice except to the extent otherwise required by applicable Tax Law, (ii) other than Buyer Prepared Returns relating to sales, use, payroll or other Taxes that are required to be filed contemporaneously with, or promptly after, the close of a taxable period, a draft of such Buyer Prepared Return, together with all supporting documentation, shall be submitted by Buyer to the Sellers’ Representative for its review and comment no later than thirty (30) days prior to the due date for filing such Buyer Prepared Return and (iii) Buyer will cause each such Buyer Prepared Return (as revised to incorporate the Sellers’ Representative’s reasonable comments that are delivered to Buyer not later than ten (10) days prior to the due date for filing such Buyer Prepared Return, if applicable) to be timely filed, timely pay all Taxes shown as due and payable on such Tax Returns and provide a copy and evidence of filing and payment to the Sellers’ Representative.

(c)          For the purposes of preparing all Pass-Through Income Tax Returns and for purposes of Section 10.2, any deductions for Transaction Expenses shall be treated as deductible on or before the Closing Date to the extent permitted by applicable Tax Law at a “more likely than not” or higher level of authority.

Section 10.2          Pre-Closing Portion of Straddle Period Taxes. Solely for purposes of determining the allocation of Taxes relating to a Straddle Period, the portion of any such Taxes that is attributable to the portion of such Straddle Period ending immediately prior to the Closing will be: (i) in the case of Taxes other than those described in clause (ii) below, including those that are either (A) based upon or related to income or receipts or (B) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible), deemed equal to the amount that would be payable if the Tax period of the Company Group and each Tax Group Member (and any partnership in which any member of the Company Group is a partner) ended immediately prior to the Closing; provided that exemptions, allowances, or deductions that are calculated on an annual basis (including depreciation and amortization deductions) shall be allocated between the portion of the Straddle Period ending immediately prior to the Closing and the portion of the Straddle Period beginning after the Closing Date in proportion to the number of days in each portion of the Straddle Period, and (ii) in the case of Taxes, including property and ad valorem Taxes, imposed on a periodic basis with respect to the assets or capital of the Tax Group Members, deemed to be the amount of such Taxes for the entire Straddle Period, multiplied by a fraction, the numerator of which is the number of calendar days in the portion of the Straddle Period ending immediately prior to the Closing and the denominator of which is the number of calendar days in the entire Straddle Period; provided, further, that notwithstanding any other provision in this Agreement, in determining the Final Cash Consideration in accordance with Section 2.3, Sellers shall not be allocated any Tax that, under this Section 10.2, would be attributable to the portion of a Straddle Period ending immediately prior to the Closing to the extent such Tax arises in connection with any action described in Section 10.5 that is taken with respect to any Tax Group Member for any Straddle Period without the prior written consent of the Sellers’ Representative (such consent not to be unreasonably withheld, conditioned or delayed). To the extent the actual amount of Taxes is not known at the time that the Closing Net Working Capital Amount is to be determined with respect to such Taxes, the Parties shall utilize the most recent information available in estimating the amount of such Tax for purposes of such determination.

Section 10.3          Cooperation. Buyer and Sellers will cooperate, and will cause the Tax Group Members to cooperate, as and to the extent reasonably requested by Buyer or Sellers, as applicable, in connection with the filing of Tax Returns with respect to any Tax Group Member and any inquiry, claim, assessment, audit, litigation or other Proceeding with respect to Taxes imposed on or with respect to the assets, operations or activities of any Tax Group Member (each, a “Tax Proceeding”). Such cooperation will include (i) consistent with Section 6.5, the retention and, upon the other Parties’ reasonable request, the provision of records and information that are reasonably relevant to any such Tax Return or Tax Proceeding, and (ii) making employees, representatives and agents available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Buyer and Sellers further agree, upon request, to use commercially reasonable efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be reasonably requested to mitigate, reduce or eliminate any Tax that could be imposed on Buyer, the Tax Group Members or Sellers with respect to the transactions contemplated hereby.

Section 10.4          Transfer Taxes. In the event any excise, sales, use, stamp, transfer, documentary, filing, recordation, value added or other similar Taxes arise by reason of the transactions contemplated by this Agreement (collectively, “Transfer Taxes”), Sellers and Buyer will each bear and be responsible for the payment of fifty percent (50%) of any such Transfer Taxes. Each Party will provide and make available to each other Party any resale certificates or any other exemption certificates or information reasonably requested by such other Party. Notwithstanding anything to the contrary in Section 10.1, any Tax Return that must be filed with respect to Transfer Taxes will be prepared and filed when due by the Party primarily or customarily responsible under the applicable Law for the filing of such Tax Returns. Buyer and Sellers will reasonably cooperate in good faith to minimize, to the extent permissible under applicable Law, the amount of any such Transfer Taxes.

Section 10.5          Post-Closing Actions. Except with the prior written consent of the Sellers’ Representative (such consent not to be unreasonably withheld, conditioned or delayed), Buyer shall not (and shall cause its Affiliates (including, after the Closing, the Tax Group Members) not to), with respect to any Tax Group Member for any Pre-Closing Tax Period, if such action (a) is with respect to a Pass-Through Income Tax Return or (b) is prior to the date on which the Final Cash Consideration is finally determined in accordance with Section 2.3: (a) amend, refile or otherwise modify any Tax Return, (b) agree to extend or waive, or cause to be extended or waived, any statute of limitations or other period for the assessment of any Tax or Tax deficiency, (c) make (other than in a manner consistent with past practice), change or revoke any Tax election (including any entity classification election under Treasury Regulation Section 301.7701-3) or change any method of accounting with respect to Taxes, in each case, that would have effect prior to the Closing Date, (d) voluntarily initiate any discussions or examinations with any Governmental Authority (including any voluntary disclosures) involving Taxes (including any Pass-Through Income Taxes), (e) settle or compromise any Tax liability or (f) surrender any right to claim a refund of a material amount of Taxes.

Section 10.6          Tax Proceedings. If, after the Closing Date, any Party (or any of its Affiliates) receives notice of a Tax Proceeding (including any request for any extension of the statute of limitations to assess Tax) with respect to a Pass-Through Income Tax Return (in each case, a “Pass-Through Income Tax Proceeding”), such Party shall notify the other Parties within ten (10) days of receipt of such notice. Buyer shall be entitled to control the conduct of any Tax Proceeding with respect to any Tax Group Member, including having the ability to appoint and replace the applicable “partnership representative” and/or “designated individual” (or similar roles under relevant U.S. state or local Tax Law) of the applicable Tax Group Member; provided that (a) with respect to each Pass-Through Income Tax Proceeding of any Tax Group Member for any Pre-Closing Tax Period (in each case, a “Seller Controlled Tax Proceeding”), the Sellers’ Representative shall be entitled to control such Pass-Through Income Tax Proceeding, including having the ability to appoint and replace the applicable “partnership representative” and/or “designated individual” (or similar roles under relevant U.S. state or local Tax Law) of the applicable Tax Group Member for such Pre-Closing Tax Period and (b) with respect to each Pass-Through Income Tax Proceeding of any Tax Group Member for any Straddle Period, (i) the Sellers’ Representative shall have the right, at its sole expense, to participate in the defense and resolution of such Pass-Through Income Tax Proceeding and (ii) Buyer shall not settle or compromise such Pass-Through Income Tax Proceeding without the prior written consent of the Sellers’ Representative (not to be unreasonably withheld, conditioned or delayed). With respect to each Seller Controlled Tax Proceeding (A) Buyer shall have the right, at its sole expense, to participate in the defense and resolution of such Seller Controlled Tax Proceeding, (B) Seller shall not settle or compromise such Seller Controlled Tax Proceeding without the prior written consent of Buyer (not to be unreasonably withheld, conditioned or delayed) and (C) in the event the Company or any other Tax Group Member is liable for any “imputed underpayment” (as defined in Section 6225 of the Code) (or similar assessment under U.S. state or local Tax Law) with respect to such Seller Controlled Tax Proceeding, the Sellers’ Representative shall, unless otherwise consented to by Buyer (which consent may be given or withheld in its sole and absolute discretion), validly make (or cause the applicable “partnership representative” or designated individual to make), a “push out” election under Section 6226 of the Code (and any comparable provision of U.S. state or local Tax Law) with respect to such Seller Controlled Tax Proceeding. In the event of any “imputed underpayment” (as defined in Section 6225 of the Code) (or similar assessment under U.S. state or local Tax Law) against the Company or any other Tax Group Member with respect to a Straddle Period (or with respect to a Pre-Closing Tax Period where there is not a Seller Controlled Tax Proceeding or the Sellers’ Representative has failed to satisfy its obligation set forth in Section 10.6(C)), Buyer shall be entitled to: (1) make a “push out” election under Section 6226 of the Code (and any comparable provision of U.S. state or local Tax Law), or (2) make an election under Section 6225(c)(2) of the Code (or any similar election under U.S. state or local Tax Law) with respect to such imputed underpayment. Each Seller and the Sellers’ Representative shall fully cooperate with Buyer and its Affiliates (including the Tax Group Members), and Buyer shall cooperate with the Sellers’ Representative and provide assistance as requested by the Sellers’ Representative, with respect to, and take such actions that are necessary to implement, any of the foregoing, and each Seller shall take any action, such as filings, disclosures, and notifications, necessary to effectuate any such elections and pay its respective share of the imputed underpayment or other Taxes arising from any of the Pass-Through Income Tax Proceedings governed by this Section 10.6. To the extent this Section 10.6 conflicts with Section 9.4(d) of this Agreement, this Section 10.6 shall control.

Section 10.7          Tax Sharing Agreements. Sellers shall cause all Tax allocation, sharing, indemnification or similar agreements with respect to or involving any Tax Group Member, on the one hand, and any Seller or any Affiliate thereof, on the other hand, to be terminated as of the Closing Date and, after the Closing Date, neither Buyer nor any Tax Group Member shall be bound thereby or have any liability thereunder.

Article XI
Miscellaneous

Section 11.1          Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.

(a)          This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware (without regard to the conflict of Laws principles thereof). Each of the Parties irrevocably agrees that any legal action or proceeding with respect to this Agreement, the other Transaction Documents or the transactions contemplated hereby and thereby shall be brought and determined in the Court of Chancery of the State of Delaware, and each of the Parties irrevocably submits to the jurisdiction of such courts solely in respect of any legal proceeding arising out of or related to this Agreement. The Parties further agree that the Parties shall not bring suit with respect to any disputes arising out of this Agreement or the transactions contemplated hereby in any court or jurisdiction other than the above specified courts; provided, however, that the foregoing shall not limit the rights of the Parties to obtain execution of judgment in any other jurisdiction. The Parties further agree, to the extent permitted by Law, that a final and unappealable judgment against a Party in any action or proceeding contemplated above shall be conclusive and may be enforced in any other jurisdiction within or outside the United States by suit on the judgment, a certified copy of which shall be conclusive evidence of the fact and amount of such judgment. Except to the extent that a different determination or finding is mandated due to the applicable Law being that of a different jurisdiction, the Parties agree that all judicial determinations or findings by a state or federal court in Delaware with respect to any matter under this Agreement shall be binding.

(b)          Notwithstanding anything herein to the contrary, each Party (i) agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether at law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement, or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Debt Financing or the performance thereof or the transactions contemplated thereby, in any forum other than exclusively in the Supreme Court of the State of New York, County of New York, or, if under applicable Law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof), (ii) submits for itself and its property with respect to any such action to the exclusive jurisdiction of such courts, (iii) agrees that service of process, summons, notice or document by registered mail addressed to it at its address provided in Section 11.4 shall be effective service of process against it for any such action brought in any such court, (iv) waives and hereby irrevocably waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in any such court and (v) agrees that a final judgment in any such action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(c)          Notwithstanding anything herein to the contrary, the Parties agree that any claim, controversy or dispute of any kind or nature (whether based upon contract, tort or otherwise) involving a Financing Source that is in any way related to this Agreement, or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Debt Financing shall be governed by, and construed in accordance with, the Laws of the State of New York without regard to conflict of law principles (other than Sections 5-1401 and 5-1402 of the New York General Obligations Law).

(d)          Subject to Section 11.1(a), to the extent that any Party hereto has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, each such Party hereby irrevocably (i) waives such immunity in respect of its obligations with respect to this Agreement and (ii) submits to the personal jurisdiction of any court described in Section 11.1(a).

(e)          TO THE FULLEST EXTENT PERMITTED BY LAW, THE PARTIES HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) BROUGHT BY ANY PARTY AGAINST ANOTHER PARTY IN ANY MATTER WHATSOEVER ARISING OUT OF OR IN RELATION TO OR IN CONNECTION WITH THIS AGREEMENT OR ARISING OUT OF OR RELATING TO THE DEBT FINANCING OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING ANY ACTION, PROCEEDING OR COUNTERCLAIM AGAINST ANY FINANCING SOURCE.

Section 11.2          Amendment and Modification. This Agreement may be amended, modified or supplemented only by written agreement of Buyer and Sellers; provided that, to the extent any amendment, supplement, modification or waiver of Section 9.2(b), Section 11.1, this Section 11.2, Section 11.5, Section 11.6, Section 11.15, Section 11.17 or the definition of Lenders or Financing Sources (or any amendment, supplement, modification, or waiver of any other provision of this Agreement that would modify the substance of Section 6.20, Section 9.2(b), Section 11.1, this Section 11.2, Section 11.5, Section 11.6, Section 11.15, Section 11.17 or the definition of Lenders or Financing Sources) is sought that is adverse to the rights of the Financing Sources, such amendment, supplement, modification or waiver shall not be effective without the prior written consent of the Lenders. For the avoidance of doubt, the consent right in this Section 11.2 is held by the Lenders, and the independent enforcement rights of the Financing Sources under Section 11.6 do not require consent or action by Buyer or Sellers.

Section 11.3          Waiver of Compliance; Consents. Except as otherwise provided in this Agreement, any failure of any of the Parties to comply with, or any default, misrepresentation, or breach of warranty regarding any obligation, covenant, agreement or condition in this Agreement, whether intentional or not, may be waived by the Party entitled to the benefits thereof only by a written instrument signed by the Party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition, or such default, misrepresentation, or breach of warranty shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Except as otherwise expressly provided in this Agreement, for the avoidance of doubt, no failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege nor affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No notice to or demand on any of the Parties in any case shall entitle such Party to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of any Party to any other or further action in any circumstances without notice or demand. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

Section 11.4          Notices. Any notice, demand or communication required or permitted under this Agreement shall be in writing and delivered personally, by reputable overnight delivery service or other courier or by certified mail, postage prepaid, return receipt requested, or by e-mail, and shall be deemed to have been duly given (a) as of the date of delivery if delivered personally or by overnight delivery service or other courier (if delivered prior to 5:00 p.m. Houston, Texas time or, if thereafter, then as of the next Business Day), or in the case of e-mail (with acknowledgment of receipt), or (b) on the date receipt is acknowledged if delivered by certified mail, addressed as follows or to such other address as a Party may specify by notice given in accordance with this Section 11.4; provided that, a notice of a change of address shall be effective only upon receipt thereof:

If to Pilot OFS or Sellers’ Representative to:

Pilot OFS Holdings LLC
c/o Pilot Travel Centers LLC
20 Greenway Plaza, Suite 1050
Houston, TX 77046
Attention: Greg Whiting
Email: [***]

with a copy (which shall not constitute notice) to:

Pilot OFS Holdings LLC
c/o Pilot Travel Centers LLC
20 Greenway Plaza, Suite 1050
Houston, TX 77046
Attention: Pilot Legal
Email: [***]

Bracewell LLP
711 Louisiana St., Suite 2300
Houston, Texas 77002
Attention: Thomas Tomlinson
Email: tom.tomlinson@bracewell.com

If to Seller Parent to:

Pilot Travel Centers LLC
20 Greenway Plaza, Suite 1050
Houston, TX 77046
Attention: Jesus Guerra
Email: [***]

with a copy (which shall not constitute notice) to:

Pilot Travel Centers LLC
20 Greenway Plaza, Suite 1050
Houston, TX 77046
Attention: Pilot Legal
Email: [***]

Bracewell LLP
711 Louisiana St., Suite 2300
Houston, Texas 77002
Attention: Thomas Tomlinson
Email: tom.tomlinson@bracewell.com

If to Minerva to:

Instar Asset Management Inc.

66 Wellington Street West, Suite 3410

Toronto, Ontario M5K 1E7

Attention: Gregory Smith

E-mail: [***]

with a copy (which shall not constitute notice) to:

King & Spalding LLP

1290 Avenue of the Americas

New York, NY 10104

E-mail: jmelmed@kslaw.com

Attention: Jonathan Melmed

If to Buyer to:

Select Water Solutions, LLC
c/o Select Water Solutions, Inc.
1820 North I-35
Gainesville, Texas
Attention: Robert Wilson
Email: [***]

with a copy (which shall not constitute notice) to:

Vinson & Elkins L.L.P.
845 Texas Ave., Suite 4700
Houston, Texas 77002
Attention: Benji Barron
Email: bbarron@velaw.com

Section 11.5          Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. No Party may assign or transfer this Agreement or any of its rights, interests or obligations under this Agreement without the prior written consent of the other Parties in their sole discretion; provided, that Buyer shall have the right to assign this Agreement or any of its rights, interests or obligations under this Agreement to any of its Affiliates without the consent of Sellers’ Representative, but no such assignment by Buyer shall release Buyer from any of its obligations under this Agreement; provided, further, that no consent shall be required in the case of a collateral assignment for security purposes under Buyer’s Debt Financing Documents. Any attempted assignment or transfer in violation of this Agreement shall be null, void and ineffective.

Section 11.6          Third Party Beneficiaries. Nothing in this Agreement, express or implied, shall entitle any Person other than Buyer and Sellers to any claim, cause of action, remedy or right of any kind, except the rights expressly provided to the Persons described in Section 6.2, Section 6.4, Article X, Section 11.14, and Section 11.17, in each case, only to the extent such rights are exercised or pursued, if at all, by Buyer or Sellers acting on behalf of such Person (which rights may be exercised in the sole discretion of the applicable Party hereunder). Notwithstanding the foregoing: the Financing Sources shall be express third-party beneficiaries of Section 6.20, Section 9.2(b), Section 11.1, Section 11.2, Section 11.5, this Section 11.6, Section 11.15 and Section 11.17, each such Section shall expressly inure to the benefit of the Financing Sources, and (a) the Financing Sources shall be entitled to rely upon and enforce each such Section independently and without action by Buyer or Sellers. Notwithstanding anything herein, in no event shall any Financing Source have any right or claim to any portion of the Termination Fee under any circumstances. The Parties reserve the right to amend, modify, terminate, supplement or waive any provision of this Agreement or this entire Agreement without the consent or approval of any other Person, except as expressly provided in Section 11.2, and (b) no Party hereunder shall have any direct liability to any permitted third-party beneficiary, except as expressly provided herein.

Section 11.7          Entire Agreement. This Agreement (including the Schedules and Exhibits hereto), the Seller Agreement (solely among the parties thereto) and the other Transaction Documents constitute the entire agreement and understanding of the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both oral and written, between the Parties with respect to such subject matter.

Section 11.8          Severability. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable Law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect by a court of competent jurisdiction, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties.

Section 11.9          Representation by Counsel. Each Party agrees that it has been represented by independent counsel of its choice during the negotiation and execution of this Agreement and the documents referred to herein, and that it has executed the same upon the advice of such independent counsel. Each Party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto shall be deemed the work product of each Party and may not be construed against any Party by reason of its preparation. Therefore, the Parties waive the application of any Law providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

Section 11.10          Disclosure Schedules. The inclusion of any information (including dollar amounts) in any Schedule of the Seller Disclosure Schedules shall not be deemed to be an admission or acknowledgment by Sellers that such information is required to be listed on such Schedule of the Seller Disclosure Schedules or is material to or outside the ordinary course of the business of Sellers or the Company Group. The information contained in this Agreement, the Exhibits and the Schedules is disclosed solely for purposes of this Agreement, and no information contained in this Agreement, the Exhibits or the Schedules shall be deemed to be an admission by any Party to any third Person of any matter whatsoever (including any violation of a legal requirement or breach of contract). Any exception, qualification or other disclosure set forth on the Schedules with respect to a particular representation, warranty or covenant contained in this Agreement shall be deemed to be an exception, qualification or other disclosure with respect to all other representations, warranties and covenants contained in this Agreement to the extent any description of facts regarding the event, item or matter disclosed is adequate so as to make readily apparent that such exception, qualification or disclosure is applicable to such other representations, warranties or covenants whether or not such exception, qualification or disclosure is so numbered.

Section 11.11          Facsimiles; Counterparts. This Agreement may be executed in one or more counterparts, each of which, when executed, shall be deemed to be an original and all of which together shall constitute one and the same document. Any Party’s delivery of any executed counterpart signature page by facsimile (or electronic .pdf format transmission) is as effective as executing and delivering this Agreement in the presence of the other Parties, and such signature shall be deemed binding for all purposes hereof, without delivery of an original signature being thereafter required.

Section 11.12          Privileged Communications. As to all communications among Bracewell LLP, on the one hand, Sellers, and any member of the Company Group, or their respective Affiliates and representatives, on the other hand, that relate in any way to the transactions contemplated by this Agreement that constitute attorney-client privileged communications or are otherwise privileged under applicable Law (collectively, the “Privileged Communications”), the privilege and the expectation of client confidence belongs to Sellers and may be controlled by Sellers and shall not pass to or be claimed by Buyer, the Company Group, or any of their respective Affiliates. The Privileged Communications are the property of Sellers, and from and after the Closing Date, none of Buyer, the Company Group, or any of their respective Affiliates, nor any Person purporting to act on behalf of Buyer, the Company Group, or any of their respective Affiliates will seek to obtain such Privileged Communications, whether by seeking a waiver of the privilege or through other means; provided that, nothing herein shall (a) limit Buyer’s rights to access and use information contained in the books and records of the Company Group delivered at Closing (other than the Privileged Communications themselves) or (b) restrict Buyer or the Company Group’s ability to assert attorney-client privilege with respect to any post-Closing communications with counsel. As to any such Privileged Communications prior to the Closing Date, none of Buyer, the Company Group, or any of their respective Affiliates, successors or assigns, may disclose, use or rely on any of the Privileged Communications after the Closing; provided that, nothing herein shall preclude disclosure by Buyer, the Company Group, or any of their respective Affiliates, successors or assigns where such Privileged Communications are required to be produced in connection with a dispute with a third party, so long as such disclosure does not waive privilege as against Sellers. The Privileged Communications may be used by Sellers and their respective Affiliates in connection with any dispute that relates in any way to the transactions contemplated by this Agreement.

Section 11.13          Certain Waivers. The Parties (including the Company Group following Closing) agree that, following the Closing, Bracewell LLP may serve as counsel to Pilot OFS and its Affiliates in connection with any matters related to this Agreement and the transactions contemplated hereby, including any dispute arising out of or relating to this Agreement and the transactions contemplated hereby, notwithstanding any representation by Bracewell LLP of the Company Group prior to the Closing Date. Buyer and its Affiliates hereby (a) consent to Bracewell LLP’s representation of the Company Group, Pilot OFS and their respective Affiliates in connection with any matters related to this Agreement and the transactions contemplated hereby, and (b) waive any claim they have or may have that Bracewell LLP has a conflict of interest or is otherwise prohibited from engaging in such representation of Pilot OFS, including any claim based on any representation by Bracewell LLP of Pilot OFS and the Company Group prior to the Closing.

Section 11.14          Affiliate Liability. Each of the following is herein referred to as a “Non-Recourse Party”: (a) any past, present or future direct or indirect holder of Equity Interests or Equity Securities in any Party (whether limited or general partners, members, stockholders or otherwise), and each of their respective Affiliates and any investment fund or other Person organized by or managed by any of the foregoing Persons, (b) any past, present or future director, officer, employee, representative or agent of (i) any Party and/or (ii) any Person who is listed in clause (a) or who controls Sellers, or (c) any portfolio company of any Person described in clause (a) or (b) (other than Buyer, Sellers, the Company Group or any Person controlled by Buyer, Sellers or the Company Group). Except for those Persons expressly named as Parties to this Agreement and other than for claims of Fraud, no Non-Recourse Party shall have any liability or obligation to in connection with or under this Agreement, or the transactions contemplated herein, and each party hereto, for itself and on behalf of its Representatives and Affiliates, hereby waives and releases all claims of any such liability and obligation. Except in the case of Fraud, this Agreement may only be enforced against, and any dispute, controversy, matter or claim based on, related to, or arising out of this Agreement, or the negotiation, performance or consummation of this Agreement, may only be brought against, the entities that are expressly named as Parties, and then only with respect to the specific obligations set forth herein with respect to such Party. Each Non-Recourse Party is expressly intended as a third-party beneficiary of this Section 11.14.

Section 11.15          Specific Performance.

(a)          Each Party hereby acknowledges and agrees that the rights of each Party to consummate the transactions contemplated hereby are special, unique and of extraordinary character and that, if any Party violates or fails or refuses to perform any covenant or agreement made by it herein, the non-breaching Party may be without an adequate remedy at Law. If any Party violates or fails or refuses to perform any covenant or agreement made by such Party herein, the non-breaching Party, subject to the terms hereof and in addition to any remedy at Law for damages or other relief permitted under this Agreement, may (at any time prior to the valid termination of this Agreement pursuant to Article IX) institute and prosecute an action in any court of competent jurisdiction to enforce specific performance of such covenant or agreement or seek any other equitable relief, without the necessity of proving actual damages or posting of a bond.

(b)          Notwithstanding anything to the contrary in this Agreement (including Section 11.15(a)), Sellers shall be entitled to specific performance to cause Buyer to consummate the Closing only if:

(i)          all of the conditions to Closing set forth in Section 7.1 and Section 7.2 have been and continue to be satisfied or waived (other than conditions that by their terms, are to be satisfied at the Closing (and which are capable of being satisfied));

(ii)          the proceeds of the Debt Financing or the debt securities described in Section 6.16(d) are available to Buyer;

(iii)          Buyer has failed to consummate the Closing on or prior to the date required pursuant to Section 8.1; and

(iv)          each Seller has irrevocably notified Buyer in writing that such Seller is ready, willing and able to effect the Closing if specific performance is granted, and if the Debt Financing is funded, the Closing will occur.

Section 11.16          Time is of the Essence. This Agreement contains a number of dates and times by which performance or exercise of rights is due, and the Parties intend that each and every such date and time be the firm and final date and time, as agreed. For this reason, each Party hereby waives and relinquishes any right it might otherwise have to challenge its failure to meet any performance or rights election date and time applicable to it on the basis that its late action constitutes substantial performance. Without limiting the foregoing, time is of the essence in this Agreement.

Section 11.17          Financing Sources. Notwithstanding anything to the contrary contained herein, neither the Buyer nor any of its Subsidiaries or any of their respective Representatives (other than, in the case of Buyer as a party to the Debt Commitment Letter, pursuant to the Debt Commitment Letter) nor any Seller Related Party, shall have any rights or claims against any Financing Source, nor shall any Financing Source have any liability whatsoever to any Buyer or any of its Subsidiaries or any of their respective Representatives (other than, in the case of Buyer as a party to the Debt Commitment Letter, pursuant to the Debt Commitment Letter) or any Seller Related Party, in connection with this Agreement, the purchase and sale of the Acquired Interests, the Debt Financing or the transactions contemplated hereby or thereby, whether at law or equity, in contract, in tort or otherwise, including in each case, whether arising, in whole or in part, out of comparative, contributory or sole negligence by any Financing Source; provided that, following consummation of the purchase and sale of the Acquired Interests, the foregoing will not limit the rights of the parties to the Debt Financing under any Debt Financing Document related thereto. In addition, in no event will any Financing Source be liable for consequential, special, exemplary, punitive or indirect damages (including any loss of profits, business or anticipated savings) or damages of a tortious nature. Each of the Parties hereto agrees that this provision shall be interpreted, and any action relating to this provision shall be governed by the laws of the State of New York.

[Signature pages follow]

IN WITNESS WHEREOF, each Party has caused this Agreement to be executed by its respective duly authorized officers as of the date first above written.

SELLER:

Pilot OFS Holdings LLC
(in its capacity as a Seller and in its capacity as the Sellers’ Representative)

By:	/s/ Jesús Guerra
Name:	Jesús Guerra
Title:	President

Signature Page to

Membership Interest Purchase Agreement

SELLER:

Minerva Infrastructure IA LLC

By:	/s/ Gregory J. Smith
Name:	Gregory J. Smith
Title:	President

Signature Page to

Membership Interest Purchase Agreement

SELLER PARENT:

Pilot Travel Centers LLC, solely for purposes of Section 6.4 and Section 9.4

By:	/s/ Jeremy Osterstock
Name:	Jeremy Osterstock
Title:	EVP, Chief Financial Officer

Signature Page to

Membership Interest Purchase Agreement

BUYER:

Select Water Solutions, LLC

By:	/s/ Christopher K. George
Name:	Christopher K. George
Title:	Executive Vice President and Chief Financial Officer

Signature Page to

Membership Interest Purchase Agreement

Exhibit A
Definitions

“30 Day VWAP” means, for the most recent thirty trading days of the Parent Class A Common Stock:

Where P = Daily VWAP for a trade day; and

Where V = the daily traded volume of the Parent Class A Common Stock for the trade day associated with P as reported by the New York Stock Exchange.

“Accounting Firm” is defined in Section 2.3(c).

“Accounting Rules” means GAAP, as applied consistently and without modification of such accounting principles, except such deviations that are expressly noted on Schedule 1.1(a) of the Seller Disclosure Schedules.

“Accrued Dividends” is defined in Section 2.7(a).

“Accrued STI” means (a) the guaranteed short-term incentive payments and supplemental bonus payments described in those certain letter agreements set forth on Schedule 1.1(b) and (b) the guaranteed short-term incentive payments communicated verbally to Employees as described on Schedule 1.1(b).

“Acquired Interests” is defined in the recitals to this Agreement.

“Actual Cash Amount” is defined in Section 2.3(c).

“Actual Debt Amount” is defined in Section 2.3(c).

“Actual Net Working Capital Amount” is defined in Section 2.3(c).

“Actual Transaction Expenses” is defined in Section 2.3(c).

“Adjusted Cash Consideration” is defined in Section 2.2(a)(i).

“Adjusted Purchase Price” is defined in Section 2.2(a)(ii).

“Adverse Effect on Financing” is defined in Section 6.16(a).

“Affiliate” means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, a specified Person; provided, however, that in no event shall (a) any Affiliate of either Seller (other than the Company Group or any other Affiliates that are involved in the Business) be deemed an Affiliate of the Company or (b) any Affiliate of either Seller that is an operating or portfolio company be deemed an Affiliate of such Seller except that in the case of clauses (a) and (b), “Affiliate” shall include such Persons for purposes of Section 3.7 (Brokers’ Fee), Section 3.10 (Ownership of Parent Class A Common Stock), Section 4.7 (Brokers’ Fee), Section 4.22 (Affiliate Transactions), Section 6.12 (Confidentiality), Section 6.14 (Termination of Affiliate Contracts; Intercompany Balances), Section 6.18 (Standstill), Section 6.20 (Disclaimer and Release), Section 6.29 (No Reliance), Section 11.14 (Affiliate Liability) and the definitions of Affiliate Contracts, Material Contracts, Non-Company Affiliates and Non-Recourse Party. A Person shall be deemed to control another Person if such first Person possesses, directly or indirectly, the power to direct, or cause the direction of, the management and policies of such other Person, whether through the ownership of voting securities, by contract or otherwise. Buyer shall not be considered an Affiliate of any member of the Company Group for purposes of this Agreement, unless otherwise expressly stated herein, until following the Closing. The Company and each member of the Company Group shall be considered Affiliates of each Seller with respect to periods of time prior to and including the Closing and Affiliates of Buyer with respect to periods of time following the Closing.

“Affiliate Contracts” means any Contract or other arrangement (other than Employee Benefit Plan, Organizational Document or similar Contract) between (a) the Company, on the one hand, and (b) (i) Sellers or any of their Non-Company Affiliates or (ii) any director, manager, member, employee or officer of Sellers or any of their Non-Company Affiliates, on the other hand.

“Aggregate Equity Value” is defined in Section 2.7(b).

“Agreement” is defined in the preamble to this Agreement.

“Allocation” is defined in Section 2.5(b).

“Anti-Corruption Laws” means the United States Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), see 15 U.S.C. § 78dd-1, et seq.; U.S. laws prohibiting domestic bribery and corruption, see e.g., 18 U.S.C. §§ 201, 666, 1346; and any and all other applicable anti-corruption laws.

“Anti-Money Laundering Laws” means the Laws of the United States and any other applicable jurisdiction relating to money laundering, drug trafficking, terrorist-related activities, or other money laundering predicate crimes under any applicable Law, including but not limited to the Currency and Foreign Transactions Reporting Act of 1970 (otherwise known as the Bank Secrecy Act) and the USA PATRIOT Act.

“Assignment of Interests” is defined in Section 8.2(b).

“Audited Financial Statements” is defined in Section 4.9(a).

“Authorized Person” means, with respect to a Party, any director or officer of such Party expressly authorized to act on behalf of such Person in performance of the Transaction Documents.

“Balance Sheet Date” means December 31, 2025.

“Beneficially Own”, “Beneficial Owner” and “Beneficial Ownership” with respect to any security, means ownership by any Person who, directly or indirectly, through any Contract, arrangement, understanding, relationship or otherwise, has or shares (a) voting power which includes the power to vote, or to direct the voting of, such security; and/or (b) investment power which includes the power to dispose, or to direct the disposition of, such security; and shall otherwise be interpreted in accordance with the term “beneficial ownership” as defined in Rule 13d-3 adopted by the SEC under the Exchange Act.

“Business” means the development, ownership, operation, maintenance and management by the Company Group of its water disposal wells, related water pipelines, gathering systems, facilities and equipment, and other material assets for the receipt, transportation, sourcing, storage, treatment, recycling, handling and disposal of completion water and other fluids or wastes required for, produced or generated in connection with oil and gas exploration, development and production activities, together with any other activities conducted by the Company that are incidental, or reasonably related, thereto.

“Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banks in Houston, Texas are authorized or obligated to be closed by applicable Laws.

“Buyer” is defined in the preamble to this Agreement.

“Buyer 401(k) Plan” is defined in Section 6.13(d).

“Buyer Benefit Plans” is defined in Section 6.13(f).

“Buyer Disclosure Schedules” means the disclosure schedule to this Agreement prepared by Buyer and delivered to Sellers on the Execution Date.

“Buyer Fundamental Representations” means the representations and warranties made by Buyer set forth in Section 5.1 (Organization; Qualification), Section 5.2 (Authority; Enforceability), Section 5.3(a) (Non-Contravention) and Section 5.9 (Brokers’ Fee).

“Buyer Indemnified Parties” and “Buyer Indemnified Party” is defined in Section 9.4(a).

“Buyer Insurance Claims” is defined in Section 6.24(a).

“Buyer Material Adverse Effect” means any circumstance, change, fact, condition, event, effect, occurrence or development (an “Effect”) that, alone, or together with any other Effect, has had or would reasonably be expected to have, a material adverse effect on the ability of Buyer to consummate the transactions contemplated by this Agreement by the Outside Date.

“Buyer Prepared Returns” is defined in Section 10.1(b).

“Buyer Severance Plan” is defined in Section 6.13(e).

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act of 2020, as amended.

“Cash” means, as of the time of determination, all cash and cash equivalents (including marketable securities to the extent immediately available and convertible to cash within thirty (30) days without penalty but excluding any restricted cash, deposits and credit card receivables) in each case freely usable by and available to the Company Group, calculated on a consolidated basis, determined in accordance with the Accounting Rules.

“Cash Consideration” is defined in Section 2.2(a)(i).

“Casualty Loss” is defined in Section 6.9.

“Casualty Loss Amount” means (a) in the case of a Casualty Loss, the cost of restoring the asset damaged or destroyed by such event to a condition reasonably comparable to its condition immediately prior to such Casualty Loss (without giving effect to any insurance proceeds) or (b) in the case of a condemnation event, the condemnation value therefor.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq.

[***]

“Claim Notice” is defined in Section 9.4(e)(i).

“Closing” is defined in Section 8.1.

“Closing Cash Amount” means the amount of Cash as of immediately prior to the Closing following the Closing Distribution.

“Closing Compensation” means (a) the guaranteed base salary payments described in those certain letter agreements set forth on Schedule 1.1(e), (b) the success bonuses described in those certain letter agreements set forth on Schedule 1.1(e) and (c) each other retention, sale, change of control or similar compensatory payment due and payable by the Company Group to any current or former director, officer or employee thereof solely as a result of the consummation of the transactions contemplated by this Agreement (whether payable at or following the Closing), but excluding, for the avoidance of doubt, the Accrued STI.

“Closing Date” is defined in Section 8.1.

“Closing Debt Amount” means the amount of Debt of the Company outstanding as of immediately prior to the Closing; provided that, Debt under the Credit Agreement shall not be included in the “Closing Debt Amount” to the extent that it is repaid in accordance with this Agreement at the Closing.

“Closing Distribution” means the distribution to be made by the Company Group such that, at the close of business on the day prior to the Closing Date, the amount of Cash of the Company Group is equal to $[***].

“Closing Net Working Capital Amount” means the amount of Net Working Capital as of 12:01 a.m. Central Time on the Closing Date.

“Closing Payment” means an amount equal to the Adjusted Cash Consideration on the Closing Date less the Escrow Amount less the Payoff Amount; provided that, for purposes of calculating Minerva’s Seller Share of the Closing Payment, the Closing Payment shall not be reduced by the Escrow Amount.

“Closing Share Price” means an amount equal to the 30 Day VWAP as of the trading day immediately prior to the Closing Date.

“Closing Transaction Expenses” means the amount of Transaction Expenses the Company has incurred, but remain unpaid, as of immediately prior to Closing.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” is defined in the recitals to this Agreement.

“Company 401(k) Plan” is defined in Section 6.13(d).

“Company Assets” is defined in Section 4.30(a).

“Company Group” is defined in the recitals to this Agreement.

“Company Group Defendants” is defined in Section 6.4(b).

“Company LLCA” means that certain Third Amended & Restated Limited Liability Company Agreement of the Company entered into on September 30, 2022.

“Company Subsidiaries” is defined in the recitals to this Agreement.

“Company Systems” is defined in Section 4.20(d).

“Compliant” means, with respect to the Financing Information, that (a) such Financing Information does not include any untrue statement of a material fact or omit to state any material fact necessary in order to make such Financing Information, in the light of the circumstances in which it is used, not misleading, (b) such Financing Information complies in all material respects with all applicable requirements of Regulation S-K and Regulation S-X under the Securities Act and (c) the financial statements included in the Financing Information would not be required to be updated pursuant to the age of the financial statement requirements of Rule 3-12 of Regulation S-X under the Securities Act (and not be “stale”) as if such financial statements were included in a filing on such day (it being acknowledged that such Financing Information shall, without limitation, be considered stale upon such time as Parent has made available its financial statements as of the end of, and for, a more recent fiscal period).

“Confidential Information” is defined in Section 6.12(b).

“Confidentiality Agreement” means that certain Non-Disclosure Agreement, dated as of July 30, 2025, by and between the Company and Buyer.

“Consent” means any Permit, clearance, consent, approval, authorization, amendment, expiration or termination of applicable waiting period (including any extension thereof), exemption, waiver or variance.

“Consolidated Group” means any affiliated, combined, consolidated, unitary or similar group with respect to any Taxes, including any affiliated group within the meaning of Section 1504 of the Code electing to file consolidated U.S. federal income Tax Returns and any similar group under U.S. state or local or non-U.S. law.

“Contingent Contract” means [***].

“Contingent Contract Customer” means [***].

“Contingent Event Trigger” means the occurrence of the first day on which all of the following have occurred: [***].

“Contingent Payment” means Fifteen Million Dollars ($15,000,000.00), as adjusted in accordance with Section 2.4, which shall be payable in accordance with Section 2.4.

“Contract” means any contract, agreement (including any side letter agreement), subcontract, lease, sublease, license, note, evidence of indebtedness, deed, mortgage, security agreement, note, commitment obligations, undertaking, indenture, purchase order, understanding, instrument or other arrangement (including any and all amendments and modifications thereto), whether written or oral.

“Controlled Group Liability” means any and all liabilities of the Company (or any of its Affiliates that are required to be treated as a single employer with the Company pursuant to Section 414(b), (c), (m) or (o) of the Code) (a) under Title IV of ERISA, (b) under Sections 206(g), 302 or 303 of ERISA, (c) under Sections 412, 430, 431, 436 or 4971 of the Code, or (d) as a result of the failure to comply with the continuation of coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, in each case relating to any employee benefit plan sponsored by any such Affiliate other than a member of the Company Group.

“Credit Agreement” means that certain Loan Agreement by and between the Company and Pilot Travel Centers LLC, a Delaware limited liability company, dated as of September 30, 2022 (as amended, restated, amended and restated, supplemented or otherwise modified).

“Credit Agreement Liens” means the Liens securing the obligations of the Company incurred in connection with the Credit Agreement.

“Creditors’ Rights” means (a) applicable bankruptcy, insolvency, reorganization, moratorium, and other Laws of general application, heretofore or hereafter enacted or in effect, affecting the rights and remedies of creditors generally and (b) the exercise of judicial or administrative discretion in accordance with general equitable principles, including as to the availability of the remedy of specific performance or other injunctive relief.

“Customs & Trade Laws” means all applicable export, re-export, import, customs and trade, and anti-boycott Laws or programs administered, enacted or enforced by any Governmental Authority, including: (a) the U.S. Export Administration Regulations, the U.S. International Traffic in Arms Regulations, and the import Laws administered by U.S. Customs and Border Protection; (b) the anti-boycott Laws administered by the U.S. Departments of Commerce and Treasury; and (c) any other similar export, re-export, import, anti-boycott, or other trade Laws or programs in any relevant jurisdiction to the extent they are applicable to the Company Group.

“D&O Indemnified Persons” means each Person who is now, or has been at any time prior to the Execution Date or who becomes prior to the Closing, a manager, director, or officer of the Company Group.

“D&O Policy” is defined in Section 6.4(b).

“Daily VWAP” means the arithmetic average of the Parent Class A Common Stock opening and closing stock price as reported by the New York Stock Exchange.

“Data Room” means, together, the electronic data room named (i) “Project Trident” established and maintained by Datasite and (ii) Quorum On Demand Land maintained by Quorum Business Solutions (U.S.A.), Inc., in each case, on behalf of Sellers.

“Debt” means, as of the time of determination, with respect to any Person, without duplication, calculated on a consolidated basis: (a) all indebtedness for borrowed money (including all principal, accrued interest, premiums, penalties, termination fees or breakage fees but excluding trade accounts payable), (b) indebtedness evidenced by any bond, debenture, notes, mortgage or other debt instrument or debt security, (c) indebtedness for borrowed money secured by a Lien on assets or properties of such Person, (d) any obligation to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, only in the case where such obligation is classified as a capital lease on the Financial Statements, (e) any obligations, contingent or otherwise, under letters of credit, surety bonds, performance bonds, or similar facilities other than trade payables, in each case, to the extent drawn, (f) any capital lease obligations or finance lease in the applicable financial statements or required to be so classified in accordance with Accounting Rules, (g) all obligations that would be payable upon the hypothetical termination as of the Closing (whether or not actually terminated) of any interest rate swap, currency swap, forward or interest rate contracts or other hedging arrangements, (h) all obligations created or arising under any deferred or unpaid purchase price, “seller financing” arrangements, conditional sale of other property or assets or title retention agreements or arrangements (other than trade payables arising in the ordinary course), (i) any Liabilities that are not terminated in accordance with Section 6.14, (j) any obligations and liabilities consisting of (I) accrued, earned or unpaid severance, retention or similar benefits, (II) accrued, earned or unpaid compensation (including vacation time or similar paid-time-off) bonuses, commissions or similar incentive payments, (III) any unfunded or underfunded pension or pension-like liabilities or obligations and any unfunded or underfunded post-retirement and post-employment benefits, liabilities or obligations, and (IV) any nonqualified deferred compensation plan, programs, agreements or arrangements, in each case of clauses (I) through (IV) together with the employer’s portion of all payroll, employment, unemployment, social security or similar Taxes in connection with the amounts described in clauses (I) through (IV), (k) guarantees with respect to any of the foregoing and (l) any obligations in the nature of accrued fees, interest, premiums, breakage or make-whole payments or penalties with respect to any of the foregoing; provided that with respect to the foregoing, Debt shall not include any Closing Compensation or the Accrued STI.

“Debt Commitment Letter” means the executed debt commitment letter(s), each dated September 23, 2026, among Buyer and the lenders party thereto (the “Lenders”), including any exhibit or schedule thereto and any amendment, restatement, modification or replacement thereof in accordance with the terms hereof.

“Debt Financing” means any debt financing incurred or intended to be incurred pursuant to the Debt Commitment Letter (including any debt securities contemplated thereby to be issued in lieu of the facilities thereunder) and any bank financing, bond offering, note issuance or other securities offering to fund any or part of the Adjusted Purchase Price or to refinance any indebtedness of the Company Group in connection with the transactions contemplated by this Agreement.

“Debt Financing Documents” means the agreements, documents and certificates (including schedules, exhibits and amendments thereto) contemplated by the Debt Financing, including but not limited to: (a) all credit agreements, credit agreement amendments, indentures, loan documents, intercreditor agreements and security documents pursuant to which the Debt Financing will be governed and any ISDAs and schedules thereto for hedges relating to the Debt Financing; (b) officer, secretary, perfection, solvency and other customary certificates, legal opinions, organizational documents, good standing certificates, lien searches, and authorizing resolutions; and (c) agreements, documents or certificates that facilitate the creation or perfection of liens securing the Debt Financing (including original copies of all stock certificates representing equity interests of the Company Group and their Subsidiaries (with transfer powers executed in blank), original copies of all certificates of title representing certain titled assets, control agreements and issuer acknowledgments), in each case, as are requested by Buyer or contemplated by the Debt Commitment Letter.

“Direct Claim” is defined in Section 9.4(e)(i).

“Disposal Wells” is defined in Section 4.30(b).

“Effect” is defined in the definition of Buyer Material Adverse Effect.

“Employee” means each individual employed by any member of the Company Group.

“Employee Benefit Plans” means any (a) pension plan (as defined in Section 3(2) of ERISA) or post-retirement or employment profit-sharing, insurance, health, medical or fringe plan, program, policy or arrangement, (b) “employee benefit plan” (within the meaning of Section 3(3) of ERISA), (c) bonus, incentive or deferred compensation, long-term incentive plan, or equity or equity-based compensation plan, program, policy or arrangement, (d) severance, change in control, employment (other than unwritten at-will employment arrangements that do not provide for severance), individual consulting, retirement, retention or termination plan, program, agreement, policy or arrangement or (e) other compensation or benefit plan, program, agreement, policy, practice, contract or arrangement, whether or not in writing and whether or not subject to ERISA, in each case, sponsored, maintained, contributed to or required to be maintained or contributed to by a member of the Company Group or any ERISA Affiliate thereof for the benefit of any current or former Employee or other individual service provider in respect of the Company Group (or to the extent any obligations thereunder remain outstanding for the benefit of any former employee or other individual service provider in respect of the Company Group), or under which any member of the Company Group, has or may have, any liability (contingent or otherwise).

“Environmental Laws” means any and all Laws pertaining to pollution or contamination (including the prevention or remediation thereof), protection of the indoor or outdoor environment (including ambient air, soil, surface water, groundwater, sediments, subsurface strata), natural resources, coastal resources, endangered or threatened species, wildlife, wetlands, occupational health or safety, or the presence of, exposure to, or management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal, remediation, Release, threatened Release or handling of Hazardous Substances. The term “Environmental Laws” includes the following, as amended: (a) CERCLA; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act of 1976, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; the Clean Air Act, 42 U.S.C. §§ 7401 et seq.; the National Environmental Policy Act, 42 U.S.C. § 4321, et seq.; the Safe Drinking Water Act, 42 U.S.C. § 300f et seq.; the Occupational Safety and Health Act, 29 U.S.C. § 651 et seq.; the Hazardous Materials Transportation Act, 49 U.S.C. § 5101 et seq.; the Endangered Species Act, 16 U.S.C. § 1531 et seq.; the Oil Pollution Act of 1990, 33 U.S.C. § 2701 et seq.; and (b) any similar state or local Laws.

“Equity Consideration” is defined in Section 2.2(a)(ii).

“Equity Consideration Replacement Amount” is defined in Section 2.2(b).

“Equity Interests” means capital stock, partnership or membership interests or units (whether general or limited), and any other interest or participation that confers on a Person the right to receive a share of the profits and/or losses of, or distribution of assets of, the issuing entity.

“Equity Securities” means (a) Equity Interests, (b) subscriptions, calls, warrants, options or commitments of any kind or character relating to, or entitling any Person to acquire, any Equity Interests, and (c) securities convertible into or exercisable or exchangeable for Equity Interests.

“Equity True-Up Amount” is defined in Section 2.7(a).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any Person, any entity, trade or business that is (or at any relevant time was) a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(l) of ERISA that includes such Person, or that is a member of the same “controlled group” as such Person pursuant to Section 4001(a)(14) of ERISA.

“Escrow Agent” means Goldman Sachs Bank USA, a New York state-chartered bank.

“Escrow Agreement” is defined in Section 8.2(e).

“Escrow Amount” means cash in the amount of Ten Million Dollars ($10,000,000.00).

“Escrow Funds” means, at any given time after Closing, the funds remaining in the account in which the Escrow Agent has deposited the Escrow Amount in accordance with the Escrow Agreement, including remaining amounts of income (including interest) actually earned or accrued and after giving effect to any tax distributions required to be made to Sellers’ Representative thereunder.

“Estimated Cash Amount” is defined in Section 2.3(b).

“Estimated Debt Amount” is defined in Section 2.3(b).

“Estimated Net Working Capital Amount” is defined in Section 2.3(b).

“Estimated Settlement Statement” is defined in Section 2.3(b).

“Estimated Transaction Expenses” is defined in Section 2.3(b).

“Excess Amount” is defined in Section 2.3(d)(ii).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Cap” is defined in Section 2.2(a)(ii).

“Excluded Claims” is defined in Section 6.20(b).

“Execution Date” is defined in the preamble to this Agreement.

“FCPA” is defined in the definition of Anti-Corruption Laws.

“Fee Letter” is defined in Section 5.8.

“FERC” means the Federal Energy Regulatory Commission or any successor Governmental Authority.

“Final Cash Amount” is defined in Section 2.3(c).

“Final Cash Consideration” is defined in Section 2.3(d).

“Final Debt Amount” is defined in Section 2.3(c).

“Final Net Working Capital Amount” is defined in Section 2.3(c).

“Final Settlement Statement” is defined in Section 2.3(c).

“Final Transaction Expenses” is defined in Section 2.3(c).

“Financial Reporting Services” is defined in Section 6.26(b).

“Financial Statements” is defined in Section 4.9(a).

“Financing Information” means (a) the unaudited consolidated balance sheet of the Company Group and related unaudited statements of cash operations and cash flows of the Company Group for the year-to-date fiscal period beginning after the most recently completed fiscal year for which financial statements have been provided pursuant to clause (b) below and ended at least forty (40) days prior to the Closing Date (but excluding the fourth quarter of any fiscal year), including the comparable prior-year period, (b) the consolidated audited balance sheet of the Company Group and related consolidated statements of operations and cash flows of the Company Group for the two (2) most recently completed fiscal years ended at least forty-five (45) days prior to the Closing Date, (c) such information reasonably necessary for Buyer to prepare and file pro forma financial statements as required pursuant to the Debt Commitment Letter or as required by Article 11 of Regulation S-X and (d) (i) all other financial statements, business and other financial data of the Company Group as the Buyer and its Affiliates may reasonably request that is required to be included or customarily included, with respect to acquired businesses in documents filed with the SEC or in connection with customary financing transactions and (ii) all other data of the Company Group that is necessary for the Financing Sources to receive customary “comfort” letters (including customary “negative assurance” comfort) from the independent accountants of the Company in connection with the Debt Financing; provided, that notwithstanding the foregoing clauses (a) and (b), Financing Information shall in all events include the unaudited consolidated balance sheet and related unaudited statements of cash operations and cash flows of the Company Group for the year-to-date fiscal period ended at least forty (40) days prior to the Closing Date, but excluding the fourth quarter of any fiscal year, including the comparable prior-year period. Notwithstanding the foregoing, (x) if any Financing Information shall cease to be Compliant or otherwise cease to meet the definition of Financing Information (including as a result of the passage of time requiring updated or additional financial statements to satisfy the age of financial statement requirements of Rule 3-12 of Regulation S-X), then the Financing Information shall not be deemed to have been delivered hereunder until such Financing Information is updated or supplemented (including by providing any roll-forward quarterly financial statements that have become available or any updated annual financial statements) in order to be Compliant or meet the definition of Financing Information, (y) if Deloitte & Touche LLP shall have withdrawn its audit opinion with respect to any of the financial statements included in the Financing Information, then the Financing Information shall not be deemed to have been delivered until a new unqualified audit opinion is delivered with respect to such financial statements by Deloitte & Touche LLP, or another nationally recognized independent public accounting firm reasonably acceptable to the Buyer and (z) if the Company has publicly announced its intention to, or determines that it must, restate any historical financial statements or other financial information included in the Financing Information or any such restatement is under active consideration, then the Financing Information shall be deemed not to have been delivered unless and until such restatement has been completed and the applicable Financing Information has been amended and updated or the Company has publicly announced or informed Buyer that it has concluded that no restatement shall be required in accordance with GAAP.

“Financing Sources” means the Persons (including the Lenders, agents, arrangers, underwriters, initial purchasers and other entities) that have committed to provide or arrange or otherwise entered into agreements in connection with the Debt Financing or alternative debt financings in connection with the transactions contemplated hereby, including any joinder agreements, credit agreements, indentures or other Debt Financing Documents entered into pursuant thereto or relating thereto, together with their respective Affiliates and their respective Affiliates’ officers, directors, employees, agents, Representatives, controlling persons, successors and assigns.

“Fraud” means, with respect to any Person, a misrepresentation or omission of such Person in this Agreement or in any certificate required to be delivered by such Person pursuant to the terms hereof, with (a) the actual knowledge (as opposed to imputed or constructive knowledge) of such misrepresentation or omission and (b) the intention to deceive and induce the Party hereto to which such misrepresentation or omission was made to act and upon such Person relied to its detriment. Under no circumstances shall “Fraud” include any equitable fraud, negligent misrepresentation, promissory fraud, unfair dealings, or torts based on recklessness, negligence or imputed or constructive knowledge.

“GAAP” means generally accepted accounting principles, consistently applied, in the United States of America.

“Government Official” means any officer or employee of a government, a public international organization, or any department, agency, or instrumentality thereof, or any Person acting in an official capacity for such government or organization, including (a) a “foreign official” as defined in the FCPA, (b) an officer or employee of a government-owned, controlled, or operated enterprise, and (c) any non-U.S. political party or party official or any candidate for foreign political office.

“Governmental Authority” means any Person or entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any agency, body, commission, department, board, court, tribunal, arbitration body or authority of the United States or any foreign country, multinational authority, regulatory or administrative agency, bureau, department, commission, legislature, executive, court, or any state, local, tribal, arbitrator(s), or other instrumentality or other body exercising or entitled to exercise any administrative, arbitral, executive, judicial, quasi-judicial, legislative, police, regulatory, taxing authority, power or functions of any nature, in each case, whether domestic or foreign, federal, state or local of the United States or any other foreign jurisdiction, or any state, county, city or other political or other subdivision or similar governing entity thereof.

“Governmental Consents” is defined in Section 3.4.

“Governmental Order” means any order, judgment, injunction, subpoena, decree, writ, stipulation, verdict, determination or award, in each case, issued, rendered, entered or otherwise put into effect by or under any Governmental Authority (in each case whether preliminary or final).

“Hazardous Substances” means (a) each chemical, product, material, substance or waste defined, listed, identified or regulated as or included in the definition of “hazardous substance,” “hazardous material,” “solid waste,” “hazardous waste,” “restricted hazardous waste,” “extremely hazardous waste,” “toxic waste,” “extremely hazardous substance,” “toxic substance,” “toxic pollutant,” or words of similar meaning or import found in any Environmental Law; (b) petroleum, petroleum distillates, petroleum products, natural gas, natural gas liquids, produced water, radioactive materials or wastes, per- and polyfluoroalkyl substances, asbestos or asbestos-containing materials and polychlorinated biphenyls; and (c) any other substance, material or waste regulated by, or for which liability or standards of conduct may be imposed under, any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“ICA” has the meaning set forth in Section 4.13(a).

“Indemnifying Party” is defined in Section 9.4(e)(i).

“Indemnity Cap” means [***].

[***]

“Insurance Policies” is defined in Section 4.21(a).

“Intellectual Property” means all intellectual property and proprietary rights created or arising under United States or foreign Laws, whether registered or unregistered and both statutory and common law rights, including: (a) patents and patent applications, including all reissuances, continuations, continuations-in-part, divisionals, supplementary protection certificates, extensions and re-examinations thereof; (b) trademarks, service marks, logos, designs, trade names, trade dress, Internet domain names, social media accounts, slogans, and other identifiers of source and registrations and applications therefor, including the associated goodwill therewith (“Trademarks”); (c) copyrights and other rights in copyrightable works of authorship (including software) and registrations and applications therefor; and (d) trade secrets, know-how, and other rights in confidential and proprietary information (“Trade Secrets”).

“Intended Tax Treatment” is defined in Section 2.5(a).

“Intercompany Balances” is defined in Section 6.14(a).

“Interim Financial Statements” is defined in Section 4.9(a).

“IRS” is defined in Section 4.19(f).

“Knowledge” means (a) with respect to Pilot OFS (both in its capacity as a Seller and also with respect to the representations and warranties in Article IV), the actual knowledge, after due inquiry, of the Persons listed in Schedule SK of the Seller Disclosure Schedules as identified to be applicable to Pilot OFS and (b) with respect to Buyer, the actual knowledge, after due inquiry, of the Persons listed in Schedule BK of the Buyer Disclosure Schedules.

“Law” means any law (including state and common law), constitution, statute, code, ordinance, order, rule, rule of common law, rulings, regulation, judgment, tariff, decree, injunction, franchise, permit, certificate, license or authorization of any Governmental Authority and any other pronouncements having the effect of law of the United States or of any Governmental Authority or any principle of common law or equity.

“Leased Real Property” is defined in Section 4.8(b).

“Lenders” is defined in the definition of Debt Commitment Letter.

“Liability” means, with respect to any Person, any Debt, obligations, contra-assets, guarantees, commitments or other liability of such Person (whether known or unknown, whether asserted or unasserted, whether absolute, or contingent, whether accrued or unaccrued, whether matured or unmatured, whether liquidated or unliquidated, fixed or otherwise, and whether due or to become due).

“Lien” means any mortgage, deed of trust, trust deed, lease, pledge, claim, hypothecation, lien, encumbrance, license, option, assignment, easements, rights-of-way, title or survey defect, encroachment, covenant, restriction, financing statement, lease, conditional sale contract or other option to purchase real property or similar property interests, right of first refusal or first offer, preemptive right, plat restrictions or deed restrictions, collateral assignment, charge or other security interest, whether voluntary, involuntary or by operation of law, or any matters similar to the foregoing.

“Lock-Up Period” is defined in Section 6.19.

“Losses” means all Liabilities, Taxes, losses, charges, claims, demands, causes of actions, damages, fines, penalties, judgments, settlements, awards, costs and expenses (except with respect to Losses under Section 6.9), including interest, court costs or arbitration fees, reasonable fees and expenses of counsel, accountants and other experts, and other costs and expenses of investigation or defense, in any case whether direct or indirect, known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, matured or unmatured, liquidated or unliquidated, or due or to become due, and whether arising in contract, tort, strict liability or otherwise.

“Major Casualty Event” means the occurrence of any Casualty Loss or condemnation event with respect to the Company Group which would reasonably be expected to result in Casualty Loss Amounts greater than or equal to $100,000,000.00.

“Marketing Period” means the first period of fifteen (15) consecutive Business Days after the date of this Agreement throughout and at the end of which (a) the Buyer shall have been delivered the Financing Information that is and remains Compliant during such period by the Company and (b) all conditions set forth in Section 7.1 and Section 7.2 have been (and remain) satisfied, other than those conditions that by their nature can only be satisfied at Closing, and nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 7.1 or Section 7.2 to fail to be satisfied assuming the Closing were scheduled at any time during such period; provided, that such fifteen (15) consecutive Business Day period shall not include October 12, 2026, November 11, 2026, the period from November 23, 2026 through November 27, 2026, the period from December 21, 2026 through December 25, 2026, December 31, 2026, January 1, 2027, January 18, 2027 and February 15, 2027.

“Material Adverse Effect” means any Effect (whether or not foreseeable or known as of the date of the Closing) that, individually or in the aggregate with any such other effects, events, changes, occurrences, facts, conditions, circumstances or developments, (a) is or would reasonably be expected to be materially adverse to the Business, operations, assets, conditions (financial or otherwise) or results of operations of Sellers or the Company Group, taken as a whole, or (b) would or would reasonably be expected to prevent, materially delay or materially impede the ability of Sellers to perform its obligations under this Agreement or to timely consummate any transaction contemplated by this Agreement or any Transaction Documents; provided, however, that with respect to clause (a), “Material Adverse Effect” shall not include any effect, event, change, occurrence, fact, conditions, circumstance or development, directly or indirectly, arising out of or attributable to: (i) general business, economic, political or financial market conditions; (ii) conditions generally affecting industries in which the Company Group operates, including prices and markets for oil, natural gas and other commodities only to the extent such matters do not disproportionately impact Sellers or the Company Group as compared to other companies operating in the same industry, (iii) any changes in financial or securities markets in general and any fluctuations in currency exchange rates; (iv) acts of war (whether or not declared), armed hostilities or terrorism (including cyberterrorism), or the escalation or worsening thereof; (v) acts of God, earthquakes, any weather-related or other force majeure event or natural disasters; (vi) any action expressly required by this Agreement (other than actions required as a result of Sellers’ or the Company Group’s breach of this Agreement); (vii) changes in applicable Laws or accounting rules, including GAAP or regulatory accounting requirements or interpretations thereof; (viii) the public announcement of the transactions contemplated by this Agreement; (ix) any action taken by Sellers or the Company Group or any Affiliate of Sellers or the Company Group with Buyer’s express written consent; (x) any failure of the Company or Company Group to meet any projections, forecasts or estimates of revenues, earnings or any other financial performance or results of operations (provided, that any Effect underlying such failure may be taken into account if not otherwise excluded under other subclauses of this definition), (xi) the effect of any tariff imposed or similar actions by a Governmental Authority, (xii) epidemics, pandemics or disease outbreaks (including the COVID-19 pandemic), or the worsening thereof, or (xiii) any Casualty Loss; provided further, that any Effect referred to in clauses (i) through (v), (vii) or clauses (xi) through (xii) above shall be taken into account in determining whether a Material Adverse Effect has occurred to the extent (and only to the extent) such Effect has a disproportionate adverse impact on the Company Group, taken as a whole, as compared to other companies operating in the industries in which the Company Group operates.

“Material Contracts” is defined in Section 4.15(a).

“Measurement Date” means the date that is the six (6)-month anniversary following the Closing Date.

“Measurement Date Share Price” means an amount equal to the 30 Day VWAP as of the trading day immediately prior to the Measurement Date.

“Minerva” is defined in the preamble to this Agreement.

“Minerva Contribution Agreement” means that certain Contribution Agreement, dated as of August 26, 2022, by and among Minerva, Horus Infrastructure IA LLC and the Company.

“Mutual Release” is defined in Section 8.2(d).

“Net Working Capital” means an amount (assuming compliance with Section 6.14) equal to (a) current assets (excluding cash or cash equivalents) less (b) current liabilities (excluding any (x) amounts included in the calculation of the Closing Debt Amount and the Closing Transaction Expenses and (y) capital expenditures related to the Contingent Contract and [***] that are included in accrued liabilities or accounts payable, solely to the extent such capital expenditures are not past due under the terms thereof), in each case, as determined in accordance with the Accounting Rules and in accordance with the example as set forth on Schedule 1.1(c) of the Seller Disclosure Schedules, calculated without giving effect to the Closing (other than as contemplated by Section 6.14); provided that, notwithstanding the foregoing, any amounts that are taken into account in determining the other adjustments to the Cash Consideration pursuant to Article II shall be excluded from clause (a) and clause (b) of the foregoing (it being the intention of the Parties that such amounts shall be considered only once for purposes of determining the adjustments to the Cash Consideration). For purposes of calculating Net Working Capital as described above, (i) “current liabilities” shall expressly exclude any cost, expense or liability expressly required to be borne by Buyer, Sellers, or the Company Group under this Agreement (other than the written and verbally communicated guaranteed short-term incentive payments set forth on Schedule 1.1(b), which shall be included in “current liabilities”; provided, that for the avoidance of doubt, any portion of Accrued STI consisting of supplemental bonus payments set forth on Schedule 1.1(b) shall be excluded from “current liabilities”), deferred Tax liabilities and any contingent liabilities and (ii) “current assets” shall expressly exclude any deferred Tax assets and shall only include any current Tax assets to the extent actually available to reduce (but not below zero) unpaid Tax liabilities of the Tax Group Members for any Pre-Closing Tax Period or the pre-Closing portion of any Straddle Period, as applicable. For the avoidance of doubt, any liabilities giving rise to a claim under the R&W Policy shall be excluded from “current liabilities” for purposes of determining Net Working Capital.

“NGA” has the meaning set forth in Section 4.13(a).

“NGPA” has the meaning set forth in Section 4.13(a).

“Non-Company Affiliate” means any Affiliate of Sellers other than the Company and the Company Subsidiaries.

“Non-Recourse Party” is defined in Section 11.14.

“NYSE” means the New York Stock Exchange.

“Objection Notice” is defined in Section 2.3(c).

“OFAC” means U.S. Department of the Treasury’s Office of Foreign Assets Control.

“Option” means, with respect to any Person, any security, right, subscription, warrant, option, phantom stock right, put, call, commitments, preemptive rights, rights of first refusal, rights of first offer or other Contract that gives the right to (a) purchase, subscribe, issue, redeem, acquire or otherwise receive any shares of capital stock or other equity interests of such Person, any security of the kind convertible into or exchangeable or exercisable for any shares of capital stock or other equity interests of such Person, (b) receive or exercise any benefits or rights similar to any rights enjoyed by or accruing to the holder of shares of capital stock or other equity interests of such Person, including any rights to participate in the equity or income of such Person or to participate in or direct the election of any directors or officers of such Person or the manner in which any shares of capital stock or other equity interests of such Person are voted, or (c) obligating such Person to grant, extend or enter into any of the foregoing.

“Organizational Documents” means, with respect to any Person, the articles of incorporation, certificate of incorporation, certificate of formation, certificate of limited partnership, bylaws, limited liability company agreement, operating agreement, partnership agreement and all other similar documents, instruments or certificates executed, adopted or filed in connection with the creation, formation or organization of such Person, including any supplement, amendment to or equivalent of any of the foregoing.

“Outside Date” is defined in Section 9.1(c).

“Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by any member of the Company Group.

“Owned Real Property” is defined in Section 4.8(a).

“Parent” means Select Water Solutions, Inc., a Delaware corporation.

“Parent Class A Common Stock” is defined in Section 2.2(a)(ii).

“Parent Class B Common Stock” is defined in Section 5.11.

“Parent Common Stock” is defined in Section 5.11.

“Parent Financial Statements” is defined in Section 5.12.

“Parent Preferred Stock” is defined in Section 5.11.

“Parent SEC Filings” is defined in Section 5.12.

“Party” and “Parties” are defined in the preamble to this Agreement.

“Pass-Through Income Tax Proceeding” is defined in Section 10.6.

“Pass-Through Income Tax Return” means any IRS Form 1065 and any similar U.S. state or local income Tax Return of a Tax Group Member filed or required to be filed with any Governmental Authority with respect to any Pass-Through Income Taxes.

“Pass-Through Income Taxes” means U.S. federal, state, and local income taxes determined on a flow-through basis (i.e., reported at the entity level but with respect to which items of income, gain, loss or deduction or other Tax attributes or Taxes are allocated to the direct or indirect beneficial owners of the entity) with respect to any Tax Group Member.

“Payoff Amount” is defined in Section 8.3(g)(i).

“Permits” means all permits, approvals, consents, pre-qualifications, variances, waivers, clearances, licenses, franchises, exemptions and other authorizations, consents and approvals and similar rights of or from Governmental Authorities.

“Permitted Contacts” is defined in Section 6.2(c).

“Permitted Equity Liens” means (a) Liens relating to the transferability of securities imposed by federal and state securities laws, (b) Liens that may arise by virtue of any actions taken by Buyer or its Affiliates or its or their successors or assigns, (c) prior to the Closing Date, Credit Agreement Liens (which, for the avoidance of doubt, shall be discharged at or prior to Closing) and (d) Liens arising from or relating to transfer restrictions contained in the Organizational Documents of the Company.

“Permitted Liens” means any and all: (a) Liens for Taxes of the Company Group that are not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; (b) mechanics’, materialmen’s, carriers’, workers’, repairers’, contractors’, subcontractors’, landlords’, employees’ and other similar Liens arising under applicable Law or incurred in the ordinary course of business of the Company Group relating to obligations that are not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established on the applicable Financial Statements in accordance with GAAP; (c) Liens (other than Credit Agreement Liens) encumbering the fee interest of the Leased Real Property or Right-of-Way Real Property that do not, individually or in the aggregate, materially interfere with the operation or use of the Real Property subject thereto by the Company Group; (d) any easement, right of way, covenant, servitude, permit, surface lease, mineral lease, condition, restriction and other rights included in or burdening the assets for the purpose of surface or subsurface operations, roads, alleys, highways, railways, pipelines, transmission lines, transportation lines, distribution lines, power lines, telephone lines, removal of timber, grazing, logging operations, canals, ditches, reservoirs and other like purposes, rights of way, facilities and equipment, in each case, to the extent recorded in the applicable Governmental Authority recording office as of the Execution Date, or which would be reflected or discoverable by any current survey of the applicable property (to the extent any such survey was made available to Buyer) or that do not, individually or in the aggregate, materially interfere with the operation or use of the applicable assets subject thereto by the Company Group; (e) applicable Laws and rights reserved to or vested in any Governmental Authority (including zoning and land use Laws and rights) which are not violated in any material respect by the operation of the Business as currently conducted or any member of the Company Group; (f) rights of any Person to use Right-of-Way Real Property on a non-exclusive basis pursuant to separate instruments between such Persons and the fee owners that do not, individually or in the aggregate, materially interfere with the operation of use of the Real Property subject thereto by the Company Group; (g) any Liens, defects, irregularities or other matters set forth or described on Schedule 1.1(d) of the Seller Disclosure Schedules, other than, on and after the Closing, the Credit Agreement Liens; and (h) terms and conditions of this Agreement or any other Transaction Document.

“Permitted Transferee” means, with respect to Pilot OFS, (a) its Affiliates, (b) any of its limited partners, members or stockholders, (c) a trust for the benefit of any of the foregoing Persons, or (d) any transferee of Pilot OFS approved in writing by Buyer (such approval not to be unreasonably withheld); provided that, as a condition to any such Transfer, (i) the prospective transferee shall have agreed in writing to be bound by the Lock-Up Period restrictions applicable to Pilot OFS and (ii) no such Transfer shall relieve Pilot OFS of its obligations (including, for the avoidance of doubt and without limitation, those in Section 6.25(c)) under this Agreement.

“Person” means any natural person, corporation, limited partnership, general partnership, limited liability company, joint stock company, joint venture, association, company, estate, trust, bank trust company, land trust, business trust or other organization, whether or not a legal entity, custodian, trustee-executor, administrator, nominee or entity in a representative capacity and any Governmental Authority.

“Pilot OFS” is defined in the preamble to this Agreement.

“Pipelines” means all pipelines, transport conduit or interconnection facilities therefor owned or used in connection with the Business.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date.

“Prepaid Contingent Amount” is defined in Section 2.2(b).

“Privileged Communications” is defined in Section 11.12.

“Proceeding” means any action, suit, claim, litigation, charge, grievance, audit, arbitration proceeding, administrative or regulatory investigation, review, audit, proceeding, citation, summons, subpoena of any nature (civil, criminal, regulatory or otherwise) or other legal, equitable, or administrative or regulatory action, process or proceeding, whether at law or in equity, and whether judicial, arbitral or otherwise, in each case, that is commenced, brought, conducted or lead by or before any court, arbitrator, mediator, tribunal or Governmental Authority.

“Progress Date(s)” means any of Material Progress Date I, Material Progress Date II, Material Progress Date III and Material Progress Date IV, in each case as defined in the Contingent Contract.

“Protection Period” is defined in Section 6.13(a).

“PUHCA” has the meaning set forth in Section 4.13(a).

“R&W Policy” means the buyer-side representations and warranties insurance policy (including any policies providing coverage in excess thereof), to be purchased and bound by Buyer prior to the Closing.

“Real Property” means, collectively, all Owned Real Property, Leased Real Property, and Right-of-Way Real Property.

“Real Property Lease” is defined in Section 4.8(b), and for the avoidance of doubt, excludes Rights-of-Way.

“Registered Intellectual Property” is defined in Section 4.20(a).

“Release” means any releasing, depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, migrating, injecting, escaping, leaching, dumping or disposing into the environment.

“Released Claims” is defined in Section 6.20(b).

“Representatives” means, with respect to any Person, such Person’s members, partners, other equityholders, trustees, directors, managers, officers, employees, attorneys, accountants, financial advisors, consultants, other advisors, representatives and other agents acting for or on behalf of such Person.

“Required Amount” is defined in Section 5.8.

“Restricted Person” means any person or entity identified on the U.S. Department of Commerce’s Denied Persons List, Unverified List, Military End User List, or Entity List (or otherwise subject to the restrictions of such lists) or the U.S. Department of State’s Debarred Parties List.

“Retained Employees” is defined in Section 6.13(a).

“Review Period” is defined in Section 2.3(c).

“Rights-of-Way” is defined in Section 4.8(c).

“Right-of-Way Real Property” means the real property subject to Rights-of-Way.

“Rule 144” is defined in Section 6.25(a).

“Sanctioned Jurisdiction” means, at any time, a country, region, jurisdiction or territory that is, or whose government is the target of comprehensive country-wide or territorial Sanctions currently, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, the Crimea, Kherson and Zaporizhia regions of Ukraine, Cuba, Iran, and North Korea.

“Sanctioned Person” means, at any time, any Person who is the subject or target of Sanctions, including: (a) any Person listed on any Sanctions-related list of designated Persons maintained by the United States Government (including OFAC and the U.S. Department of State), the United Nations Security Council, the European Union or its Member States, the United Kingdom; (b) a government or Governmental Authority of a Sanctioned Jurisdiction or Venezuela; (c) any Person located, organized, or resident in any Sanctioned Jurisdiction; or (d) any Person directly or indirectly owned or controlled by a Person listed in (a), (b) or (c) above (as “owned” and “controlled” are defined or interpreted under relevant Sanctions).

“Sanctions” means any international economic or financial sanction or trade embargo imposed, administered, or enforced from time to time by the United States Government (including by OFAC and the U.S. Department of State), the United Nations Security Council, the European Union or its Member States, the United Kingdom.

“Sarbanes-Oxley Act” is defined in Section 5.13(a).

“Schedules” means the Buyer Disclosure Schedules and the Seller Disclosure Schedules, collectively.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Security Arrangements” is defined in Section 4.33.

“Seller” and “Sellers” is defined in the preamble to this Agreement.

“Seller Agreement” means that certain agreement set forth on Schedule SA of the Seller Disclosure Schedules.

“Seller Controlled Tax Proceeding” is defined in Section 10.6.

“Seller Disclosure Schedules” means the disclosure schedule to this Agreement prepared by Sellers and delivered to Buyer on the Execution Date.

“Seller Fundamental Representations” means those representations and warranties set forth in Section 3.1 (Organization; Qualification), Section 3.2 (Authority; Enforceability), Section 3.3(a) (Non-Contravention), Section 3.6 (Ownership of Acquired Interests), Section 3.7 (Brokers’ Fee), Section 4.1 (Organization; Qualification), Section 4.2(a) (Non-Contravention), Section 4.4 (Acquired Interests), Section 4.5 (Subsidiaries) and Section 4.7 (Brokers’ Fees).

“Seller Parent” is defined in the preamble to this Agreement.

“Seller Prepared Return” is defined in Section 10.1(a).

“Seller Related Party” means Sellers, the Company Group, their respective Affiliates and Non-Company Affiliates, and each of their respective past, present or future direct or indirect equityholders, partners, members, managers, directors, officers, employees, agents, Representatives, successors and assigns and any other Person acting on behalf of any of the foregoing.

“Seller Releasees” is defined in Section 6.20(b).

“Seller Releasors” is defined in Section 6.20(b).

“Seller Share” means, (a) with respect to Pilot OFS, 79.5% and (b) with respect to Minerva, 20.5%, in each case as may be adjusted in accordance with Section 2.2(b).

“Sellers Marks” means any trade name, trademark, service mark, slogan, domain name, logo, trade dress, or other identifier of source that incorporates or comprises the term “Pilot Water Solutions” or any word, name, trademark, service mark, trade name, slogan, domain name, logo, trade dress or other identifier of source that is confusingly similar thereto or constituting an abbreviation, derivation or extension thereof, including those certain items listed on Schedule SM of the Seller Disclosure Schedules.

“Sellers’ Representative” is defined in the preamble to this Agreement.

“Severance Program” is defined in Section 6.13(e).

“Shortfall Amount” is defined in Section 2.3(d)(i).

“Straddle Period” means any taxable period beginning on or before and ending after the Closing Date.

“Submission” is defined in Section 2.3(c).

“Subsidiary” or “Subsidiaries” means, with respect to any Person, another Person in which such first Person owns, directly or indirectly, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, fifty percent (50%) or more of the Equity Interests of such Person).

“Surety Bonds” is defined in Section 4.33.

“Systems” means the produced water and other pipelines, gathering systems, lateral lines, pumps, pump stations, storage facilities, Disposal Wells, recycling facilities, terminals, processing plants and other related operations, assets, machinery and equipment that are owned by the Company Group and used for the conduct of the Business as presently conducted.

“Target Working Capital” means $[***].

“Tax” or “Taxes” means (a) any taxes, assessments, fees and other governmental charges in the nature of a tax imposed by any Governmental Authority, including income, profits, gross receipts, net proceeds, alternative or add-on minimum, ad valorem, value added, turnover, sales, use, property, personal property (tangible and intangible), environmental, stamp, leasing, lease, user, excise, duty, franchise, capital stock, transfer, registration, license, withholding, social security (or similar), unemployment, disability, payroll, employment, fuel, excess or windfall profits, occupational, premium, severance, estimated, or other similar charges, including any interest, penalty, or additional amounts imposed by any Governmental Authority in connection with any of the foregoing; (b) any Liability for the payment of any amounts of the type described in clause (a) as a result of being a member of a Consolidated Group for any period; and (c) any Liability for the payment of any amounts of the type described in clauses (a) or (b) as a result of the operation of Law or any express obligation to indemnify any other Person.

“Tax Group Member” means the Company and each other member of the Company Group and each Person set forth on Schedule 4.18(w) of the Seller Disclosure Schedules.

“Tax Proceeding” is defined in Section 10.3.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement with respect to any Tax required to be filed with a Governmental Authority, including any schedule or attachment thereto, and including any amendment thereof.

“Termination Date” is defined in Section 9.1.

“Termination Fee” is defined in Section 9.2(b).

“Third Party Claim” is defined in Section 9.4(e)(i).

“Top Customers” is defined in Section 4.26(a).

“Top Suppliers” is defined in Section 4.26(b).

“Trade Secrets” is defined in the definition of Intellectual Property.

“Trademarks” is defined in the definition of Intellectual Property.

“Transfer” means, with respect to any shares of Parent Class A Common Stock, (a) when used as a verb, to sell, assign, dispose of, exchange, pledge, encumber, hypothecate or otherwise transfer such shares or any participation or interest therein, whether directly or indirectly, or agree or commit to do any of the foregoing, and (b) when used as a noun, a direct or indirect sale, assignment, disposition, exchange, pledge, encumbrance, hypothecation, or other transfer of such shares or any participation or interest therein or any agreement or commitment to do any of the foregoing.

“Transaction Documents” means this Agreement, the Assignment of Interests, the Mutual Release, the Escrow Agreement, the Confidentiality Agreement and each other agreement, document and instrument required to be executed in accordance with this Agreement.

“Transaction Expenses” means, as of immediately prior to the Closing, the aggregate amount of the unpaid fees, commissions or expenses incurred by the Company Group in connection with the preparation, negotiation and execution of this Agreement and/or the consummation or performance of any of the transactions contemplated by this Agreement, including the fees and expenses of any broker, investment banker or financial advisor, any legal, accounting and consulting fees and expenses, and the Closing Compensation, including any Taxes incurred with respect to the payment of any of the foregoing.

“Transfer Taxes” is defined in Section 10.4.

“Transition Services” is defined in Section 6.26(a).

“Treasury Regulations” means the regulations (including temporary and proposed regulations) promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code. All references herein to Sections of the Treasury Regulations shall include any corresponding provision or provisions of succeeding or substitute Treasury Regulations.

Exhibit B
Form of Assignment of Interests

[Intentionally omitted.]

B-1

Exhibit C
Form of Mutual Release

[Intentionally omitted.]

C-1

Exhibit D
Form of Escrow Agreement

[Intentionally omitted.]

D-1

Exhibit E
Form of ESTIMATED Settlement Statement

[Intentionally omitted.]

E-1